ORIGINAL

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE SUPPORTING FINANCIAL DATA OF
THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING
FILED IN PAPER PURSUANT TO A CONTINUING
HARDSHIP EXEMPTION**



03033833

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Provident Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

1050154
~~0001051741~~
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-108795
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Montebello, State of New York, on September 26, 2003.

PROVIDENT BANCORP, INC.

By: 

George Strayton
President and Chief Executive Officer

CONVERSION APPRAISAL REPORT
IN CONJUNCTION WITH
SECOND STEP CONVERSION AND
SIMULTANEOUS ACQUISITION

PROVIDENT BANCORP, INC.

PROPOSED HOLDING COMPANY FOR
PROVIDENT BANK
Montebello, New York

Dated As Of:
August 29, 2003

Prepared By:

RP Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP FINANCIAL, LC.
Financial Services Industry Consultants

August 29, 2003

Board of Directors
Provident Bancorp, MHC
Provident Bancorp, Inc.
Provident Bank
400 Rella Boulevard
Montebello, New York 10901

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock to be issued by Provident Bancorp, Inc., Montebello, New York (the "Company"), in connection with the mutual-to-stock conversion of Provident Mutual Holding Company (the "MHC"). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 55.53% of the common stock of the Company (the "MHC Shares"), the mid-tier holding company for Provident Bank, Montebello, New York (the "Bank"). The remaining 44.47% of the Company's common stock is owned by public stockholders (the "Public Shares"). The Company, organized in January 1999, owns 100% of the outstanding common stock of the Bank.

This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof.

Plan of Conversion and Reorganization

On July 1, 2003, the Board of Directors of the MHC, the Company and the Bank adopted both a Plan of Conversion and Reorganization (the "Plan") and an Agreement and Plan of Reorganization (the "Agreement"), pursuant to which the proposed transaction will occur. Pursuant to the Plan, the Company, which owns 100% of the Bank, will be succeeded by a new Delaware corporation with the same name. As part of the conversion, the Company will sell shares of common stock in an offering representing the 55.53% interest in the Company currently owned by the MHC (the "Second Step Conversion"). The Company will also issue shares of common stock to the public stockholders of the Company pursuant to an exchange ratio that will preserve the ownership ratio of the Public Shares, before taking into account the contribution of newly-issued shares to a newly-formed charitable foundation or the issuance of shares in the simultaneous merger transaction, as described below.

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

Concurrent with the Reorganization, the Company will form a charitable foundation called the Provident Bank Charitable Foundation ("Foundation"). The Foundation will be funded by a charitable contribution from the Bank in the amount of $5 million, comprised of 80% conversion stock and 20% cash.

Pursuant to the July 1, 2003 merger agreement by and between the MHC, the Company, and the Bank with E.N.B. Holding Company, a New York Corporation, and its wholly-owned subsidiary, Ellenville National Bank, Ellenville, New York (collectively referred to as "ENB"), each of the 15,227 outstanding shares of ENB common stock will be acquired by the Company in a 50% cash and 50% stock transaction valued at approximately $73.5 million. In conjunction with the merger, ENB's wholly-owned bank subsidiary will be merged into the Bank with the Bank being the survivor of the merger. Pursuant to the Agreement, ENB shareholders will elect to receive $4,830 for each share in the form of:

1) Cash;
2) Shares of Company common stock (issued at $10.00 per share); or
3) A combination of cash and shares of Company common stock.

Accordingly, the Company expects to issue 3,677,320 shares of its common stock to ENB shareholders in the merger with a market value of approximately $36.8 million, and to pay cash consideration of approximately $36.8 million. In the event that the Company sells more than $181.3 million of shares of common stock in the offering (excluding shares issued to the Foundation), then the number of shares to be issued to ENB stockholders will be increased to preserve their ownership ratio in the Company at approximately 10%.

RP Financial, LC.

RP Financial, LC. ("RP Financial") is a financial consulting and valuation firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal and assisting the Bank and the Company in the preparation of the post-conversion business plan, we are independent of the Company, the Bank, the MHC and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the applicable regulatory applications for this transaction, including the conversion prospectus and merger proxy as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Company that has included a review of audited financial information for the past five fiscal years through 2002 and unaudited financial information through June 30, 2003. We have conducted due diligence related discussions with the Company's management; KPMG LLP, Stamford, Connecticut, the Company's independent auditor; Luse Gorman Pomerenk & Schick, P.C., the Company's conversion counsel; and Ryan, Beck & Co., LLC, the Company's marketing advisor in connection with the stock offering. Additionally, we have conducted an analysis of ENB, including a review of audited financial information for the three fiscal years through 2002 and unaudited financial information through June 30, 2003, and we have discussed such financial information with ENB's management. All conclusions set forth in the appraisal were reached independently from such third party discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which the Company operates and have assessed the Company's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on the Company and the industry as a whole. We have analyzed the potential effects of the stock conversion and simultaneous acquisition of ENB on the Company's operating, financial and other characteristics as they relate to the pro forma market value of the Company. We have reviewed the overall conditions in the Company's primary market area as set forth in demographic, economic and competitive information prepared by CACI, SNL Securities and other third party private and governmental sources, including the markets served by ENB. We have compared the Company's financial performance and condition with selected publicly-traded thrifts in accordance with the OTS valuation guidelines, as well as all publicly-traded thrifts and thrift holding companies, including pro forma analyses. We have reviewed the current conditions in the securities markets in general and in the market for thrift stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, second step conversion offerings and conversion offerings involving simultaneous acquisitions. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

Our Appraisal is based on the Company's representation that the information contained in the regulatory applications and additional information furnished to us by the Company and ENB and their respective independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Company or ENB, or their respective independent auditors, legal counsel and other authorized agents nor did we independently value the assets or liabilities of the Company or ENB. Our valuation was also predicated on the Company completing the acquisition of ENB in a manner consistent with the Agreement. The valuation considers the Company only as a going concern and should not be considered as an indication of the Company's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Company, ENB and for all thrifts and banks. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company's value alone. It is our understanding that the Company intends to remain an independent institution and there are no current plans for selling control of the Company as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which the Company's common stock, immediately upon completion of the conversion offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of August 29, 2003, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion – including: (1) newly-issued shares representing the MHC's ownership interest in the Company; (2) exchange shares to be issued to existing public shareholders of the Company; (3) cash and newly-issued shares contributed to the Foundation; and (4) the $73.5 million cash and stock acquisition of ENB, including the 3,677,320 merger shares issued to ENB's shareholders – was $283,903,890 at the midpoint, equal to 28,390,389 shares at a per share value of $10.00.

Based on the foregoing valuation, the corresponding range of shares and values are as follows:

	2nd Step Offering Shares	Exchange Shares(1)	Merger Shares(2)	Shares Contributed to Foundation(3)	Total Shares
Shares					
Supermaximum	17,853,750	14,300,284	3,677,320	400,000	36,231,354
Maximum	15,525,000	12,435,029	3,677,320	400,000	32,037,349
Midpoint	13,500,000	10,813,069	3,677,320	400,000	28,390,389
Minimum	11,475,000	9,191,109	3,677,320	400,000	24,743,429
Minimum, As Adj.(4)	7,797,680	9,191,109	3,677,320	400,000	21,066,109
Market Value(5)					
Supermaximum	$178,537,500	$143,002,840	$36,773,200	$4,000,000	$362,313,540
Maximum	$155,250,000	$124,350,290	$36,773,200	$4,000,000	$320,373,490
Midpoint	$135,000,000	$108,130,690	$36,773,200	$4,000,000	$283,903,890
Minimum	$114,750,000	$91,911,090	$36,773,200	$4,000,000	$247,434,290
Minimum, As Adj.(4)	$77,976,800	$91,911,090	$36,773,200	$4,000,000	$210,661,090

(1) Reflects an exchange ratio of 4.0430, 3.5156, 3.0571, 2.5985 and 2.5985 at the supermaximum, maximum, midpoint, minimum, and minimum as adjusted of the valuation range.
(2) Unless the offering exceeds $181.3 million, the merger exchange ratio is fixed at 241.5 shares of Company stock for every one ENB share.
(3) The shares contributed to the Foundation are based on a total contribution amount of $5 million, and the contribution is comprised of 20% cash and 80% stock.
(4) In the event that orders for the 11,475,000 minimum shares are not received in the offering, then, at the Company's discretion, in order to issue the minimum number of shares necessary to complete the conversion and second step stock offering, up to 3,677,320 shares of the unsubscribed offering shares may be issued to ENB stockholders as merger consideration.
(5) Based on a $10.00 per share offering price.

Establishment of the Exchange Ratio

OTS regulations provide that, in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of Company stock as a fully converted company. The Board of Directors of the MHC has independently established a formula to determine the exchange ratio, designed to result in an offering price of $10.00 per share. The formula has been designed to preserve the current aggregate percentage ownership in the Company equal to 55.53% as of August 29, 2003, before issuance of shares to the Foundation or the shareholders of ENB. Pursuant to this formula, the exchange ratio to be received by the existing public shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the Subscription and Community offerings. Based upon this formula, and the valuation conclusion and offering range concluded above, the exchange ratio would be 2.5985 shares, 2.5985 shares, 3.0571 shares, 3.5156 shares and 4.0430 shares of newly issued shares of Company stock for each share of stock held by the public shareholders at the minimum as adjusted, minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market, and reflects only a valuation range as of this date for the pro forma market value of the Company immediately upon issuance of the stock.

RP Financial's valuation was determined based on the financial condition, operations and shares outstanding of the Company and ENB as of June 30, 2003, the date of the financial data included in the prospectus. The proposed exchange ratio to be received by the current public stockholders of the Company and the exchange of the public shares for newly issued shares of Company common stock as a full public company was determined independently by the Boards of Directors of the MHC, the Company and the Bank. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of the Company or ENB, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of the Company's stock offering.

Respectfully submitted,

RP FINANCIAL, LC.



Ronald S. Riggins
President and Managing Director



James P. Hennessey
Senior Vice President

TABLE OF CONTENTS
PROVIDENT BANCORP, INC.
Montebello, New York

TABLE OF CONTENTS
PROVIDENT BANCORP, INC.
Montebello, New York
(continued)

LIST OF TABLES
PROVIDENT BANCORP, INC.
Montebello, New York

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Provident Bank (the "Bank"), organized in 1888, is a federally-chartered stock savings bank that is headquartered in Montebello, New York. The Bank is the wholly-owned subsidiary of Provident Bancorp, Inc. (the "Company"), a "mid-tier" holding company of which the majority owner is Provident Bancorp MHC (the "MHC"). The MHC owns 55.53% of the Company's shares (the "MHC Shares"), while the remaining 44.47% are owned publicly (the "Public Shares"). The Bank completed a mutual holding company reorganization transaction in January 1999, through which the Company sold 46.7% of its common stock to the public and issued the remaining majority shares to the MHC.

In addition to its executive office in Montebello, New York, the Bank has 13 retail office facilities in Rockland County and five offices in Orange County, New York. Two of the Orange County offices are the result of the acquisition of the National Bank of Florida ("NBF"), which was completed in April 2002. With the acquisition of E.N.B. Holding Company, and its wholly-owned subsidiary, Ellenville National Bank ("ENB"), to be completed simultaneous with the second step conversion, the Bank will expand its office network by nine, including five offices in Orange County and two offices each in Sullivan and Ulster Counties. The addition of ENB's Orange County offices will substantially enhance the Bank's market rank to ninth, while ENB's Sullivan and Ulster County offices will represent a market entrée into these contiguous areas north and northwest. No branch closings are contemplated as the result of the ENB merger.

The Bank owns and operates as a wholly-owned subsidiary Provident Municipal Bank ("PMB"), which is a limited-purpose commercial bank chartered in April 2002. PMB is a New York state-chartered bank that was formed to accept deposits from municipalities in the Bank's market area, as New York State law prohibits government entities from depositing public funds with thrift institutions. Formation of PMB was instrumental in retaining the public deposits of NBF, and likewise will be key to retaining ENB's public deposits.

The Bank is a member of the Federal Home Loan Bank ("FHLB") system, with its deposits insured up to the regulatory maximums by the Federal Deposit Insurance Corporation

("FDIC") under both the Savings Association Insurance Fund ("SAIF") and the Bank Insurance Fund ("BIF"). The Bank's primary regulator is the Office of Thrift Supervision ("OTS").

At June 30, 2003, the Bank had total assets of $1.1 billion, total deposits of $857.5 million, and total equity of $115.7 million, equal to 10.38% of total assets. For the 12 months ended June 30, 2003, the Bank reported net income of $10.9 million for a return of 1.02% of average assets. The Bank's audited financial statements are included by reference as Exhibit I-1. The Bank's size, capitalization and profitability will significantly increase as a result of the second step conversion and the acquisition of ENB.

Plan of Conversion and Reorganization

On July 1, 2003, the Board of Directors of the MHC, the Company and the Bank have adopted both a Plan of Conversion and Reorganization (the "Plan") and an Agreement and Plan of Reorganization (the "Agreement"), pursuant to which the proposed transaction will occur. The Reorganization will become effective with the completion of the stock sale, which is targeted for the beginning of the first calendar quarter of 2004.

Pursuant to the Plan, a new Delaware corporation with the same name will succeed the Company, which owns 100% of the Bank. As part of the conversion, the Company will sell shares of common stock in an offering representing the ownership interest in the Company currently owned by the MHC (the "Second Step Conversion"). As of June 30, 2003, the MHC's ownership interest in the Company approximated 55.53%, while the public stockholders' ownership interest in the Company approximated 44.47%. The Company will also exchange the Company's Public Shares pursuant to an exchange ratio that will preserve their ownership ratio prior to taking into account the issuance of newly-issued shares to the charitable foundation and to the ENB shareholders.

The Company will retain a portion of the net offering proceeds, with the balance downstreamed to the Bank to attain a minimum 10% tangible equity ratio. The net proceeds at the Company and the Bank will initially be invested into short-term investments pending longer-term deployment. The Bank's activities are expected to be generally consistent with the past. The Company intends to pursue acquisitions of other regionally based financial institutions as well as open de novo branches, capitalizing on the increased equity position and higher market capitalization of the common stock. At present, there are no specific plans to acquire financial institutions other than ENB. The Company expects to continue to pay quarterly dividends to shareholders and may continue to repurchase shares of common stock, if appropriate.

Further details of the stock conversion are set forth in the Bank's conversion application, plan of conversion, notice and information statement and holding company application.

Establishment of a Charitable Foundation

In order to enhance the historically strong community service and reinvestment activities, the Company will establish the Provident Bank Charitable Foundation, Inc. (the "Foundation"), a private charitable foundation, in connection with the conversion. The Company will make a contribution to the Foundation in an amount equal to $5 million, comprised of $4 million of conversion stock and $1 million of cash. The Foundation's charitable giving is intended to complement the Bank's existing community reinvestment activities, and will be dedicated to help fund local projects and programs of civic, charitable and cultural organizations within the communities served by the Bank. The Company believes the Foundation will enhance the Bank's already strong reputation for community service. Foundation ownership of the Company's stock will enable the local community served to share in the anticipated market value and dividend growth.

Acquisition of ENB

As of July 1, 2003, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") to acquire ENB's 15,227 shares outstanding in a 50% cash and 50% stock transaction, for a deal value of approximately $73.5 million. Pursuant to the Merger Agreement, ENB stockholders will receive $4,830 for each share, subject to the following election:

1) Cash;
2) Shares of Company common stock (issued at $10.00 per share); or
3) A combination of cash and shares of common stock.

Accordingly, the Company expects to issue 3,677,320 shares of the Company's common stock to ENB's stockholders in the merger with a market value of approximately $36.8 million, and to pay cash consideration of approximately $36.8 million. In the event that the Company sells more than $181.3 million of shares of common stock in the offering (excluding shares contributed to the Foundation), then the number of shares to be issued to stockholders of ENB will be increased to preserve their ownership ratio in the Company at approximately 10%.

ENB is closely-held by a small number of shareholders. ENB's stock has been traded infrequently in recent years and the stock is not followed by the investment community as a result. As of June 30, 2003, ENB reported consolidated assets of $341.7 million, deposits of $307.7 million and stockholders' equity of $29.9 million, equal to 8.75% of total assets. ENB's reported earnings for the 12 months ended June 30, 2003 equaled $3.8 million, or approximately 1.19% of average assets. ENB has enjoyed relatively strong growth over the last few years reflecting competitive pricing strategies, de novo branching and a commercial lending emphasis.

ENB conducts business through its main office in Ellenville, New York and eight branch offices, covering a three-county market area in southern New York – including five offices in Orange County and two offices each in Sullivan and Ulster Counties. ENB is a community-oriented bank that provides full service commercial and consumer banking. ENB's loan portfolio consists primarily of commercial real estate and business loans, and, to a lesser extent, residential mortgage and consumer loans. ENB's credit quality and loss reserve adequacy are considered good. Investments held by ENB consist primarily of U.S. Government and agency securities, including callable securities, as well as mortgage-backed securities ("MBS") and municipal securities on a more limited basis. Retail deposits have served as the principal funding source for ENB, and borrowings have not been used in recent years.

Reasons for the ENB Acquisition

The acquisition of ENB will be beneficial to the Bank's operations in a number of ways. Most notably, the acquisition will expand the Bank's geographic presence in existing and contiguous markets. Further, the Company will become a larger institution with a greater market capitalization, giving it a larger platform for expansion. The Bank's commercial lending strategy will be augmented by ENB's commercial portfolio and relationships in existing and contiguous markets. Following the merger, the Bank is expected to rank ninth in terms of deposit market share in Orange County while the acquisition of ENB's office in Sullivan and Ulster Counties will represent a market entrée into these markets for the Bank. The combined organization is expected to be better postured to improve the return on equity ("ROE") than the Company could initially realize in a stand-alone second step conversion. Thus, the merger facilitates the Company's ability to enhance shareholder value over the long term. The merger is expected to be accretive to the public shareholders from an earnings per share and tangible book per share perspective, even before taking potential merger synergies into account.

Reasons for Conversion and Use of Proceeds

Since the completion of the MHC reorganization in 1999, the Company has operated under the philosophy that it would pursue a second step conversion at a time when a business strategy could be implemented that required such capital. In this regard, the Company has periodically evaluated potential acquisition transactions that would have required a second step conversion. In other words, the Company was not willing to complete a second step conversion that would result in a heavily overcapitalized position without a strategy to leverage and deploy the additional capital. ENB's asset size and stock component of the merger consideration warranted completing a second step conversion in view of the strategic benefits provided by the merger. The conversion will support growth of market share and competitive position, most notably through the acquisition of ENB. The conversion proceeds and exchange of shares, net of the cash portion of the consideration paid to ENB's shareholders, will be utilized to capitalize the increase in assets that will result from the acquisition of ENB, enabling the Bank to remain well capitalized.

The Company perceives that there will be additional opportunities for growth through acquisition following the conversion and simultaneous acquisition. The increase in capital will also support internal growth through expansion of the branch network, as well as an expanded offering of products and services offered through the combined Bank. The Bank currently plans to open approximately one branch per year over the next several years. The initial use of proceeds anticipated is highlighted below.

- The Company. The Company is expected to retain a portion of the net conversion proceeds to fund the loan for stock purchased by the newly-formed Employee Stock Ownership Plan ("ESOP") and for other corporate purposes, including regular dividends, potential special dividends, acquisitions, infusing additional equity into the Bank and/or repurchases of common stock. On an interim basis, such funds will be invested in short- to intermediate-term investment securities.

- The Bank. The majority of the net conversion proceeds will be used to increase the Bank's leverage capital ratio to a minimum of 10%. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank will initially become part of general funds, invested into short- to intermediate-term securities pending deployment into loans and investment securities.

Strategic Overview

In recent years, the Bank's strategic focus has been that of a community oriented financial institution with a primary focus on meeting the borrowing, checking, savings and other financial needs of customers in the Rockland and Orange County areas. In this regard, the Bank historically emphasized a permanent residential lending strategy with a moderate diversification into residential construction and commercial real estate lending, as well as mortgage banking. The Bank determined that there was ample opportunity for profitable growth as a community bank in commercial and consumer lending during the early 1990s. Over the last decade, the Bank has broadened its products and services and emphasized responsive customer service to local retail and commercial customers.

The Bank has implemented a three-prong lending strategy: (1) residential mortgage lending for portfolio; (2) commercial lending, including commercial and multi-family mortgage loans as well as commercial and industrial loans ("C&I loans"); and (3) longer term fixed rate residential mortgage loans originated for resale into the secondary market. The Bank has developed the infrastructure to support its commercial and consumer lending strategy, including policies and procedures for credit administration and risk management. At present, the Bank employs eight loan officers with extensive regional commercial lending experience. The Bank's competitive strategy for commercial lending has been facilitated by such staffing and infrastructure enhancements. A number of the Bank's senior management and lending staff were formerly employed at New York area commercial banks, thus bringing experienced staff to the

Bank's program. Another key step included the conversion to a commercial bank data processing system for enhanced administration of commercial accounts. The Bank has separated the credit and loan administration function from the loan department, posturing the credit and loan administration department to be better able to assess and minimize the credit-related risks of commercial lending. Additionally, the internal loan review function has been augmented by a periodic third party review performed by a firm expert in the field.

The commercial lending strategy has been conducted prudently, thereby limiting portfolio growth to a moderate pace. As a result, residential mortgage loans still comprise 55% of total loans. The ENB acquisition is expected to increase the commercial loan mix.

The Bank's general residential lending philosophy is to seek to originate adjustable rate loans and/or shorter-term fixed rate loans for portfolio (15 year maturities or less and bi-weekly loans) and sell conforming longer-term fixed rate loans through various secondary market conduits (primarily Freddie Mac) on a servicing retained basis. However, the Bank typically retains longer term non-conforming fixed rate mortgage loans.

The Bank has been expanding its retail franchise in existing and contiguous markets through marketing, product and pricing, and relationship banking strategies, as well as through branching, acquisition and emphasizing alternative delivery systems. The Bank's most significant growth has been accomplished through its acquisition strategy. In this regard, the Bank purchased two branch offices in separate transactions consummated in March and May 1996, in which it assumed $104.5 million of deposits, for a total deposit premium of $7.5 million. In April 2002, the Company acquired NBF with its two Orange County offices and $88.2 million in deposits, for $28.1 million in cash. The additional capital raised in the second step conversion and its full-stock structure will enhance the Bank's ability to pursue other acquisitions as well as open additional de novo branches.

Retail deposits have consistently served as the primary funding liability for the Bank. Borrowings have been used to a limited degree, primarily for asset-liability management purposes, and the Bank anticipates continuing to use borrowed funds in this capacity in the foreseeable future.

The Bank has continued to increase revenues in non-traditional areas to build on its current customer base in Rockland and Orange Counties and surrounding areas. In this regard, the Bank has established a trust department and sells insurance-type products and mutual funds and annuities through representatives in the branches.

The Board and management believe that the Bank is uniquely postured to effectively compete against the numerous larger financial institutions operating locally, particularly those headquartered in New York City. In this regard, the Bank is relatively unique in that it can originate both commercial real estate loans and commercial and industrial ("C&I") loans through a single officer relationship. Furthermore, the local decision making and focus on prompt loan approvals gives the Bank an additional competitive edge in terms of lending.

Balance Sheet Trends

Table 1.1 shows the Company's historical balance sheet data from September 30, 1998 (just before the January 1999 MHC reorganization) through June 30, 2003. Also reflected in Table 1.1 is the consolidated pro forma balance sheet at June 30, 2003 giving effect to the acquisition of ENB – which incorporates purchase accounting estimates but not offering proceeds. The following paragraphs describe the historical balance sheet trends for the Company on a pre-acquisition basis. The pro forma balance sheet impact of the acquisition of ENB will be discussed in a later section.

Growth Trends

Since September 30, 1998, the Company's assets increased at an annual rate of 10.6%, including the NBF acquisition which added approximately $93.1 million of net assets in fiscal 2002. Excluding NBF's acquired assets, the Company's annual growth rate approximated 8.6%.

The Company's 8.5% loan growth lagged asset growth, in part due to the limited loan portfolio of NBF. Thus, total cash and investments increased at a faster 13.4% rate, but this is also attributable to the higher utilization of borrowings in wholesale leverage transactions. Although borrowings increased at a faster rate than deposits, at 19.6% and 8.9%, respectively, deposit growth (including the NBF acquisition) has funded the majority of asset growth since fiscal year end 1998.

Table 1.1
Provident Bancorp, Inc.
Historical Balance Sheets
(Amount and Percent of Assets)

	For the Fiscal Year Ended September 30, 1998		1999		2000		2001		2002		As of June 30, 2003		Compounded Annual Growth Rate	Pro Forma Combined As of June 30, 2003 (1)	
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Pct (%)	Amount ($000)	Pct (%)
Total Amount of:															
Assets	$691,068	100.00%	$814,518	100.00%	$844,303	100.00%	$881,260	100.00%	$1,027,701	100.00%	$1,114,698	100.00%	10.59%	$1,465,518	100.00%
Loans Receivable (net)	463,667	67.09%	566,521	69.55%	589,822	69.86%	606,146	68.78%	660,816	64.30%	682,555	61.23%	8.48%	886,013	60.46%
Cash and Cash Equivalents	7,572	1.10%	11,838	1.45%	12,785	1.51%	16,447	1.87%	35,093	3.41%	43,473	3.90%	44.47%	20,939	1.43%
Investment Securities															
Available for Sale	97,983	14.18%	148,387	18.22%	162,157	19.21%	163,928	18.60%	206,146	20.06%	251,913	22.60%	21.99%	357,247	24.38%
Held-to-Maturity	98,402	14.24%	56,782	6.97%	48,586	5.75%	71,355	8.10%	86,791	8.45%	82,787	7.43%	-3.57%	87,433	5.97%
FHLB Stock	3,690	0.53%	6,176	0.76%	7,023	0.83%	5,521	0.63%	5,348	0.52%	5,819	0.52%	10.06%	6,292	0.43%
Intangible Assets	3,665	0.53%	1,960	0.24%	359	0.04%	0	0.00%	15,041	1.46%	14,697	1.32%	33.96%	66,250	4.52%
Deposits	573,174	82.94%	586,640	72.02%	608,976	72.13%	653,100	74.11%	799,626	77.81%	857,534	76.93%	8.85%	1,166,178	79.57%
Borrowed Funds	49,931	7.23%	117,753	14.46%	127,571	15.11%	110,427	12.53%	102,968	10.02%	116,732	10.47%	19.58%	116,732	7.97%
Stockholder's Equity	55,200	7.99%	90,299	11.09%	90,986	10.78%	102,620	11.64%	110,867	10.79%	115,737	10.38%	16.87%	152,510	10.41%
Tangible Stockholder's Equity	51,535	7.46%	88,339	10.85%	90,627	10.73%	102,620	11.64%	95,826	9.32%	101,040	9.06%	15.23%	86,260	5.89%
Loans/Deposits		80.89%		97.62%		98.01%		93.66%		83.31%		80.27%			76.52%
IEA/IBL (Average)		114.88%		119.28%		118.54%		120.20%		120.03%		120.65%			123.77%
Non-Performing Assets/Assets		0.94%		0.62%		0.50%		0.27%		0.49%		0.48%			0.41%
Non-Performing Loans/Total Loans		1.32%		0.82%		0.67%		0.38%		0.74%		0.77%			0.67%
Allow. for Loan Losses as a % of:															
Non-Performing Loans		80.3%		133.8%		189.9%		400.7%		209.6%		205.9%			227.8%
Total Loans Receivable		1.05%		1.08%		1.28%		1.48%		1.55%		1.59%			1.53%
Number of Full Service Offices		11		12		13		15		17		18			27

(1) Reflects pro forma impact of the E.N.B. Holding Company acquisition only. The impact of the net conversion proceeds has not been reflected.

Source: Provident Bancorp's prospectus.

Following the MHC offering in early fiscal 1999, the Company's equity has increased steadily, primarily due to retained earnings. Tangible equity declined in fiscal 2002 due to the more than $15 million in intangible assets generated from the NBF cash acquisition. As of June 30, 2003, the Company's tangible equity equaled $101.0 million, or 9.06% of assets.

Loans Receivable

Loans receivable totaled $682.6 million (excludes $2.6 million of loans held for sale), or 61.23% of total assets and 80.57% of deposits, as of June 30, 2003. The loans/assets and loans/deposits ratios reflect a declining trend since the end of fiscal 2000, in part due to the low proportion of loans maintained by NBF. Currently, 1-4 family mortgage loans comprise the largest segment of the loan portfolio, equal to 54.8% of total loans. The residential mortgage loan portfolio consists primarily of adjustable rate mortgage ("ARM") loans and shorter term fixed rate mortgage loans (i.e., maturities of less than 15 years or bi-weekly payment loans). The Bank's general philosophy is to seek to originate adjustable rate loans and/or shorter-term fixed rate residential loans for portfolio and sell longer-term conforming fixed rate loans through various secondary market conduits (primarily Freddie Mac) on a servicing retained basis.

The Bank's commercial lending strategy is evidenced by the growth in such loans, both real estate based and non real estate based. In this regard, since September 30, 1998, the commercial portfolio has grown $117 million (more than doubled) to $232.6 million, currently representing 33.4% of loans. In comparison, the 1-4 family mortgage portfolio has increased by $89 million over this period to $379.8 million, but has declined in proportion to 54.8%. Similarly, consumer loans have increased but have declined in proportion to 11.7% of loans as of June 30, 2003.

Investment and Mortgage Backed Securities

The intent of the Bank's investment policy is to provide adequate liquidity, to generate a favorable return on excess investable funds and to support the established credit and interest rate risk objectives. In order to accomplish the foregoing objectives, the level of investments and MBS has been maintained at approximately 25% to 35% over the last five fiscal years. The Bank anticipates initially reinvesting the net offering proceeds into investments with short-term maturities, pending longer-term deployment into other investments and loans.

As of June 30, 2003, the Bank's portfolio of cash and cash equivalents totaled $43.5 million, equal to 3.90% of assets. Investment securities available for sale ("AFS") totaled $251.9 million, equal to 22.6% of assets, while the balance of securities held to maturity ("HTM") was lower at $82.8 million, or 7.4% of assets, as of June 30, 2003 (see Exhibit I-3). In the aggregate, HTM and AFS investment securities equaled 30.0% of total assets as of June 30, 2003, which reflects a modest increase since the end of fiscal 2000, in part reflecting the lower proportion of loans at NBF.

MBS comprise the largest segment of the investment and MBS portfolio, totaling $175.6 million, or 15.8% of assets, as of June 30, 2003. Approximately 63.4% of the MBS portfolio was classified as AFS, and MBS primarily consist of pass-through agency securities and collateralized mortgage obligations ("CMOs").

As of June 30, 2003, the Bank's investments portfolio totaled $159.1 million, or 14.3% of total assets, and was primarily comprised of U.S. Government ($15.4 million) and agency securities ($109.7 million), investment grade state and municipal securities ($19.8 million) and corporate securities ($12.9 million), and relatively small balances of equity securities ($1.3 million).

No major changes to the composition and practices with respect to the management of the investment portfolio are anticipated over the near term. The level of cash and investments is anticipated to increase initially following conversion, pending gradual redeployment into higher yielding loans.

Funding Structure

The Bank maintains a relatively large base of savings and transaction accounts (or "core" deposits), with only 27.1% of deposits consisting of certificates of deposits ("CDs") as of June 30, 2003. Growth of the Bank's deposit base since September 30, 2001 has been enhanced by the acquisition of NBF, which contributed $88.2 million of deposits in fiscal 2002. Since the end of fiscal 2000, excluding the impact of the acquired NBF deposits, total deposits have increased at an 8.8% annual rate, which has been partially facilitated through the opening of three de novo branches. As future prospects for in-market deposit growth at existing branch facilities are expected to remain moderate, in order to gain market share the Bank has been intensifying the cross-selling strategy to stimulate deposit growth from existing customers, maintaining expanded office hours (including Saturday and Sunday hours) and expanding and refining products and services. The Bank expects to continue to open at least one branch per year over the next several years and pursue other acquisition opportunities.

Borrowings have been increasingly utilized since the end of fiscal 1998, primarily FHLB advances, particularly as the Bank has sought to avail itself to favorably priced long term funds. The Bank expects to continue to utilize borrowings: (1) when such funds are priced attractively relative to deposits; (2) to lengthen the duration of liabilities; (3) to enhance earnings when attractive revenue enhancement opportunities arise; and (4) to generate additional liquid funds, if required. Also, the Bank intends to engage in wholesale leveraging on a short-term basis prior to the conversion, and repay the borrowings with the net proceeds – in effect, pre-investing some of the new equity.

Capital

From fiscal year end 1998 through June 30, 2003, the Company's equity increased at a 16.9% annual rate; over the same period, tangible equity increased 13.7% annually. The most significant equity growth during this period was in connection with the 1999 MHC stock offering, raising net proceeds of approximately $37.1 million. Since the end of fiscal 1999, the Company's equity has increased 13.5% annually, reflecting the net impact of the Company's earnings growth, dividends and stock repurchases.

Overall, the Company's equity-to-assets ratio increased from 8.0% at fiscal year end 1998 to 10.4% at June 30, 2003. The Company's tangible equity-to-assets ratio equaled 9.1% at June 30, 2003, versus a comparable ratio of 7.5% at year end 1998. The 1996 branch purchase premium has since been fully amortized. Total intangible assets created pursuant to the NBF acquisition equaled $15.3 million, including the amortizing $1.8 million core deposit intangible ("CDI"). The additional capital realized from the second step conversion offering will serve to strengthen the Company's capital position and support contemplated future growth and cash dividends.

The Bank maintained capital surpluses relative to all of its regulatory capital requirements at June 30, 2003, as summarized in the table below.

	Required Capital ($000)	Actual Capital ($000)	Excess ($000)
Tangible Capital	$16,372	$91,053	$74,681
Core Capital	43,658	91,053	47,395
Risk-Based Capital	52,587	98,880	46,293

Source: Prospectus.

ENB Balance Sheet Trends

From December 31, 1998 through June 30, 2003, ENB's assets increased at an annual rate of 11.8%. Expansion of the loan portfolio was the largest contributor to growth, as the portfolio more than doubled and increased in proportion from 46.6% to 58.5% of total assets. Asset growth has been funded primarily with deposits over this period, as deposits increased at an 11.8% annual rate.

ENB's loan portfolio, totaling approximately $199.8 million as of June 30, 2003, is concentrated in commercial loans, including commercial real estate loans (48.0% of total loans) and C&I loans (19.8% of total loans). The balance of the loan portfolio is comprised of 1-4 family permanent mortgage loans (12.9% of total loans) and consumer loans (14.7% of total loans), which includes secured and unsecured installment loans as well as homeowner loans and home equity lines of credit.

Overall, ENB's $110.0 million investment portfolio is composed of relatively high quality liquid securities. Federal agency securities, many of which are structured callable securities, comprise the most significant component of ENB's investment portfolio; these securities totaled $79.6 million as of June 30, 2003, and all were classified as AFS. The balance of the investment portfolio was comprised of state and municipal securities, MBS and comparatively smaller balances of corporate debt securities and equity securities. The substantial majority of the portfolio was classified as AFS, as HTM securities totaled only $4.6 million and were primarily comprised of relatively illiquid municipal bonds.

ENB's equity increased at a 10.9% annual rate since December 31, 1998, primarily through retention of earnings after dividend payments. ENB's equity-to-assets ratio equaled

8.8% at June 30, 2003, versus a similar ratio of 9.1% at year end 1998, maintaining capital surpluses relative to the regulatory capital requirements.

Income and Expense Trends

Table 1.2 shows the Company's historical income statements from the fiscal year ended September 30, 1998 through the 12 months ended June 30, 2003. Table 1.2 also shows the pro forma income statement for the 12 months ended June 30, 2003 after giving effect to the acquisition of ENB (but before reflecting the pro forma impact of the conversion). The following paragraphs describe the historical income statements of the Company on a pre-acquisition basis. The pro forma income statement impact of the acquisition is discussed in a later section.

Over this period, profitability ranged from a low of 0.52% of average assets in 1999 to a high of 1.02% of average assets for the 12 months ended June 30, 2003. Earnings generally reflect a rising trend owing to balance sheet expansion, a widening net interest margin (reflecting a favorable interest rate environment and higher yielding loan portfolio), higher non-interest income and lower loss provisions. Furthermore, the Company's recent earnings have been supported by non-recurring gains on the sale of loans and investments, in part reflecting a favorable interest rate environment.

Net Interest Income

The Company's net interest income has steadily increased, primarily reflecting balance sheet growth, emphasis in higher yielding commercial loans, favorable changes in the yield curve and the NBF acquisition. Between fiscal 1998 and fiscal 2001, net interest income increased from $27.1 million (4.08% of average assets) to $34.7 million (4.04% of average assets). Net interest income increased to $42.8 million in fiscal 2002 (4.48% of average assets) and to $46.0 million for the 12 months ended June 30, 2003, with the growth partially accounted for by the NBF acquisition. Lower interest rates have contributed to net interest income growth as the cost of interest-bearing liabilities ("IBL") declined more rapidly than the yield on interest-earning assets ("IEA"). Asset yields have been supported by certain prepayment penalties on commercial real estate mortgage loans (typically for the first three years of the loan).

Table 1.2
Provident Bancorp, Inc.
Historical Income Statements

	For the Fiscal Year Ended September 30,										For the Twelve Months Ended June 30, 2003		Pro Forma Combined For the Twelve Months Ended June 30, 2003 (4)	
	1998		1999		2000		2001		2002					
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest Income	$47,948	7.23%	$52,267	6.92%	$58,899	7.02%	$60,978	7.09%	$59,951	6.23%	$59,337	5.56%	$76,603	5.54%
Interest Expense	(20,880)	-3.15%	(21,589)	-2.86%	(26,034)	-3.10%	(26,244)	-3.05%	(17,201)	-1.79%	(13,312)	-1.25%	(16,618)	-1.20%
Net Interest Income	$27,068	4.08%	$30,678	4.06%	$32,865	3.92%	$34,734	4.04%	$42,750	4.44%	$46,025	4.32%	$59,986	4.34%
Provision for Loan Losses	(1,737)	-0.26%	(1,590)	-0.21%	(1,710)	-0.20%	(1,440)	-0.17%	(900)	-0.09%	(1,100)	-0.10%	(1,578)	-0.11%
Net Interest Income after Provisions	$25,331	3.82%	$29,088	3.85%	$31,155	3.71%	$33,294	3.87%	$41,850	4.35%	$44,925	4.21%	$58,408	4.22%
Other Operating Income	3,080	0.46%	3,103	0.41%	3,382	0.40%	4,175	0.49%	4,940	0.51%	$5,925	0.56%	$8,467	0.61%
Operating Expense	(21,823)	-3.29%	(26,303)	-3.48%	(25,808)	-3.08%	(26,431)	-3.07%	(31,630)	-3.29%	(36,218)	-3.40%	(48,899)	-3.54%
Net Operating Income	$ 6,588	0.99%	$ 5,888	0.78%	$ 8,729	1.04%	$ 11,038	1.28%	$ 15,160	1.58%	$ 14,632	1.37%	$ 17,976	1.30%
Non Operating Income														
Net Gain(Loss) on Sale of Investments	$ -	0.00%	$ -	0.00%	$ 9.00	0.00%	$ 531	0.06%	$ 461	0.05%	$2,068	0.19%	$2,068	0.15%
Net Gain(Loss) on Sale of Loans	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	744	0.07%	744	0.05%
Merger Integration Costs	0	0.00%	0	0.00%	0	0.00%	0	0.00%	(531)	-0.06%	(177)	-0.02%	(177)	-0.01%
Net Non-Operating Income	$ -	0.00%	$ -	0.00%	$ 9	0.00%	$ 531	0.06%	$ (70)	-0.01%	$ 2,635	0.25%	$ 2,635	0.19%
Net Income Before Tax	$ 6,588	0.99%	$ 5,888	0.78%	$ 8,738	1.04%	$ 11,569	1.35%	$ 15,090	1.57%	$ 17,267	1.62%	$ 20,611	1.49%
Income Taxes	(2,346)	-0.35%	(1,958)	-0.26%	(2,866)	-0.34%	(4,087)	-0.48%	(5,563)	-0.58%	(6,343)	-0.59%	(7,417)	-0.54%
Net Income (Loss) Before Extraord. Items	$ 4,242	0.64%	$ 3,930	0.52%	$ 5,872	0.70%	$ 7,482	0.87%	$ 9,527	0.99%	$ 10,924	1.02%	$ 13,194	0.95%
Estimated Core Net Income														
Net Income	$ 4,242	0.64%	$ 3,930	0.52%	$ 5,872	0.70%	$ 7,482	0.87%	$ 9,527	0.99%	$ 10,924	1.02%	$ 13,194	0.95%
Addback(Deduct): Non-Recurring (Inc)/Exp	-	0.00%	-	0.00%	(9)	0.00%	(531)	-0.06%	70	0.01%	(2,635)	-0.25%	(2,635)	-0.19%
Tax Effect (1)	-	0.00%	-	0.00%	3	0.00%	188	0.02%	(26)	0.00%	968	0.09%	948	0.07%
Estimated Core Net Income	$ 4,242	0.64%	$ 3,930	0.52%	$ 5,866	0.70%	$ 7,139	0.83%	$ 9,571	0.99%	$ 9,257	0.87%	$ 11,507	0.83%
Memo:														
Expense Coverage Ratio (2)	124.03%		116.63%		127.34%		131.41%		135.16%		127.08%		122.67%	
Efficiency Ratio (3)	72.39%		77.86%		71.20%		67.93%		66.32%		69.72%		71.43%	
Effective Tax Rate	35.61%		33.25%		32.80%		35.33%		36.87%		36.73%		35.98%	

(1) Reflects effective tax rate for each period.
(2) Net interest income divided by operating expenses.
(3) Operating expenses as a percent of the sum of net interest income and other operating income (excluding gains on sale).
(4) Reflects pro forma impact of the E.N.B. Holding Company acquisition only. The impact of the net conversion proceeds has not been reflected.

Source: Provident Bancorp's prospectus.

The foregoing balance sheet and interest rate trends are reflected in the yields and costs. Specifically, the interest rate spread increased from 3.56% in fiscal 2001, to 4.33% in fiscal 2002 and 4.38% during the nine months ended June 30, 2003. Details regarding the yields, costs and spreads are included as Exhibit I-4. The interest rate spreads may be at or near peak levels as significant further reductions in funding costs may be difficult to achieve in the current low rate environment (the cost of funds was equal to 1.52% for the nine months ended June 30, 2003). Additionally, asset yields are expected to come under pressure as higher rate loans continue to refinance and as barriers to refinancing within the commercial mortgage portfolio diminish with seasoning. Further, while the initial reinvestment of the offering proceeds should increase net interest income, the initial reinvestment yields are expected to depress average asset yields and the net interest income ratio.

Non-Interest Income

Other income has gradually increased since fiscal 1998, from $3.1 million in fiscal 1998 to $5.9 million for the 12 months ended June 30, 2003. The growth of non-interest income reflects the growth in deposit balances and the related fee income, non-interest income on bank owned life insurance ("BOLI") and other miscellaneous fee generating activities (including prepayment penalties on loans). The Bank seeks to increase non-interest fee income by continuing to develop fee-generating commercial loan and deposit relationships and by emphasizing the expansion of non-traditional products (such as trust services).

Operating Expenses

The Company's operating expenses have increased since fiscal 1998, but have fluctuated when measured as a percent of average assets. Specifically, operating expenses have increased from $21.8 million for fiscal 1998, 3.29% of average assets, to $36.2 million for the most recent 12 months, 3.40% of average assets. Operating expenses increased significantly in fiscal 2002 as a result of the acquisition of NBF (owing to both cash operating costs and non-cash CDI amortization). Moreover, the increase in the Company's stock price over the last several years has increased non-cash compensation costs of the existing stock-based benefit plans and to the de novo branching initiatives.

The Company's operating expense ratio is relatively high in comparison to industry averages as: (1) the Bank's high core deposit base requires higher administrative costs; (2) the Bank continues to build the infrastructure (i.e., personnel, fixed assets, technology, etc.) to enhance its competitive profile; and (3) the Bank has emphasized customer service and extended its office hours.

Operating expenses are expected to increase following the conversion as a result of: (1) incremental costs of the additional stock benefit plans to be formed in conjunction with the second step conversion; (2) continued expansion of products and services; and (3) continued de novo branch expansion. Also operating expenses will increase significantly due to the ENB acquisition.

Loan Loss Provisions

The Bank has historically maintained strong asset quality and loan losses have been limited. As a result of the increased emphasis on higher risk-weight commercial lending and overall growth of the loan portfolio, loan loss provisions ranged from $1.4 to $1.7 million during the 1998-2001 period. Provisions have since been lower at $0.9 to $1.1 million, as portfolio experience has been good. Going forward, management of the Bank intends to continue to evaluate the adequacy of the level of general valuation allowances ("GVAs") on a regular basis, establishing additional loan loss provisions in accordance with the Bank's asset classification and loss reserve policies.

Non-Operating Items

Overall, net non-operating income has had a modest impact on earnings, however, such income recently increased owing to several factors. The recent low interest rate environment prompted the sale of certain AFS securities, which resulted in gains of $0.531, $0.461 and $2.068 million, respectively, for fiscal years 2001 and 2002 and the trailing 12 months ended June 30, 2003. Similarly, the Company recognized gains on the sale of longer term fixed rate loans, which yielded gains of $744,000 for the 12 months ended June 30, 2003. Offsetting such income, the Company incurred NBF merger integration expenses of $531,000 for fiscal 2002 and $177,000 for the 12 months ended June 30, 2003. While net non-operating items were small contributors to earnings in prior years, such income equaled $2.6 million, or 0.25% of average assets, for the 12 months ended June 30, 2003. From a valuation perspective, such net non-operating items will be excluded from the valuation earnings base.

Income Taxes

The Company's effective income tax rate has ranged from approximately 33% to 37% in recent years. The Company is in a fully taxable position with respect to both federal and state income taxes and the effective tax rate for the 12 months ended June 30, 2003, equaled 36.22%. There are no known significant changes to the Bank's tax rate.

Efficiency Ratio

Until recently, the Bank's efficiency ratio showed general improvement, but in the last 12 months there was some deterioration. Specifically, the efficiency ratio improved from 77.9% in fiscal 1999 to 66.3% in fiscal 2002 before weakening to 69.7% in the 12 months ended June 30, 2003. The recent deterioration reflected a reduction in the net interest income ratio and an increase in the operating expense ratio (reflecting a full 12 months of NBF expenses and CDI amortization). On a pro forma basis, the efficiency ratio is expected to show some improvement as the net interest income increases with the reinvestment of proceeds, although anticipated operating expense increases (reflecting the public company expense and stock plans expense, diversification and branching) will limit the improvement. Additionally, the Company's efficiency ratio may benefit from ENB's earnings power, particularly after anticipated operating synergies are realized over time.

ENB Earnings Trends

ENB has enjoyed a profitable history, ranging from a low of 0.92% of average assets during 1998 to a high of 1.27% of average assets during fiscal 2002. For the 12 months ended June 30, 2003, ENB reported net income of $3.8 million, or 1.19% of average assets. Net interest income and operating expenses also represent the major components of ENB's core earnings, which is supplemented by non-interest operating income derived from service charges on deposit accounts, revenues generated from trust and wealth management services and other miscellaneous sources of income. Loan loss provisions have generally had a limited impact on ENB's earning, but were higher in 2001 to address higher loan chargeoffs and growth of the commercial loan portfolio. Non-operating gains and losses have not been a significant factor in ENB's historical profitability.

For the 12 months ended June 30, 2003, ENB's net interest income ratio equaled 4.86% of average assets in comparison to 4.32% for the Company. ENB's stronger net interest income ratio was primarily the result of more favorable loan yields as the cost of funds was relatively comparable to the Company's. Non-operating fee income equaled 0.80% of average assets for ENB as compared to 0.56% of average assets for the Company. The benefit of ENB's stronger net interest income and fee income ratios were partially offset by its higher operating expense ratio, equal to 3.67% of average assets (as compared to 3.40% of assets for the Company). On balance, ENB maintains a more favorable efficiency ratio in comparison to the Company.

Estimated Pro Forma Impact of ENB Acquisition

Assuming that the ENB merger was completed as of June 30, 2003, and incorporating preliminary purchase accounting adjustments but not the conversion proceeds, on a pro forma basis the ENB acquisition increases the Company's total assets, loans receivable and total deposits by approximately $350.8 million, $203.4 million and $308.6 million, respectively (see Table 1.1). ENB's lower proportion of loans to total assets and deposits and no borrowings results in a reduction of the Company's loans/assets ratio from 61.2% to 60.5% and loans/deposits ratio from 80.3% to 76.5%. Stockholders' equity increases by $36.8 million (reflecting the stock exchange portion of the consideration) and approximately $52 million of intangible assets are created. Accordingly, before the conversion offering, the Company's tangible equity/assets ratio declines from 9.06% at June 30, 2003 to 5.89% on a pro forma basis.

Pursuant to the purchase method of accounting, the assets and liabilities of ENB will be restated to fair market value as of the date of the acquisition. Also, ENB's existing stockholders' equity will be restated to a zero balance, and the excess of the purchase price over the fair market value of net assets well be recorded as an intangible asset with two components – the amortizing CDI and the non-amortizing goodwill. Assuming that the acquisition closed as of June 30, 2003, the resulting goodwill and CDI has been estimated at $48.5 million and $3.1 million, respectively.

The Bank intends to classify all of the acquired ENB securities as AFS at the time of purchase. The investment portfolio of ENB will be critically evaluated for potential restructuring at the time of the transaction, based on prevailing market conditions and portfolio characteristics at closing, with a particular focus on ENB's callable securities. Any gains and losses at the time of restructuring would be limited since the portfolio would have been marked-to-market as of the date of acquisition.

The pro forma income statement impact of the ENB acquisition is shown in Table 1.2 for the 12 month period ended June 30, 2003. The estimated purchase accounting adjustments reflected in this pro forma earnings calculation consists of CDI amortization, lost reinvestment income on the cash consideration paid to ENB's shareholders and yield adjustments on loans and deposits. Cost savings have not been completely determined and will be realized over time, so they have not been incorporated. The $3.1 million CDI estimate has been assumed to be amortized over the estimated life of the deposit base on a level yield basis, indicating a first year expense estimate of approximately $1.1 million. On a pro forma basis, before factoring in the reinvestment of conversion proceeds, the Bank's core earnings have been estimated to decrease from 0.87% of average assets to 0.83% average assets, while increasing by $2.3 million on a dollar basis. The increase in the Company's core earnings before the conversion impact is attributable to a stronger net interest income ratio (increasing from 4.32% to 4.34% of average assets) and a higher non-interest income ratio (increasing from 0.56% to 0.61% of average assets), which was offset by a higher operating expense ratio (increasing from 3.40% to 3.54% of average assets) and the CDI amortization. Based on the foregoing, the Company's efficiency ratio is estimated at 71.43%, before potential synergies and the conversion impact.

Interest Rate Risk Management

The Bank actively manages its interest rate risk through: (1) diversifying the loan portfolio into shorter-term or adjustable rate loans, most notably commercial real estate and C&I loans; (2) retaining shorter-term or adjustable rate residential mortgage loans in portfolio and selling a portion of the long term residential mortgages originated; (3) emphasizing the growth of core deposits; (4) by occasionally using interest rate caps to lengthen the duration of liabilities on a limited basis; and (5) entering into wholesale leveraging transactions using FHLB advances.

These strategies have generally served to increase the sensitivity of the Bank's assets to changes in interest rates and lengthen the duration of liabilities. Furthermore, the sale of fixed rate loans into the secondary market enhances the Bank's non-interest revenues, thereby reducing the reliance on net interest income for overall earnings. The rate shock analysis set forth in indicates a moderate liability sensitive position (see Exhibit I-5). As of June 30, 2003, the decline in the Bank's net portfolio value ("NPV") under a 200 basis point instantaneous and sustained rise in interest rates reflected a decline of 179 basis points and the post-shock NPV ratio was 12.50%, which indicates that the Bank's risk exposure was minimal pursuant to regulatory definitions.

Management of interest rate risk by ENB is conducted in a similar manner as the Bank, as ENB's loan portfolio primarily consists of short-term commercial real estate and C&I loans funded by a relatively high ratio of low-cost or non-interest bearing transaction accounts. ENB also utilizes interest rate risk exposure reports prepared by a third party consulting firm to monitor and analyze the effects that interest rate movements will have on the balance sheet and net interest income. As of June 30, 2003, the ENB analysis indicated a 200 basis point instantaneous and sustained rise in interest rates would result in a 274 basis point reduction in ENB's net portfolio value ratio (relative to the base ratio) and would result in a post-shock NPV ratio equal to 8.66%.

On a pro forma basis, the Bank's interest rate risk exposure is expected to show some improvement, given ENB's A/L composition and the net conversion proceeds raised.

Lending Activities and Strategy

The lending strategy reflects: (1) the Bank's historical strengths in the areas of mortgage and commercial lending and to take advantage of perceived opportunities; (2) the relatively strong economy and favorable growth trends in the Bank's markets; and (3) industry consolidation which has led to certain customer alienation towards the large banks headquartered out of market.

The Bank's lending operations consist of three major segments as follows: (1) portfolio residential mortgage lending; (2) commercial and consumer lending; and (3) secondary market operations in which loans are originated for resale generally on a servicing retained basis. This strategy is clearly evidenced in the Bank's loan portfolio composition, as noted earlier (see Exhibit I-6).

As of June 30, 2003, permanent mortgage loans secured by 1-4 family properties totaled $379.8 million, or 54.8% of total loans, while home equity lines of credit and fixed rate, fixed term homeowner loans totaled an additional $48.0 million and $27.8 million, respectively. Consistent with the Bank's community banking strategy, the Bank offers a wide array of products and services and has diversified its loan portfolio with mortgages secured by multi-family and commercial properties totaling $179.9 million, equal to 25.9% of loans while commercial business loans total $45.3 million, or 6.5% of total loans, as of June 30, 2003. Consumer loans, including primarily home equity lines of credit and homeowner loans, equaled $81.3 million, or 11.7% of total loans.

In the future, the Bank will seek further diversification consistent with community bank operations, including efforts to originate and service small business lending and deposit relationships. Accordingly, the future lending emphasis will be on building the portfolio of commercial real estate mortgage loans and C&I loans. Residential mortgage lending will remain an important component of the Bank's lending emphasis while management will continue to seek to build the consumer loan portfolio. In this regard, management will remain watchful of competitive and economic conditions and will continue to seek to build its commercial lending orientation. It is management's belief that the continued development of the commercial lending business along with its traditional business lines including residential mortgage lending will enhance the Bank's profitability and consistency of earnings.

The Bank originates both fixed rate and adjustable rate 1-4 family loans; the Bank's general philosophy is to seek to originate adjustable rate loans and/or shorter-term fixed rate loans for portfolio (15 year maturities or less and bi-weekly loans) and sells a portion of longer-term fixed rate loans through various secondary market conduits (primarily Freddie Mac) on a servicing retained basis.

The Bank originates one-to-four family loans up to a loan-to-value ("LTV") ratio of 95.0%, with private mortgage insurance ("PMI") being required for loans in excess of an 80.0%

LTV ratio. The substantial portion of 1-4 family mortgage loans originated by the Bank are secured by residences in the defined normal lending territory.

As a complement to the 1-4 family permanent mortgage lending activities, the Bank also offers home equity loans including fixed rate amortizing term loans as well as variable rate lines of credit.

Construction lending for the purposes of development and land acquisition has been limited as such loans approximated 1.1% of the Bank's total loan portfolio as of June 30, 2003. Construction, lending has enabled the Bank to more actively participate in the growth occurring in its market, shorten the average duration of assets, and has helped to support the Bank's yields albeit at the expense of accepting a somewhat higher level of credit risk. The majority of the Bank's construction lending is in Rockland and Orange Counties.

In conjunction with its construction lending, the Bank has also made land development loans. Development loans are typically limited to local developers with whom the Bank has established relationships for the purpose of developing residential subdivisions (i.e., installing roads, sewers, water and other utilities), as well as loans to individuals to build lots. Development loans are secured by a lien on the property and made with a variety of fixed and adjustable terms. The Bank may also finance land acquisition for very strong borrowers secured by the underlying property and generally obtains personal guarantees from the principals of its corporate borrowers.

The Bank has made and will continue to make loans for the purchase or financing of various types of commercial real estate. The Bank's commercial real estate loan portfolio is comprised of loans originated in-house and secured by properties in the primary market of Rockland and Orange Counties, as well as other contiguous markets in southern New York State and northern New Jersey. At June 30, 2003, the balance of commercial mortgage loans equaled $179.9 million, 25.9% of loans. The commercial real estate properties are predominantly non-residential properties such as office buildings, shopping centers, retail strip centers, industrial and warehouse properties and, to a lesser extent, more specialized properties such as churches, mobile home parks, restaurants and motel/hotels. Loans secured by commercial real estate consisted of 343 loans outstanding with an average loan balance of approximately $526,000, although there are a large number of loans with balances substantially greater than the arithmetic average.

Most of the Bank's commercial real estate loans are written as five-year adjustable-rate or ten-year fixed-rate mortgages and typically have balloon maturities of ten years. Amortization on these loans is typically based on 15 to 20-year payout schedules. The Bank also originates some 15- to 20-year fixed-rate, fully amortizing loans. Margins generally range from 175 basis points to 300 basis points above the applicable FHLB advance rate. Many commercial mortgage loans carry prepayment penalties extending over the first several years of the loan.

In the underwriting of commercial real estate loans, the Bank generally lends up to 75% of the property's appraised value. In evaluating a proposed commercial real estate loan, the Bank emphasizes primarily the ratio of the property's projected net cash flow to the loan's debt service requirement (generally requiring a ratio of 120%), computed after deduction for realistic vacancy factors and property expenses. In addition, a personal guarantee of the loan is generally required from the principal(s) of the borrower.

Commercial business loans comprise a growing segment of the loan portfolio and equaled approximately 6.5% of total loans as of June 30, 2003. The Bank intensified its efforts to increase the business loan portfolio over the last decade, and believes such efforts have been and will be facilitated by recent and pending acquisitions of commercial banks. The Bank offers commercial loans to sole proprietorships, professional partnerships and various other small businesses. Such loans may be either secured or unsecured to customers in the local market area, typically for the purpose of financing equipment acquisition, expansion, working capital and other general business purposes. The terms of these loans generally range from less than one year to seven years. The loans are either negotiated on a fixed-rate basis or carry adjustable interest rates indexed to: (1) a lending rate that is determined internally; or (2) a short-term market rate index.

Commercial credit decisions are based upon a comprehensive credit assessment of the borrower, including a determination is made as to the applicant's ability to repay in accordance with the proposed terms which includes an evaluation of the applicant to determine character and capacity to manage their business. Personal guarantees of the principals are generally required.

In addition to an evaluation of the loan applicant's financial statements, a determination is made of the probable adequacy of the primary and secondary sources of repayment to be relied upon in the transaction. Credit agency reports of the applicant's credit history supplement the analysis of the applicant's creditworthiness. Checking with other banks and trade investigations also may be conducted. Collateral supporting a secured transaction also is analyzed to determine its marketability. For small business loans and lines of credit, generally those not exceeding $250,000, the Bank uses a credit scoring system that enables it to process the loan requests quickly and efficiently

Exhibit I-9 provides a summary of the Bank's recent lending activities. The Bank's lending volume has increased significantly since 2000, primarily due to the high volume of refinancing in the residential mortgage portfolio which led to high origination volumes without a corresponding increase in the loan balances. Additionally, increased lending volume in the commercial area was also a factor in the growth in originations. Overall, loan volumes have more than doubled from $135.5 million in fiscal 2000 to $365.2 million for the 12 months ended June 30, 2003. The impact of refinancing is evidenced in the financial data as repayments also increased significantly over the time period, from $109.6 million in fiscal 2000 to $295.9 million for the 12 months ended June 30, 2003. In view of the low interest rate environment prevailing in fiscal 2002 and the first nine months of fiscal 2003, the Bank became a seller of conforming residential mortgage loans with such sales totaling $32.4 million for the 12 months ended June 30, 2003. The Bank has not actively purchased loans during the past three and three-quarter years, excluding the NBF portfolio loans.

Asset Quality

The Bank's asset quality has been relatively good over the last five fiscal years, notwithstanding the Bank's increasing emphasis on higher risk weight lending. Specifically, as reflected in Exhibit I-10, the balance of non-performing assets ("NPAs") in the Bank's portfolio was at a relative high point in fiscal 1998, but has subsequently declined and equaled $5.4 million, or 0.48% of assets, as of June 30, 2003. The Bank's NPAs were comprised solely of non-performing loans ("NPLs") as there was no real estate owned ("REO"). At that date, the Bank's loan loss reserves equaled $11.1 million, or 1.59% of the net loan portfolio. The reserve coverage as a percent of non-performing loans and NPAs equaled 205.87%. The recent growth of the commercial loan portfolio and the limited seasoning may increase the Bank's relative risk exposure in comparison to other thrifts with either a more seasoned portfolio or more traditional loan portfolio.

In general, credit quality problems experienced by ENB have not been significant in recent years. As of June 30, 2003, ENB's NPAs totaled $597,000 or 0.17% of assets (See Exhibit I-10B). ENB maintained valuation allowances of $2.5 million at June 30, 2003, equal to 1.25% of loans receivable and 424.41% of NPAs.

Funding Composition and Strategy

Deposits have been the Bank's primary source of funds and, at June 30, 2003, deposits accounted for 88.0% of the Bank's funding composition. Exhibit I-12 provides recent historical detail of the Bank's deposit composition. Lower cost savings and transaction accounts comprise the largest component of the Bank's deposit composition, as the result of growth of these core deposits and a declining CD balance. In this regard, core deposits increased from 59.1% of deposits at year end 2000 to 72.9% at June 30, 2003. Although this trend has been consistent with the Bank's strategy, the low interest rate environment is believed to have also contributed as the low rates resulted in increased depositor preference for liquidity. Savings accounts comprise the largest component of the Bank's transaction and savings account balance, equaling $279.0 million or 32.5% of total deposits at June 30, 2003.

The current CD composition reflects a high concentration of short-term CDs (maturities of one year or less). As of June 30, 2003, CDs totaled $232.3 million, or 27.1% of total deposits, of which 72.6% were scheduled to mature in one year or less (see Exhibit I-13). As of June 30, 2003, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $39.7 million, or 17.1% of total CDs. The Bank does not maintain any brokered CDs. Public unit deposits totaled $19.8 million as of June 30, 2003.

Borrowings have been utilized primarily as a supplemental funding source to fund lending activity and liquidity, but also in wholesale leverage transactions. As of June 30, 2003, borrowed funds consisted of $116.7 million of FHLB advances. Maturities on the Bank's portfolio of borrowed funds extend out as long as 20 years. Borrowed funds have been employed both as a liquidity management tool (to bolster funds when deposits fall short of the Bank's requirements), as an earnings tool (to increase interest-earning assets through leverage), and as an interest rate risk management tool (a means of locking in longer term funds). The Bank will continue to utilize borrowings as a supplemental funding source in the future, generally for these same purposes. In this regard, the Bank expects to utilize FHLB advances prior to the conversion and invest the proceeds into loans and MBS to pre-invest the anticipated proceeds from the second step conversion. Exhibit I-14 provides detail of the Bank's use of borrowings over the past three and three-quarter years.

Exhibit I-12B sets forth ENB's deposit composition in recent years. As of June 30, 2003, deposits held by ENB totaled $307.7 million and accounted for all of ENB's funding liabilities. Transaction and savings accounts also represent the largest component of ENB's deposit composition, with such deposits accounting for 67.4% of ENB's total deposits as of June 30, 2003. Checking accounts comprised the largest component of ENB's transaction and savings deposits, with non-interest bearing and NOW accounts totaling $76.9 million (25.0% of deposits) and $31.7 million (10.3% of deposits), respectively. CDs equaled $100.4 million for ENB as of June 30, 2003, equal to 32.6% of deposits. ENB's deposit growth in recent years has been partially attributable to its competitive rate posture. On a pro forma basis, the Bank may experience some deposit outflow from ENB branches as the Bank's deposit pricing is implemented.

Subsidiaries

The Bank operates four wholly-owned subsidiaries including PMB and Provest Services Corp. I, Provest Services Corp. II and Provident REIT, Inc. as described below. There are no subsidiaries of Ellenville National Bank. The activities of these subsidiaries have had an insignificant effect on the Company's consolidated financial condition and results of operations.

PMB is a New York State-chartered commercial bank, whose purpose is limited to accepting municipal deposits and investing funds obtained into investment securities. PMB began operations on April 19, 2002, and at June 30, 2003 had $19.8 million in deposits from municipal entities in the communities served by the parent Bank.

Provest Services Corp. I holds an investment in a limited partnership which operates an assisted-living facility. A portion of the units in the facility are set aside for low-income individuals.

Provest Services Corp. II has engaged a third-party provider to sell annuities and mutual funds to the Bank's customers.

During fiscal 1999, the Bank established Provident REIT, Inc., a real estate investment trust ("REIT") which holds both residential and commercial real estate loans.

Legal Proceedings

The Company and ENB are involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by their respective managements to be immaterial to the financial conditions of the Company and ENB.

II. MARKET AREA

Introduction

Chartered in 1888 and operating continuously since that time in Rockland County, New York, the Company currently conducts operations out of its executive offices in Montebello, New York and a total of 13 retail office facilities in Rockland County and 5 offices in Orange County, New York. Two of the current offices in Orange County are the result of the acquisition of the National Bank of Florida, which was completed in April 2002. With the acquisition of ENB, the Bank will be expanding its office network to include ENB's 5 offices in Orange County and 2 offices each in Sullivan and Ulster Counties. The addition of the Orange County offices will substantially bolster the Bank's position in the market while ENB's Sullivan and Ulster County offices will represent a market entrée into areas to the north and the northwest of the Bank's current office network. No branch closings are contemplated as the result of the merger. Exhibit II-1 provides information for the Bank's and ENB's office facilities.

The Bank's current markets in Rockland and Orange Counties are generally suburban in character and possess a relatively large employment base, supported by a diverse array of industries and employers. They also serve as bedroom communities for nearby New York City as well as other suburban areas including Westchester County and northern New Jersey. Residents of the Bank's markets in Rockland and Orange Counties are typically middle to upper middle class as the number of individuals with incomes below the poverty level are limited.

ENB's markets in Sullivan and Ulster Counties consist of more rural locations north and northwest of the Bank's markets in Rockland and Orange Counties. Sullivan and Ulster Counties have realized growth over the last several decades as a result of the availability of land and relatively low cost of living which has made the area attractive to commuters. Likewise, area businesses have taken advantage of the area's proximity to the New York metropolitan area and lower cost of conducting business to locate in these area. Additionally, these areas have traditionally had a significant recreational element to their economies given their proximity to major metropolitan areas and the presence of scenic rivers, lakes and mountains, and availability of open space.

The Bank intends to continue expanding its regional branch office network and is planning to establish at least one branch annually over the next several years. Moreover, the Company will continue to consider growth through the acquisition of branches or whole institutions if such opportunities should arise. A map showing the Company's office coverage is set forth below and details regarding the Bank's offices and recent trends with respect to market interest rate levels are set forth in Exhibit II-1 and II-2, respectively.

Future growth opportunities for the Company depend largely on the future growth in the market area, which has been measured by indicators such as demographic growth trends, the health and stability of the regional and local economy, and the nature and intensity of the competitive environment for financial institutions. These factors have been briefly examined to help determine the growth potential that exists for the Bank, and the relative economic health of the local market area.

Table 2.1
Provident Bank
Branch Locations Following the Acquisition of ENB


Pushpins
Provident Headquarters
Provident Branches
Ellenville National Bank Administrative Office
Ellenville National Bank Main Office
Ellenville National Bank Branches
Ellenville National Bank Pending Branch
MASSACHUSETTS
CONNECTICUT
PENNSYLVANIA
NEW YORK
NEW JERSEY
Long Island
Woodstock
Saugerties
West Hurley
Olivebridge
Kingston
Marbletown
Rosendale
New Paltz
Kerhonkson
Fallsburg
Ellenville
Thompsonville
Harris
Monticello
Jeffersonville
Damascus
Highland Lake
Lackawaxen
Matamoras
Middletown
Scotchtown
Maybrook
Washingtonville
Newburgh
Vails Gate
Chester
Warwick
Sussex
Hamburg
Highland Lakes
Ringwood
Franklin
Ogdensburg
Sparta
Newton
Hardwick
Montague
Dingmans Ferry
Greenville
Westtown
Gardiner
Plattekill
Marlboro
Highland
Poughkeepsie
Hyde Park
Esopus
Beacon
Cornwall Landing
West Point
Peekskill
Stony Point
West Haverstraw
New City
Spring Valley
Pearl River
Ridgewood
White Plains
Greenwich
Stamford
Port Chester
Rye
Norwalk
Darien
Danbury
Brookfield
New Milford
Carmel
Mahopac
Patterson
Pleasant Valley
Wingdale
Ossining
Yorktown Heights
Ridgefield
Bethel
Redding
New Canaan
Fairfield
Westport
Weston
Wilton
Sharon
Salisbury
Pine Plains
Rhinebeck
Ancramdale
Amenia
Port Ewen
Red Oaks Mill
Myers Corner
Beekman
Brinckerhoff
Balmville
Gardnertown
Wallkill
Kiryas Joel
Blooming Grove
Harrison
Raymondskill Creek
Hornbecks Creek
Flat Brook
Delaware
Rondout Reservoir
© 2001 Microsoft Corp. All rights reserved.

Market Area Demographics

Demographic growth trends for the markets served by the Bank have been measured by changes in population, number of households and household income, with trends in those areas summarized by the data presented in Table 2.2 on the following pages. The Bank's largest markets in Orange and Rockland Counties exhibit generally favorable growth characteristics in comparison to the average for the State of New York. In this regard, the population for New York as a whole increased by approximately 6% between 1990 and 2002, while the population of Orange County increased by 12% and the population of Rockland County increased by 9% over the corresponding time frame. Population growth for Sullivan and Ulster Counties was in the 7 to 8% range, which was still above the rate of growth for New York overall.

Income levels as measured by median household and per capita income are relatively high in Rockland County, exceeding the average for the State of New York by 58% and 19% respectively while income levels for Orange County are more comparable to the state average, with the median household income modestly exceeding the state aggregate and per capita income falling modestly below the state aggregate. Income levels in the markets acquired with ENB, including the Sullivan and Ulster County markets are well below the levels for the jurisdictions referenced above reflecting the more rural character of these markets, the more limited level of white collar employment and the lower cost of living.

Overall, the Bank's markets appears to provide relatively attractive growth potential for a community banking concern like the Bank as: (1) population growth rates for the Bank's markets are above the state average; (2) Rockland and Orange Counties exhibit relatively high income levels; and (3) the relatively small market share held by the Bank in Sullivan and Ulster Counties, which are new markets for the Bank, provide for an enhanced ability to grow as the Bank seeks to leverage its new capital. These positive attributes are somewhat diminished by the significant competition from other financial institutions and other financial services concerns offering the many of the same products and services as the Bank.

Summary of Local Economy

The work force in Rockland County continues to shift towards office/store type and service employment and away from manufacturing employment. In this regard, recent data

Table 2.2
Provident Bank
Summary Demographic Data

State of NY	Base 1990	Current 2002	Projected 2007	% Change 1990-2002	% Change 2002-2007
Total Population:	17,990,406	19,021,134	19,208,844	5.73	0.99
0-14 Age Group (%):	20	20	20	9.04	-2.86
15-34 Age Group (%):	32	28	28	-9.07	0.59
35-54 Age Group (%):	26	30	29	21.37	-1.93
55+ Age Group (%):	22	22	24	6.00	8.89
Total Households:	6,639,305	7,081,276	7,171,608	6.66	1.28
$0-24K Households (%):	38	24	20	-31.75	-15.00
$25-50K Households (%):	32	24	23	-17.62	-4.80
$50K+ Households (%):	30	51	57	80.38	11.89
Average Household Income:	44,088	72,528	86,814	64.51	19.70
Median Household Income:	32,965	51,427	59,086	56.00	14.89
Per Capita Income:	16,425	27,414	32,892	66.90	19.98
Orange County					
Total Population:	307,647	345,111	356,082	12.18	3.18
0-14 Age Group (%):	24	24	24	15.85	0.14
15-34 Age Group (%):	32	26	26	-9.68	2.80
35-54 Age Group (%):	26	31	30	31.34	0.38
55+ Age Group (%):	18	19	20	18.30	12.23
Total Households:	101,505	116,318	120,737	14.59	3.80
$0-24K Households (%):	30	20	17	-23.99	-11.43
$25-50K Households (%):	34	24	22	-19.77	-3.84
$50K+ Households (%):	36	56	61	79.97	12.57
Average Household Income:	44,795	67,909	78,529	51.60	15.64
Median Household Income:	39,207	56,473	63,009	44.04	11.57
Per Capita Income:	15,161	23,578	27,456	55.52	16.45
Rockland County					
Total Population:	265,475	288,804	295,132	8.79	2.19
0-14 Age Group (%):	21	23	23	18.43	-1.42
15-34 Age Group (%):	30	24	24	-11.47	1.78
35-54 Age Group (%):	28	30	29	14.41	-0.86
55+ Age Group (%):	20	22	24	20.75	10.49
Total Households:	84,874	93,446	95,823	10.10	2.54
$0-24K Households (%):	20	12	10	-33.17	-13.49
$25-50K Households (%):	27	16	14	-34.01	-9.05
$50K+ Households (%):	53	72	76	48.40	7.83
Average Household Income:	62,551	99,536	117,464	59.13	18.01
Median Household Income:	52,858	81,181	93,523	53.58	15.20
Per Capita Income:	20,154	32,732	38,801	62.41	18.54

Table 2.2
Provident Bank
Summary Demographic Data

State of NY	Base 1990	Current 2002	Projected 2007	% Change 1990-2002	% Change 2002-2007
Sullivan County					
Total Population:	69,277	74,281	75,455	7.22	1.58
0-14 Age Group (%):	21	20	19	3.55	-2.74
15-34 Age Group (%):	29	23	23	-14.75	0.25
35-54 Age Group (%):	26	31	30	28.92	-1.14
55+ Age Group (%):	24	25	27	14.04	9.55
Total Households:	24,576	27,950	28,845	13.73	3.20
$0-24K Households (%):	45	33	29	-17.52	-9.52
$25-50K Households (%):	35	31	32	2.38	5.99
$50K+ Households (%):	20	36	39	103.30	12.39
Average Household Income:	34,006	47,655	53,547	40.14	12.36
Median Household Income:	27,588	36,942	40,557	33.91	9.79
Per Capita Income:	12,560	18,740	21,483	49.20	14.64
Ulster County					
Total Population:	165,310	178,649	181,439	8.07	1.56
0-14 Age Group (%):	20	19	18	5.53	-2.62
15-34 Age Group (%):	31	25	25	-13.84	0.83
35-54 Age Group (%):	27	32	31	30.01	-1.46
55+ Age Group (%):	22	23	25	14.82	9.96
Total Households:	60,809	68,323	70,659	12.36	3.42
$0-24K Households (%):	35	25	22	-19.24	-8.95
$25-50K Households (%):	37	30	29	-7.28	0.32
$50K+ Households (%):	28	45	49	78.21	12.46
Average Household Income:	39,630	54,348	60,506	37.14	11.33
Median Household Income:	34,046	44,687	48,376	31.25	8.26
Per Capita Income:	14,874	21,823	24,828	46.72	13.77

Source: Claritas

reflects that approximately 44% of Rockland County's workforce was employed in a managerial, professional or administrative support position while manufacturing jobs represented only approximately 10% of the workforce. The growth in professional/managerial jobs is the result of a rise in employment at new office parks both within and outside of Rockland County. As referenced earlier, Rockland County is a suburban community and many of its residents commute outside Rockland County. The most recent census data shows that 55% of Rockland County residents worked within the County while 45% commuted to jobs outside the County (primarily northern New Jersey, Westchester County and New York City).

Similarly, Orange County, which is one of the fastest growing counties in the State of New York, also has realized growth in the managerial, professional and administrative support areas, which accounted for approximately 45% of the workforce while manufacturing accounted for approximately 10% of total employment.

Rockland County maintains a relatively diversified economic base with a wide range of manufacturing, services, and government employers (see Table 2.3). In this regard, pharmaceutical companies are heavily represented, as they comprise three of the top ten largest employers in Rockland County. Orange County's largest private employers consist of a mix of retailers, distributors/transportation companies and other services providers. In this regard, many of the largest employers have an Orange County presence to take advantage of the location near New York City.

Table 2.3
Provident Bank
Major Employers in Rockland and Orange Counties

Company	Current Employees	Product/Service
A. Rockland County		
Wyeth-Ayerst Laboratories	2,900	Pharmaceuticals
Verizon Wireless	1,100	Telecommunications
A&T Healthcare	800	Healthcare
Orange and Rockland Utilities	700	Utility
Barr Laboratories, Inc.	612	Pharmaceuticals
Pearson Education	600	Educational Publisher
Chromalloy New York	563	Turbine Repair/Manfg.
Novartis	550	Pharmaceuticals
Avon Products	523	Consumer Products
B. Orange County		
Big V Supermarkets(1)	2,534	Retailer
Yellow Freight	1,000	Transportation
Empire Blue Cross Blue Shield	900	Insurer
Wakefern	736	Retailer
Kolmar	725	Consumer Products
IBM Business Recovery Services	639	Data Services
ETC Data	536	Telemarketing Serv.
C&S Wholesale Grocers	500	Wholesale Food Dist.
Allegiance Healthcare	425	Healthcare
Amscan	356	Consumer Products

(1) Most recent data. Company is in bankruptcy and there have been some recent layoffs.

Sources: Rockland County Economic Development Corporation and Orange County Partnership.

Unemployment trends in the market area and New York are displayed in Table 2.4. The unemployment rates in the Bank's markets were lower than New York and national averages as of April 2002 and April 2003, evidence of the relatively stable and generally healthy economy of the market area served by the Bank.

Table 2.4
Provident Bank
Unemployment Trends(1)

Region	April, 2002 Unemployment	April 2003 Unemployment
United States	5.9%	6.0%
New York	5.9%	5.9%
Rockland County	3.5%	3.3%
Orange County	3.9%	4.1%
Sullivan County	5.2%	5.0%
Ulster County	3.7%	3.5%

Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics

Competition among financial institutions in the Bank's market is significant, and, as larger institutions compete for market share to achieve economies of scale, the market environment for the Bank's products and services is expected to become increasingly competitive in the future. Smaller institutions such as the Bank will be forced to either compete with larger institutions on pricing, or to identify and operate in a "niche" that will allow for operating margins to be maintained at profitable levels.

The Bank's retail deposit base is closely tied to the economic fortunes of the New York metropolitan area. Table 2.5 displays deposit market trends over the past several years for Rockland and Orange Counties where the Bank currently maintains retail branches, as well as for Sullivan and Ulster Counties where the Bank will be acquiring branches of ENB. The data indicates that deposit growth in the Bank's markets overall is comparatively modest, increasing in a range of 2% to 5% annually since 1998, as compared to 5% for total deposits in the State of New York overall. Rockland County represents the largest market for the Bank (approximately 88% of the Bank's deposits were in its Rockland County branches as of June 2002), deposit growth has been comparatively modest equaling 4.9% on a compounded annual basis. Comparatively, both the Bank and ENB have been successful in gaining market share in Orange

Table 2.5
Provident Bank
Deposit Summary

	As of June 30,					% of 2002	5 Year
	1998	1999	2000	2001	2002	Total	CAGR
	($000)	($000)	($000)	($000)	($000)	(%)	(%)
State of New York							
Bank Deposits	370,720,370	368,473,777	386,969,240	407,464,192	459,097,861	89.0%	5.5%
Thrift Deposits	38,077,319	37,629,990	41,312,154	40,287,799	40,281,811	7.8%	1.4%
Savings Bank Deposits	14,645,688	15,719,179	15,728,703	16,587,741	16,630,376	3.2%	3.2%
Total Deposits	423,443,377	421,822,946	444,010,097	464,339,732	516,010,048	100.0%	5.1%
Orange County							
Bank Deposits	3,149,917	3,188,425	3,270,874	3,496,614	3,707,992	88.2%	4.2%
Thrift Deposits	293,135	313,175	332,186	241,428	340,541	8.1%	3.8%
Savings Bank Deposits	112,110	120,710	125,384	135,413	154,593	3.7%	8.4%
Total Deposits	3,555,162	3,622,310	3,728,444	3,873,455	4,203,126	100.0%	4.3%
Ellenville National Bank	68,300	78,735	95,481	113,086	134,005	3.2%	18.4%
Provident Bank	61,306	71,830	82,165	89,643	100,437	2.4%	13.1%
Provident Bank - Merged	129,606	150,565	177,646	202,729	234,442	5.6%	16.0%
Rockland County							
Bank Deposits	3,660,681	4,388,091	3,967,381	4,171,517	4,502,231	81.8%	5.3%
Thrift Deposits	883,930	909,718	935,081	923,911	1,002,684	18.2%	3.2%
Savings Bank Deposits	0	0	0	0	0	0.0%	NA
Total Deposits	4,544,611	5,297,809	4,902,462	5,095,428	5,504,915	100.0%	4.9%
Provident Bank	579,410	580,382	607,175	640,663	702,227	12.8%	4.9%
Sullivan County							
Bank Deposits	794,593	795,648	855,415	850,540	859,584	100.0%	2.0%
Thrift Deposits	0	0	0	0	0	0.0%	NA
Savings Bank Deposits	0	0	0	0	0	0.0%	NA
Total Deposits	794,593	795,648	855,415	850,540	859,584	100.0%	2.0%
Ellenville National Bank	25,001	27,409	27,507	29,500	31,542	3.7%	6.0%
Ulster County							
Bank Deposits	1,235,327	1,226,764	1,293,516	1,456,364	1,351,231	69.4%	2.3%
Thrift Deposits	58,013	60,607	59,724	66,580	73,352	3.8%	6.0%
Savings Bank Deposits	400,182	415,661	412,288	445,773	522,809	26.8%	6.9%
Total Deposits	1,693,522	1,703,032	1,765,528	1,968,717	1,947,392	100.0%	3.6%
Ellenville National Bank	83,683	87,025	95,224	102,703	101,751	5.2%	5.0%

Source: SNL Financial

County, realizing compounded annual growth equal to 13.1% and 18.4%, respectively, since 1998.

The level of competition prevailing in the Bank's markets is evidenced by deposit market share data set forth in Table 2.6. As of June 30, 2002, the Bank ranked third in total deposits in Rockland County with a 12.7% market share, trailing only the Bank of New York and U.S.B. Holding Company (Union State Bank). Other major competitors include other major regional and superregional banking concerns as HSBC Holdings, J.P. Morgan Chase and M&T Bank.

The Bank holds a comparatively smaller market share in Orange, Ulster and Sullivan Counties, inclusive of the deposits that will be acquired with ENB. Specifically, following the acquisition, the Bank's market share will be in the range of 3.7% to 5.6% in these markets. Additionally, the nature of the competition in these markets is very similar to Rockland County, with competitors primarily comprised of a mix of community banking institutions and regional and superregional bank holding companies.

The conversion proceeds will enhance the Bank's competitiveness by providing increased operating flexibility and ability to grow and leverage. Additionally, the acquisition of ENB will enhance the Bank's ability to service the Orange County market and will provide a market entrée to Sullivan and Ulster Counties. Given the limited growth the Bank has achieved in Rockland County in recent years, the Bank expects the majority of its future growth to be realized in Orange, Sullivan and Ulster Counties.

Table 2.6
Provident Bank
Market Share by County

Company Name	City	State	Charter	Number of Branches	Deposits as of June 30, 2000 ($000)	2001 ($000)	2002 ($000)	Market Share (%)
Rockland County								
U.S.B. Holding Co.	Orangeburg	NY	B	16	920,092	844,977	922,592	16.8
Bank of New York Co.	New York	NY	B	26	858,532	846,784	902,953	16.4
Provident Bancorp Inc. (MHC)	Montebello	NY	T	13	607,175	640,663	702,227	12.7
HSBC Holdings plc	Buffalo	NY	B	15	657,862	695,852	667,268	12.1
J.P. Morgan Chase & Co.	New York	NY	B	9	404,339	431,953	543,751	9.9
M&T Bank Corp.	Buffalo	NY	B	8	359,716	401,153	390,939	7.1
Citigroup Inc.	New York	NY	B	2	272,289	340,173	360,650	6.6
Washington Mutual Inc.	Stockton	CA	T	4	277,746	266,247	274,081	5.0
Charter One Financial	Cleveland	OH	B	2	79,602	106,318	196,884	3.6
KeyCorp	Cleveland	OH	B	1	197,935	204,872	177,097	3.2
North Fork Bancorp.	Mattituck	NY	B	3	71,198	112,671	146,162	2.7
Wachovia Corp.	Charlotte	NC	B	5	117,577	123,489	127,597	2.3
Hudson United Bancorp	Mahwah	NJ	B	4	28,239	31,655	34,637	0.6
				115	4,902,462	5,095,428	5,504,915	100.0
Orange County								
Bank of New York Co.	New York	NY	B	18	472,839	475,750	483,767	11.5
Hudson United Bancorp	Mahwah	NJ	B	16	383,895	438,126	459,770	10.9
FleetBoston Financial Corp.	Providence	RI	B	14	373,457	419,519	457,068	10.9
KeyCorp	Cleveland	OH	B	12	457,590	418,040	415,806	9.9
Charter One Financial	Cleveland	OH	B	8	278,386	320,231	404,324	9.6
Warwick Community Bancorp	Warwick	NY	S	6	329,449	331,057	372,707	8.9
M&T Bank Corp.	Buffalo	NY	B	15	344,015	275,925	281,357	6.7
Provident Bancorp Inc. (MHC)	Montebello	NY	T	9	177,646	202,729	234,442	5.6
Orange County Trust Company	Middletown	NY	B	6	172,590	185,862	216,695	5.2
HSBC Holdings plc	Buffalo	NY	B	5	205,591	208,052	199,211	4.7
Berkshire Bancorp Inc.	New York	NY	B	4	110,974	133,068	157,158	3.7
Walden Savings Bank	Walden	NY	S	6	125,384	135,413	154,593	3.7
First Federal Svgs Middletown	Middletown	NY	T	2	119,400	124,034	129,999	3.1
Walden Federal Savings & Loan	Walden	NY	T	3	54,584	68,289	69,780	1.7
J.P. Morgan Chase & Co.	New York	NY	B	2	46,174	50,105	56,538	1.4
Highland Falls FS&LA	Highland Falls	NY	T	1	37,422	38,420	40,325	1.0
Wachovia Corp.	Charlotte	NC	B	2	30,350	32,179	31,774	0.76
Warwick Community Bancorp	Warwick	NY	B	1	0	0	11,299	0.27
Riverside Bank	Poughkeepsie	NY	B	1	0	4,319	10,380	0.25
City National Corp.	Beverly Hills	CA	B	1	8,698	8,437	6,757	0.16
Cmnty Bk of Sullivan Cnty	Monticello	NY	B	1	0	0	4,725	0.11
				135	3,728,444	3,873,455	4,203,126	100.0
Ulster County								
M&T Bank Corp.	Buffalo	NY	Bank	10	348,710	496,681	366,193	18.8
KeyCorp	Cleveland	OH	Bank	11	325,718	312,754	294,825	15.1
Ulster Savings Bank	Kingston	NY	Thrift	4	216,284	243,005	277,063	14.2
Charter One Financial	Cleveland	OH	Bank	3	170,576	192,649	222,933	11.5
FleetBoston Financial Corp.	Boston	MA	Bank	11	173,840	180,568	191,236	9.8
Rondout Savings Bank	Kingston	NY	Thrift	3	109,711	112,584	131,216	6.7
Sawyer Savings Bank	Saugerties	NY	Thrift	3	81,896	85,109	107,373	5.5
Provident Bancorp Inc. (MHC)	Montebello	NY	Thrift	2	95,224	102,703	101,751	5.2
Wallkill Valley FS&LA	Wallkill	NY	Thrift	1	59,724	66,580	73,352	3.8
Wachovia Corp.	Charlotte	NC	Bank	3	67,970	68,532	66,775	3.4
Bank of New York Co.	New York	NY	Bank	4	56,000	51,858	55,248	2.8
HSBC Holdings plc	London	NA	Bank	1	28,914	30,446	27,021	1.4
Hudson United Bancorp	Mahwah	NJ	Bank	1	10,482	10,807	13,504	0.7
Wilber Corporation	Oneonta	NY	Bank	1	9,061	9,366	11,745	0.6
Walden Savings Bank	Walden	NY	Thrift	2	4,397	5,075	7,157	0.4
				60	1,765,928	1,968,717	1,947,392	100.0
Sullivan County								
Jeffersonville Bancorp	Jeffersonville	NY	Bank	10	224,902	234,833	248,079	28.9
FleetBoston Financial Corp.	Boston	MA	Bank	10	125,166	128,567	137,861	16.0
HSBC Holdings plc	London	NA	Bank	3	113,750	109,252	96,162	11.2
Hudson United Bancorp	Mahwah	NJ	Bank	2	74,885	93,648	84,509	9.8
M&T Bank Corp.	Buffalo	NY	Bank	3	74,726	68,576	61,074	7.1
KeyCorp	Cleveland	OH	Bank	1	100,095	64,804	60,015	7.0
Bank of New York Co.	New York	NY	Bank	3	56,768	50,232	54,071	6.3
Cmnty Bk of Sullivan Cnty	Thompson	NY	Bank	2	44,262	49,504	52,149	6.1
Provident Bancorp Inc. (MHC)	Montebello	NY	Thrift	2	27,507	29,500	31,542	3.7
Charter One Financial	Cleveland	OH	Bank	1	13,354	17,760	25,799	3.0
Berkshire Bancorp Inc.	New York	NY	Bank	1	0	3,864	8,323	1.0
				38	855,415	850,540	859,584	100.0

Note: Data for Provident Bank in Orange County reflects the acquired deposits of ENB.

Source: SNL Financial

III. PEER GROUP ANALYSIS

This chapter presents an analysis of the Company's operations versus a group of comparable companies (the "Peer Group") selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of the Company is provided by these public companies. Factors affecting the Company's pro forma market value such as financial condition, profitability, credit risk, interest rate risk, and other characteristics can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for key differences between the Company and the Peer Group, will then be used as a basis for the valuation of the Company's to-be-issued common stock. Our comparative analysis of the Company and the Peer Group takes into consideration the pro forma impact of the acquisition of ENB, based on information set forth in the prospectus.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus their stock prices may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition and mutual holding companies since their pricing ratios are subject to unusual distortion. We have also limited the inclusion of thrifts that recently converted pursuant to a standard conversion structure if a full year of proceeds reinvestment has not been reflected in the reported financial statements and since there has been limited trading history. At the same time, we have included thrifts that have recently completed second step conversions, provided that there was an established market for their stock, as the reinvestment earnings had a more limited impact on pro forma earnings, particularly if such thrifts maintained other similar characteristics to the Company. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 230 publicly-traded thrift institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that key differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for such differences. Since the Company will be a full-converted public company upon completion of the offering, we considered only full-converted public companies to be viable candidates for inclusion in the Peer Group and excluded those operating in mutual holding company form. From the universe of publicly-traded thrifts, we selected 11 institutions with characteristics similar to those of the Company subject to the criteria noted above. In order to assemble a Peer Group with at least 10 members, it was necessary to select thrifts outside the Company's region. Thus, we applied two "screens" to the universe of all public thrifts:

- Screen #1. Mid-Atlantic thrift institutions with assets between $800 million and $6 billion and equity-to-assets ratios of at least 7.0% and return on equity ratios of less than 15%. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded thrifts based in the Mid-Atlantic region with total assets ranging between $800 million and $6 billion (three of which were subject to acquisition). Nine thrifts meeting our selection criteria were included in the Peer Group: Waypoint Financial Corp., First Niagara Financial Group, Hudson River Bancorp, First Sentinel Bancorp, OceanFirst Financial Corp., Flushing Financial Corp., ESB Financial Corp., Sound Federal Bancorp and Warwick Community Bancorp. While there were six smaller Mid-Atlantic-based thrifts with assets in the range of $0.8 to $1.0 billion, we only selected the two that operated in the Company's general market area – Sound Federal Bancorp and Warwick Community Bancorp. The other four smaller thrifts were headquartered in Pennsylvania, one of which has experienced significant operating losses. Provident Financial Services of New Jersey was not included in the Peer Group due to its full stock conversion in January 2003. Troy Financial Corp. was excluded owing to its recently announced acquisition by First Niagara Financial Group. We considered First Niagara to be an ideal member of the Peer Group due to the cash and stock acquisition simultaneous with its second step conversion and its New York location.

- Screen #2. Thrift institutions based in New England with assets between $1 billion and $6 billion, equity-to-assets ratios of at least 7.0% and return on equity ratios of less than 15%. Exhibit III-3 provides financial and public market pricing characteristics of all publicly-traded thrifts based in the New England region with total assets ranging between $1 billion and $6 billion (two of which were subject to acquisition). Five companies met our selection criteria in this regard, and two were included in the Peer Group: MassBank Corp., and Seacoast Financial Services, both in Massachusetts. Brookline Bancorp was excluded owing to its extraordinary high equity/assets ratio (43.48%) while Berkshire Hills Bancorp and FirstFed America Bancorp were excluded from the Peer Group based on their relatively weak core profitability (-0.10% and 0.01% of average assets, respectively, for the most recent 12 month period).

Table 3.1 shows the general characteristics of each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and the Company, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of the Company's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

A summary description of the key characteristics of each of the Peer Group companies is detailed below.

- **Waypoint Financial Corp. of PA.** Waypoint Financial is a $5.6 billion thrift operating through 58 branch offices in Pennsylvania and Maryland. Waypoint Financial maintains a high level of investments and borrowings, attributable to a wholesale leveraging strategy. The wholesale leveraging has resulted in a relatively thin net interest margin and moderate profitability as measured by the return on average assets. Notwithstanding the high level of investment securities with limited credit risk exposure, NPAs and overall reserve coverage is comparable to the Peer Group average. Waypoint Financial's comparability to the Company is enhanced by the fact that it completed a simultaneous acquisition and second step conversion in October 2000.

- **Seacoast Financial Services Corporation of MA.** Seacoast Financial is a $4.5 billion institution operating through 42 offices in southeastern Massachusetts. Seacoast Financial Services maintains higher loan balances than the Peer Group overall, and has diversified into commercial business lending to a greater extent than any other Peer Group institution. Earnings reflect the higher yields generated through the loan portfolio but operating expenses are higher as well such that ROA falls modestly below

Table 3.1
Peer Group of Publicly-Traded Thrifts
August 29, 2003

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strategy(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
WYPT	Waypoint Financial Corp. of PA	OTC	PA, MD	Thrift	$5,639	58	12-31	10/00	$18.57	$626
SCFS	Seacoast Fin. Serv. Corp. of MA (3)	OTC	Southeast MA	Thrift	4,477	42	12-31	11/98	20.65	547
FNFG	First Niagara Financial of NY (3)	OTC	North/Central NY	Thrift	3,562	38	12-31	01/03	14.95	1,058
HRBT	Hudson River Bancorp Inc. of NY	OTC	Southeast NY	Thrift	2,538	52	03-31	07/98	30.35	460
FSLA	First Sentinel Bancorp of NJ	OTC	Eastern NJ	Thrift	2,271	23	12-31	04/98	16.80	464
FFIC	Flushing Financial Corp. of NY (3)	OTC	New York City NY	Thrift	1,856	10	12-31	11/95	22.17	287
OCFC	OceanFirst Financial Corp. of NJ	OTC	Eastern NJ	Thrift	1,761	16	12-31	07/96	25.85	352
ESBF	ESB Financial Corp. of PA	OTC	Western PA	Thrift	1,342	17	12-31	06/90	14.91	157
MASB	MassBank Corp. of Reading MA (3)	OTC	Eastern MA	Thrift	1,009	15	12-31	05/86	36.88	161
SFFS	Sound Fed. Bancorp Inc. of NY	OTC	NY, CT	Thrift	836	8	03-31	01/03	15.62	207
WSBI	Warwick Community Bncrp. of NY(3)	OTC	Southeast NY, NJ	Thrift	828	8	12-31	12/97	29.49	134

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified and Ret.=Retail Banking.
(3) FDIC savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

the Peer Group average. Asset quality is slightly less favorable than the other Peer Group members, both in terms of the level of NPAs as a percent of assets and the reserve coverage ratios. Seacoast Financial completed a large acquisition concurrent with the completion of its conversion offering which was completed in November 1998.

- **First Niagara Financial Group of NY.** First Niagara maintains $3.6 billion in total assets and operates through a total of 38 branches in western New York. First Niagara completed its second step conversion transaction in January 2003 and simultaneously completed a cash and stock acquisition of a stock thrift. First Niagara's capital is the highest of any of the Peer Group companies reflecting the recent completion of its capital raising conversion transaction. First Niagara's earnings prominently reflect the high level of non-interest fee income generated through the sale of insurance and other non-traditional products through various subsidiaries. In terms of asset quality, First Niagara's NPAs approximate the Peer Group average while the reserve coverage ratios are lower.

- **Hudson River Bancorp of NY.** Hudson River Bancorp is a $2.5 billion thrift operating through 52 branches in the eastern and central portions of New York State. Hudson River Bancorp's balance sheet is broadly similar to the Peer Group's in terms of the level of loans, investments and overall funding structure. The loan portfolio composition is also broadly similar to the Peer Group except that a greater portion of Hudson River Bancorp's residential mortgage assets are invested in whole loans versus securities. Earnings exceed the Peer Group average reflecting a strong net interest margin and comparatively high levels of non-interest fee income. Asset quality is generally less favorable than the Peer Group averages, both in terms of the level of NPAs as a percent of assets and the reserve coverage ratios.

- **First Sentinel Bancorp of NJ.** First Sentinel is a $2.3 billion asset thrift operating through 23 branch offices in northern and central New Jersey. First Sentinel's balance sheet is characterized by a high level of wholesale investments in comparison to the Peer Group average, while the ratios of deposits and borrowed funds to assets was more comparable to the Peer Group average. ROA exceeded the Peer Group average, primarily reflecting a very low operating expense ratio, which was partially offset by a comparatively thin net interest margin and limited non-interest operating income. First Sentinel is primarily a residential lender and asset quality ratios are favorable in comparison to the Peer Group averages.

- **Flushing Financial Corp. of NY.** Flushing Financial maintains $1.9 billion in total assets and operates through a total of 10 branches located in New York City. Flushing Financial's loan portfolio reflects significant diversification into higher risk-weight real estate lending, particularly multifamily lending. Flushing Financial's relatively strong profitability reflects a strong net interest margin and a slightly favorable operating expense ratio, which are partially offset by comparatively modest levels of non-interest income. Flushing Financial's asset quality is relatively favorable in comparison to the Peer Group.

- **OceanFirst Financial Corp of NJ.** OceanFirst Financial is a $1.7 billion thrift operating through 16 branch offices in central and southern New Jersey. The balance sheet reflects a higher ratio of loans in comparison to the Peer Group average while the relative levels of deposits and borrowings were more similar to the Peer Group average. Portfolio lending operations reflect comparatively higher levels of residential lending and modest levels of commercial and consumer lending. The relatively strong ROA is attributable to a comparatively large net interest margin (due to the higher ratio of loans in relation to total IEA) and notwithstanding the less favorable levels of non-interest income and expense. NPAs are lower than the Peer Group average while the reserve coverage in relation to total loans is also lower (reserves in relation to NPAs is higher)

- **ESB Financial Corp. of PA.** ESB Financial, with an asset base of $1.3 billion, operates through a network of 17 branches offices in western Pennsylvania. ESB Financial maintains a high level of investments and borrowings, attributable to a wholesale leveraging strategy, which has resulted in a relatively thin net interest margin and moderate profitability. Notwithstanding the relatively low ratio of loans-to-assets, the ratio of NPAs to assets is similar to the Peer Group while reserve coverage in relation to NPAs are lower than the Peer Group average.

- **MassBank Corp. of MA.** MassBank Corp. operates through a total of 15 offices in the Boston metropolitan area and reported approximately $1.0 billion of total assets. Cash and investments comprise the largest segment of MassBank Corp.'s asset base in contrast to the Peer Group whose assets were primarily comprised of loans. Conversely, MassBank Corp.'s IBL were comprised solely of deposits. Earnings were modestly below the Peer Group average as a favorable operating expense ratio was offset by a thin net interest margin. Asset quality ratios were generally more favorable relative to the Peer Group average, both in terms of the level of NPAs as a percent of assets and the reserve coverage ratios.

- **Sound Federal Bancorp of NY.** Sound Federal Bancorp was selected for inclusion in the Peer Group, notwithstanding its smaller asset size and branch network relative to the Company ($836 million of total assets and eight branch offices), owing to its market presence in Rockland and Westchester Counties, New York, which overlap, or are contiguous to, the

Company's markets. The similarity of the respective markets for Sound Federal Bancorp and the Company enhances their comparability from a valuation perspective.

The balance sheet reflects a lower ratio of loans in comparison to the Peer Group average funded primarily with deposits. Portfolio lending operations reflect comparatively higher levels of residential lending and modest levels of commercial and consumer lending. The relatively strong ROA is attributable to a comparatively large net interest margin (due to the higher ratio of loans in relation to total IEA) and low operating expenses, the benefits of which are partially offset by more limited levels of fee income. NPAs are lower than the Peer Group average while the reserve coverage ratio is also modestly lower.

- **Warwick Community Bancorp of NY.** Warwick Community was selected for inclusion in the Peer Group, notwithstanding its smaller asset size and branch network relative to the Company ($836 million of total assets and eight branch offices), owing to its market overlap with the Company in Orange County. The similarity of the respective markets for Warwick Community and the Company enhances their comparability from a valuation perspective.

  Warwick Community's balance sheet has a broadly similar composition relative to the Peer Group with loans and deposits falling slightly short of the Peer Group average and investments and borrowings slightly exceeding the Peer Group average. The loan portfolio composition is also broadly similar to the Peer Group. Earnings are above the Peer Group average reflecting the benefit of Warwick Community's comparatively stronger net interest margin and high level of fee income. The NPA/assets ratio approximates the Peer Group average but reserves as a percent of NPAs are below the comparable coverage ratio for the Peer Group.

In aggregate, the Peer Group companies maintain a comparable level of capital relative to the industry average (10.57% of assets versus 10.55% for all public thrifts), generate moderately higher profitability as a percent of average assets (0.99% versus 0.89% for all public thrifts), and generate a higher return on equity (10.41% ROE versus 9.30% for all public companies). Overall, the Peer Group's average price/book ("P/B") ratio and price/earnings ("P/E") multiple indicate a modest premium relative to the pricing of all publicly-traded thrifts.

	All *Publicly-Traded*	*Peer Group*
Financial Characteristics (Averages)		
Assets ($Mil)	$2,351	$2,374
Market capitalization ($Mil)	$353	$405
Equity/assets (%)	10.55%	10.57%
Return on average assets (%)	0.89%	0.99%
Return on average equity (%)	9.30%	10.41%
Pricing Ratios (Averages)(1)		
Price/earnings (x)	15.87x	17.67x
Price/book (%)	150.57%	173.43%
Price/assets (%)	15.74%	17.78%

(1) Based on market prices as of August 29, 2003.

Ideally, the Peer Group companies would be comparable to the Company in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to the Company, as will be highlighted in the following comparative analysis. The financial data presented for the Company includes the estimated pro forma impact of the acquisition of ENB (but not the conversion offering impact). The key distinctions drawn from the comparative analysis are then factored into the valuation analysis discussed in the final chapter.

Financial Condition

Table 3.2 shows comparative balance sheet measures for the Company and the Peer Group (reflecting the most recent publicly-available data). The Company's ratios have been adjusted to reflect the pro forma impact of the ENB acquisition, before factoring in the proceeds to be realized from the second step offering. The Company's net worth ratio of 10.4% assets approximated the Peer Group's ratio of 10.6%. However, the Company's pro forma tangible net worth ratio of 5.9% was lower than the Peer Group's ratio of 9.5%, as intangible assets represented a more significant pro forma balance sheet item for the Company (4.5% of assets versus 1.1% for the Peer Group). The estimated intangible assets created by the acquisition of ENB account for the majority of the Company's pro forma intangible assets balance, with the

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Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of June 30, 2003

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Provident Bancorp, Inc.																				
June 30, 2003	1.4	30.8	60.5	79.6	8.0	0.0	10.4	4.5	5.9	0.0	40.81	32.59	38.57	46.29	3.19	40.81	-7.85	5.50	5.50	9.81
All Public Companies	6.2	24.1	65.3	67.3	19.9	0.1	10.5	0.6	9.9	0.0	8.97	17.37	5.57	9.16	4.28	4.24	3.43	9.19	9.09	16.73
State of NY	4.7	29.3	60.9	67.1	19.0	0.1	11.4	1.4	10.0	0.0	9.72	23.68	3.31	8.81	6.05	4.87	4.12	9.92	9.53	17.08
Comparable Group Average	5.9	35.5	54.4	64.3	22.8	0.0	10.6	1.1	9.5	0.0	10.31	24.55	0.06	8.66	-5.22	2.38	-0.10	8.67	8.66	17.08
Mid-Atlantic Companies	4.0	37.1	54.5	61.6	25.2	0.0	10.7	1.0	9.7	0.0	9.78	31.30	-2.05	7.64	2.09	0.33	1.19	8.67	8.51	15.58
New England Companies	14.5	27.9	54.2	76.6	12.1	0.0	9.8	1.4	8.4	0.0	12.73	-2.41	9.57	13.23	-38.11	9.54	-4.62	NM	9.34	23.06
Comparable Group																				
Mid-Atlantic Companies																				
ESBF ESB Financial Corp. of PA	1.3	69.0	24.6	46.2	43.1	0.0	7.6	0.6	7.0	0.0	2.83	4.42	-1.23	0.87	2.76	14.82	18.31	7.00	7.00	16.00
FNFG First Niagara Financial of NY	5.7	23.4	63.4	66.1	12.2	0.0	20.2	3.0	17.1	0.0	24.00	38.87	18.27	9.63	6.98	NM	NM	12.34	12.40	19.80
FSLA First Sentinel Bancorp of NJ	2.7	41.1	53.5	61.7	26.5	0.0	9.5	0.2	9.4	0.0	0.62	6.95	-3.96	1.90	0.64	-7.47	-7.26	8.37	8.37	18.63
FFIC Flushing Fin. Corp. of NY	1.1	30.8	65.3	59.6	28.2	0.0	7.7	0.2	7.5	0.0	20.11	69.50	6.81	22.75	7.17	8.23	8.48	7.53	7.53	14.44
HRBT Hudson River Bancorp Inc of NY	13.1	17.6	63.5	72.2	15.9	0.0	10.4	2.8	7.6	0.0	0.77	50.02	-12.63	2.93	-12.06	10.84	14.25	NM	7.19	13.03
OCFC OceanFirst Fin. Corp of NJ	2.4	13.1	80.3	66.5	24.7	0.0	7.7	0.1	7.6	0.0	2.54	-12.17	6.16	0.73	11.11	-6.60	-6.60	6.70	6.70	11.70
SFFS Sound Fed Bancorp Inc of NY	5.3	41.2	50.6	75.8	4.2	0.0	16.7	1.7	15.1	0.0	28.27	NM	-3.42	16.28	0.09	NM	NM	11.14	11.14	NM
WSBI Warwick Community Bncrp of NY	2.4	47.1	46.3	60.4	28.2	0.0	9.3	0.3	9.0	0.0	2.49	82.90	-30.18	12.13	-11.14	-5.54	-5.47	8.98	8.98	18.42
WYPT Waypoint Financial Corp of PA	2.1	51.0	42.9	45.8	43.6	0.0	7.5	0.3	7.2	0.0	6.37	9.87	1.71	1.53	13.25	-11.98	-13.41	7.30	7.30	12.65
New England Companies																				
MASB MassBank Corp. of Reading MA	24.3	46.1	28.1	88.5	0.0	0.0	10.9	0.1	10.8	0.0	1.21	9.42	-13.01	2.11	-100.00	-5.48	-5.53	NM	10.32	34.03
SCFS Seacoast Fin Serv Corp of MA	4.7	9.8	80.3	64.7	24.2	0.0	8.8	2.8	6.0	0.0	24.25	-14.24	32.15	24.36	23.77	24.55	-3.71	NM	8.35	12.09

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

remainder resulting from the NBF acquisition. The Company's pro forma tangible capital position will increase with the addition of the stock proceeds to a level in excess of the Peer Group's tangible capital ratio. The Peer Group's capital ratios reflected surpluses over the regulatory capital requirements and all are well-capitalized. Similarly, on a pro forma basis the Company is expected to be well-capitalized, as the offering proceeds will more than offset the capital impact of the intangibles created in the ENB acquisition.

In terms of IEA composition, loans comprised a comparatively larger pro forma portion of assets; specifically, the Company's loans-to-assets ratio of 60.5% exceeds the Peer Group ratio of 54.4%. Accordingly, the Company's cash and investments ratio of 32.2% of assets fell modestly below the Peer Group ratio of 41.4%. Overall, the Company's IEA amounted to 92.7% of assets (including the ENB acquisition), which fell below the Peer Group's ratio of 95.8%, primarily reflecting the Company's larger intangible assets balance.

The Company's funding composition on a pro forma basis reflects lower use of borrowings. Specifically, the Company's deposits equaled 79.6% of assets on a pro forma basis, which was above the Peer Group average of 64.3%. Conversely, borrowings were utilized by the Company to a lesser degree than the Peer Group, as indicated by borrowings-to-assets ratios of 8.0% and 22.8%, respectively. Total IBL maintained by the Company and the Peer Group, as a percent of assets, equaled 87.6% and 87.1%, respectively. Accounting for the conversion proceeds, the Company's ratio should improve.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. The Peer Group's IEA/IBL ratio is stronger than the Company's pro forma ratio, based on respective ratios of 105.8% and 110.0%; however, the additional capital realized from stock proceeds should eliminate such disadvantage.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items for the most recent 12 months, with the Company's growth rates incorporating the pro forma impact of the purchase accounting acquisition of ENB. Accordingly, the Company's pro forma asset growth rate exceeds the Peer Group's average. Absent the acquisition, however, the Company's asset growth of 7.1% falls below the Peer Group's 10.3% growth rate (Note: certain of the Peer Group companies also completed transactions that supported their growth rates, such as First Niagara's second step conversion and simultaneous acquisition). The Peer Group's asset growth was largely realized through growth in cash and investments as loan balances showed limited growth. Comparatively, the balance of loans and securities both increased for the Company, even before factoring in the impact of the ENB acquisition. On a pro forma basis, the Company will be seeking to continue to expand loans and assets, a growth objective that should be aided by the ENB acquisition coupled with the increased equity from the second step conversion.

The pro forma impact of the ENB acquisition also translates into higher comparative growth rates for deposit, borrowing and net worth. The Company's 46.3% pro forma deposit growth rate was realized substantially through acquisition-related growth, as pre-acquisition growth exceeded 9%. Similarly, the Peer Group's deposits increased 8.7%. While the Company's borrowings growth approximated 3.2%, the Peer Group's borrowings declined 5.2% for the last 12 months. The Peer Group's slightly negative equity growth rate reflects the impact of dividend payments and stock repurchases that more than offset earnings for the period. Comparatively, the Company's significantly higher pro forma capital growth reflects more limited dividends (since the MHC waived receipt of dividends), the issuance of stock for the acquisition of ENB net of payments for the cash portion of the consideration and lower stock repurchases. Following the conversion, the Company's capital growth rate will be constrained by dividend payments to all shareholders as well as the increased pro forma level of capital.

Income and Expense Components

Table 3.3 displays comparable statements of operations for the Company and the Peer Group based on earnings for the 12 months ended June 30, 2003. The Company's earnings have been adjusted to reflect the pro forma impact of the ENB acquisition, including the estimated purchase accounting adjustments. For the period shown in Table 3.3, the Company and the Peer Group reported net income to average assets ratios of 0.95% and 0.99%, respectively. The Company's slightly lower return is primarily attributable to its comparatively higher operating expense ratio, which was substantially offset by its comparatively stronger level of net interest income and non-interest income. While loss provisions were relatively comparable, the Company's net gains on sale were more than double the Peer Group's net gains. On a pro forma

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Table 3.3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2003

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Provident Bancorp, Inc.																			
June 30, 2003	0.95	5.54	1.20	4.34	0.11	4.22	0.00	0.00	0.61	0.61	3.43	0.11	0.19	0.00	6.20	1.66	4.54	0	35.98
All Public Companies	0.90	5.70	2.59	3.11	0.20	2.91	0.04	0.00	0.53	0.58	2.47	0.02	0.35	0.00	5.79	2.89	2.90	4,772	34.04
State of NY	1.24	5.68	2.21	3.47	0.09	3.38	0.11	0.00	0.61	0.72	2.59	0.02	0.42	0.00	5.70	2.46	3.24	5,481	35.23
Comparable Group Average	0.99	5.42	2.47	2.95	0.10	2.85	0.05	0.00	0.43	0.47	1.87	0.02	0.09	0.00	5.66	2.81	2.85	5,974	35.22
Mid-Atlantic Companies	1.04	5.52	2.55	2.97	0.10	2.87	0.05	0.00	0.47	0.52	1.93	0.02	0.12	0.00	5.78	2.90	2.88	5,941	33.78
New England Companies	0.79	4.99	2.14	2.85	0.10	2.75	0.02	0.00	0.23	0.25	1.62	0.01	-0.04	0.00	5.14	2.41	2.73	6,121	41.70
Comparable Group																			
Mid-Atlantic Companies																			
ESBF ESB Financial Corp. of PA	0.65	5.13	3.53	1.60	0.00	1.60	0.02	0.00	0.30	0.32	1.28	0.02	0.07	0.00	5.41	3.93	1.48	6,098	17.93
FNFG First Niagara Financial of NY	1.04	5.30	2.19	3.11	0.24	2.87	0.16	0.00	1.25	1.41	2.68	0.03	-0.12	0.01	5.73	2.62	3.11	3,769	39.17
FSLA First Sentinel Bancorp of NJ	1.18	5.23	2.52	2.70	0.00	2.70	0.01	0.00	0.25	0.26	1.29	0.04	0.16	0.00	5.38	2.87	2.51	7,231	34.39
FFIC Flushing Fin. Corp. of NY	1.19	6.50	3.20	3.29	0.00	3.29	0.19	0.00	0.17	0.36	1.74	0.00	0.02	0.00	6.72	3.61	3.11	8,968	38.12
HRBT Hudson River Bancorp Inc of NY	1.16	5.81	2.11	3.70	0.23	3.47	0.00	-0.02	0.76	0.75	2.34	0.04	0.00	0.00	6.19	2.38	3.80	3,590	36.92
OCFC OceanFirst Fin. Corp of NJ	1.16	5.92	2.42	3.50	0.08	3.42	0.14	0.01	0.10	0.25	2.40	0.01	0.48	0.00	6.19	2.67	3.52	4,085	33.56
SFFS Sound Fed Bancorp Inc of NY	1.08	5.30	1.80	3.49	0.03	3.46	0.00	0.01	0.13	0.13	1.85	0.00	0.00	0.00	5.47	2.16	3.31	7,597	37.78
WSBI Warwick Community Bncrp of NY	1.04	5.62	2.51	3.11	0.12	2.99	0.00	0.00	0.81	0.81	2.24	0.03	0.15	0.00	5.89	2.86	3.03	6,087	38.11
WYPT Waypoint Financial Corp of PA	0.82	4.85	2.65	2.20	0.17	2.02	-0.03	0.00	0.44	0.41	1.56	0.02	0.29	0.00	5.03	3.01	2.02	6,044	28.06
New England Companies																			
MASB MassBank Corp. of Reading MA	0.83	4.30	1.93	2.38	0.00	2.38	0.00	0.00	0.12	0.12	1.22	0.00	-0.02	0.00	4.38	2.19	2.19	6,264	36.12
SCFS Seacoast Fin Serv Corp of MA	0.75	5.67	2.34	3.33	0.20	3.13	0.04	0.00	0.34	0.38	2.02	0.02	-0.05	0.00	5.90	2.63	3.27	5,977	47.28

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

basis, the proceeds reinvestment benefit potential merger synergies may favorably influence earnings while the cost of new stock benefit plan purchases will be largely offsetting.

The Company's profitability is supported by a relatively strong pro forma net interest income ratio, as a result of its comparatively stronger asset yields and more favorable cost of funds. Specifically, the net interest income ratios to average assets for the Company and the Peer Group were 4.34% and 2.95%, respectively. The Company's higher interest income ratio (5.54% of average assets for the pro forma Company versus 5.42% for the Peer Group) reflects greater loan diversification and a higher proportion of loans/assets. The Company's lower interest expense ratio (1.20% pro forma versus 2.47% for the Peer Group) is primarily reflective of a more favorable funding structure including its higher reliance on deposits and higher concentration of core deposits. The Company's interest expense ratio is expected to diminish on a pro forma basis, as the conversion proceeds will represent interest-free funds for the Company.

The net interest income advantage relative to the Peer Group is partially offset by the Company's higher pro forma operating expenses (before incorporating potential merger synergies and the cost of new stock benefit plans). Specifically, the Company's and the Peer Group's operating expense to average assets ratios approximated 3.43% and 1.87%, respectively, before the amortization of intangible assets. On a pro forma basis, the Company's intangible assets amortization of 0.11% of assets far exceeds the Peer Group average of 0.02%, reflecting the CDI amortization for the NBF and ENB acquisitions. As discussed in Section I, the Company's operating expense ratio is relatively high in comparison to industry averages due to: (1) the higher proportion of transaction accounts; (2) higher infrastructure investments to increase its competitive profile; and (3) the Company's high customer service orientation. The Company's operating expenses are expected to increase in the future as a result of the costs of the additional stock benefit plan purchases. Potential merger synergies may reduce the operating expense ratio over time, although additional investment in the ENB branches and delivery system and other merger integration costs may limit the near term benefit.

Sources of non-interest operating income were a higher contributor to the Company's profitability in comparison to the Peer Group at 0.61% and 0.47% of average assets, respectively, largely due to the Company's higher core deposit base and the related fee income. In contrast, the Peer Group funds operations with a higher level of borrowings which do not provide non-interest income or cross-selling opportunities of other fee-based products and services.

The Company's efficiency ratio (operating expenses before intangibles amortization, as a percent of the sum of non-interest operating income and net interest income) of 69.3% compares less favorably to the Peer Group's efficiency ratio of 54.7%. While synergies and the conversion proceeds benefit may improve the Company's efficiency ratio, in the near term the Peer Group is expected to maintain the advantage.

Loan loss provisions had a comparable impact on the Company's and the Peer Group's earnings, amounting to 0.11% and 0.10% of average assets, respectively. Overall, the level of loan loss provisions established by the Company and the Peer Group was reflective of the maintenance of generally favorable credit quality measures by the Company and the Peer Group.

Net gains provided a higher contribution to the Company's profitability than to the Peer Group's profitability, at 0.19% and 0.09% of average assets, respectively. Typically, gains and losses generated from the sale of assets are highly volatile and frequently are non-recurring, thus, they are substantially discounted in the core earnings evaluation. In the case of the Company, the gains were in part derived through selling investments and loans, which were partially offset by one-time merger integration incurred as a result of the NBF acquisition. Likewise, the gains recorded by the Peer Group primarily consisted of gains derived from the sale of fixed rate loans into the secondary market.

The Company's effective tax rate for the last 12 months of 35.77% is similar to the Peer Group average of 35.22%. The Company expects that its effective tax rate will continue to approximate the recent historical level in the upcoming fiscal year.

Loan Composition

Table 3.4 presents data related to comparative loan portfolio composition, as well as data pertaining to investments in MBS, loans serviced for other and risk-weighted assets based on the most recent data. The Company's ratios include the pro forma impact of the ENB acquisition.

The Company's loan composition reflects a slightly higher credit risk profile, but this also produces a higher comparatively yield relative to the Peer Group. In this regard, loans

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of June 30, 2003

Institution	Portfolio Composition as a Percent Assets						RWA/	Serviced	Servicing
	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	Assets (%)	For Others ($000)	Assets ($000)
Provident Bancorp, Inc.	12.53	27.69	1.14	18.90	5.82	7.58	60.25	79,855	557
All Public Companies	13.02	37.84	4.50	14.88	4.08	3.83	59.65	721,910	5,723
State of NY	16.47	33.89	1.03	19.25	3.31	2.79	57.42	1,111,646	7,265
Comparable Group Average	21.73	34.13	1.69	11.94	3.64	2.76	52.03	172,364	968
Comparable Group									
ESBF ESB Financial Corp. of PA	48.77	12.42	2.02	5.95	3.47	0.99	42.99	77,628	0
FNFG First Niagara Financial of NY	13.23	32.68	3.28	15.32	5.39	5.96	63.52	271,401	1,698
FSLA First Sentinel Bancorp of NJ	35.47	41.61	3.92	8.26	0.19	0.11	48.08	105,919	53
FFIC Flushing Fin. Corp. of NY	21.52	23.19	0.71	39.77	0.02	0.41	54.13	23,122	0
HRBT Hudson River Bancorp Inc of NY	4.71	39.13	2.10	14.37	3.63	5.40	58.95	103,819	0
MASB MassBank Corp. of Reading MA	15.75	29.90	0.05	0.14	0.41	0.01	32.82	4,360	0
OCFC OceanFirst Fin. Corp of NJ	8.10	66.46	1.70	7.11	0.05	4.43	62.13	713,734	6,171
SCFS Seacoast Fin Serv Corp of MA	0.64	37.42	2.55	8.52	17.61	2.43	55.62	214,649	540
SFFS Sound Fed Bancorp Inc of NY	24.31	46.54	0.53	4.23	0.19	0.00	41.70	0	0
WSBI Warwick Community Bncrp of NY	29.18	27.79	0.55	17.46	2.87	3.66	50.98	0	0
WYPT Waypoint Financial Corp of PA	37.32	18.28	1.14	10.17	6.24	6.95	61.42	381,369	2,188

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

secured by commercial and multi-family mortgage loans totaled 18.90% of assets for the Company versus 11.94% for the Peer Group. Likewise, C&I loans and consumer loans totaled 5.82% of assets and 7.58% of assets, respectively, for the Company, versus 3.64% of assets and 2.76% of assets, respectively, for the Peer Group on average. Conversely, the Peer Group maintains a higher concentration of 1-4 family mortgage assets as MBS and 1-4 family mortgage loans amounted to 55.86% of assets for the Peer Group versus 40.22% for the Company. As a result of the foregoing, the Company maintains a higher ratio of risk-weighted assets to total assets in comparison to the Peer Group, at 60.25% and 52.03%, respectively.

Credit Risk

Overall, credit quality measures for both were considered to demonstrate limited credit risk exposure today. The Company's ratios include the pro forma impact of the ENB acquisition. As shown in Table 3.5, the Company's ratio of non-performing assets and accruing loans that are more than 90 days past due as a percent of assets was higher than the comparable Peer Group ratio (0.41% versus 0.27% for the Peer Group). Likewise, the Company's non-performing loans-to-loans ratio was higher than the Peer Group's ratio (0.67% versus 0.41% for the Peer Group). Loss reserves in relation to total loans was higher for the Company (1.53% versus 1.11% for the Peer Group), but the Company's reserve coverage ratio fell short of the Peer Group average in relation to NPAs (227.80% for the Company versus 339.51% for the Peer Group). Net loan charge-offs were relatively small for both the Company and the Peer Group the last 12 months, equaling 0.03% and 0.07% of their respective average loan balances.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group companies. The Company's ratios for "Balance Sheet Measures" reflect the pro forma impact of the ENB acquisition. The "Quarterly Change In Net Interest Income" figures reflect the Company's and ENB's measures on a stand alone basis, due to the absence of data for the merged entity and such figures are considered to be more indicative of the Company's and ENB's interest rate risk policies than the merged figures on a historical basis.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of June 30, 2003 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Provident Bancorp, Inc.	0.00	0.41	0.67	1.53	227.80	227.80	364	0.04
All Public Companies	0.11	0.70	0.95	1.06	209.72	172.31	382	0.22
State of NY	0.07	0.43	0.63	1.14	226.47	189.85	550	0.11
Comparable Group Average	0.02	0.27	0.41	1.11	384.60	339.51	400	0.07
Comparable Group								
ESBF ESB Financial Corp. of PA	0.10	0.24	0.57	1.26	219.24	130.17	1	0.00
FNFG First Niagara Financial of NY	0.04	0.32	0.44	1.09	246.50	216.84	1,340	0.24
FSLA First Sentinel Bancorp of NJ	0.00	0.06	0.11	1.05	986.35	906.66	37	0.01
FFIC Flushing Fin. Corp. of NY	0.04	0.12	0.13	0.54	410.33	285.34	32	0.01
HRBT Hudson River Bancorp Inc of NY	0.04	0.90	1.33	2.35	176.53	169.42	622	0.15
MASB MassBank Corp. of Reading MA	0.00	0.04	0.13	0.93	722.89	722.89	2	0.00
OCFC OceanFirst Fin. Corp of NJ	0.00	0.15	0.19	0.80	413.37	413.37	19	-0.02
SCFS Seacoast Fin Serv Corp of MA	0.01	0.36	0.43	1.15	265.73	259.69	1,176	0.14
SFFS Sound Fed Bancorp Inc of NY	0.00	0.11	0.21	0.59	280.31	280.31	0	0.00
WSBI Warwick Community Bncrp of NY	0.01	0.29	0.60	1.29	215.69	205.98	31	0.03
WYPT Waypoint Financial Corp of PA	0.02	0.35	0.41	1.20	293.64	143.97	1,144	0.19

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of June 30, 2003 or Most Recent Date Available

	Institution	Balance Sheet Measures			Quarterly Change in Net Interest Income					
		Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	06/30/03	03/31/03	12/31/02	09/30/02	06/30/02	03/31/02
					(change in net interest income is annualized in basis points)					
	Provident Bancorp,Inc.	5.9	105.8	7.3	-14	-14	-3	3	-11	8
	All Public Companies	9.8	108.9	4.2	-9	-8	-6	-2	5	5
	State of NY	10.0	110.3	5.1	-16	-1	-7	0	11	9
	Comparable Group Average	9.5	110.2	4.2	-17	-6	-9	-1	5	10
	Comparable Group									
ESBF	ESB Financial Corp. of PA	7.0	106.3	5.1	-22	15	-6	-10	1	12
FNFG	First Niagara Financial of NY	17.1	118.1	7.4	-13	-13	3	3	6	16
FSLA	First Sentinel Bancorp of NJ	9.4	110.3	2.7	-9	-5	-22	-11	26	-4
FFIC	Flushing Fin. Corp. of NY	7.5	110.7	2.9	-15	2	1	-13	14	22
HRBT	Hudson River Bancorp Inc of NY	7.6	106.9	5.9	-21	-14	-11	10	18	-30
MASB	MassBank Corp. of Reading MA	10.8	111.3	1.5	-1	-24	6	3	-1	9
OCFC	OceanFirst Fin. Corp of NJ	7.6	105.1	4.2	-13	8	-18	21	-19	17
SCFS	Seacoast Fin Serv Corp of MA	6.0	106.6	5.2	-20	5	2	-4	4	11
SFFS	Sound Fed Bancorp Inc of NY	15.1	121.4	2.9	-30	-3	-26	-16	27	43
WSBI	Warwick Community Bncrp of NY	9.0	108.0	4.3	-39	-40	-31	15	-8	2
WYPT	Waypoint Financial Corp of PA	7.2	107.4	4.0	-5	2	1	-9	-10	8

NA=Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

In terms of balance sheet composition, the Company's interest rate risk characteristics were considered to be less favorable than the Peer Group's. Most notably, the Company's lower tangible capital position and lower IEA/IBL ratio indicate a greater dependence on the yield-cost spread to sustain the net interest margin. Likewise, the Peer Group's lower level of non-interest earning assets represented a positive consideration in terms of capacity to generate interest income. On a pro forma basis, the infusion of stock proceeds should serve to narrow the gap between the Company's and the Peer Group's ratios.

To analyze interest rate risk associated with the net interest income ratio, we reviewed quarterly changes in the net interest income ratio for the Company, ENB and the Peer Group. In general, the relative fluctuations in the Company's and ENB's ratios implied there was a relatively comparable degree of interest rate risk associated with their net interest income, based on the similarity of trends with respect to their net interest margins. The stability of the Company's net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of the Company's assets.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of the Company. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine the Company's estimated pro forma market value of the common stock to be issued in conjunction with the conversion transaction. The valuation incorporates the appraisal methodology promulgated by the OTS. In this regard, this section determines the valuation adjustments based on the fundamental analysis of both the Company and the Peer Group in the prior section and, utilizing the market value approach, applies such adjustments in the determination of the Company's pro forma market value based on the market pricing characteristics of the Peer Group.

Appraisal Guidelines

The OTS written appraisal guidelines, originally released in October 1983 and updated in late-1994, specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. The valuation methodology provides for: (1) the selection of a peer group of comparable publicly-traded institutions, excluding from consideration institutions which have recently converted, subject to acquisition or in MHC form; (2) a financial and operational comparison of the subject company to the selected peer group, identifying key differences and similarities; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory appraisal guidelines, i.e., the pro forma market value approach. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that such analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in the Company's and ENB's operations and financial condition; (2) monitor the Company's and ENB's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase) both regionally and nationally. If material changes should occur prior to closing the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including the Company's value, or the Company's value alone. To the extent a change in factors impacting the Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group, incorporating the ENB acquisition, and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company on a pro forma basis relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Company coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value, because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in financial strength are noted as follows:

- Balance Sheet Composition. While both the Company and the Peer Group actively engage in mortgage lending, the Company has a higher commercial loan mix, which produces higher asset yields. Furthermore, the Company has greater deposit funding and a higher core deposit mix, which results in lower funding costs and higher fee income generation. As a result, the Company has higher balance sheet earnings power than the Peer Group, as evidenced by its higher pro forma net interest income ratio. Overall, as a percent of assets, the Company maintained a lower IEA level and a higher IBL level relative to the Peer Group, which resulted in a lower comparative IEA/IBL ratio. The infusion of stock proceeds should serve to eliminate the Company's disadvantage, although the Company will maintain a higher level of intangible assets.

- Credit Quality. The Company's credit risk profile is comparatively higher as indicated by its higher proportion of loans to total assets, greater diversification into higher risk lending, the larger size of commercial loans, the modestly higher level of NPAs and the lower reserve coverage ratio. At the same time, the Company has higher reserves in relation to total loans.

- Balance Sheet Liquidity. The Company currently maintains a lower level of cash, investments and MBS. Like the Peer Group, the majority of the Company's investments are designated AFS. The infusion of the stock proceeds will initially increase the Company's level of liquid assets pending investment into loans and other longer-term investments. The Company appears to have greater current borrowings capacity than the Peer Group due to the smaller balance of borrowed funds.

- Equity Capital. While the Company maintains a comparable pre-conversion GAAP capital ratio as the Peer Group, on a tangible capital basis the Company's pre-conversion capital ratio is comparatively lower due to the intangible assets resulting from the ENB acquisition. After factoring in stock proceeds, the Company's tangible capital position disadvantage should be eliminated. The Company's potentially higher pro forma tangible capital position implies greater leverage capacity, lower dependence on interest-bearing liabilities to fund assets and greater capacity to absorb unanticipated losses in relation to the Peer Group.

On balance, we believe a slight upward adjustment is warranted relative to the Peer Group for financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple the investment community will pay for earnings. In making this comparison, the Company's pre-conversion financial data is examined on a pro forma basis including the ENB acquisition – while there are potential merger synergies to be realized over time, they have not been fully quantified to date. The major factors considered in the valuation are described below.

- Reported Earnings. The Company's pro forma profitability is lower than the Peer Group for the most recent 12 months. Higher operating costs and the CDI amortization expense were the primary factors impacting the Company's lower ratio, the impact of which was partially offset by its comparatively stronger net interest income, non-interest fee income and net non-operating gains ratios. Reinvestment of conversion proceeds into interest-earning assets will serve to increase the Company's earnings, as will potential merger synergies. At the same time, the Company will incur certain one-time expenses pursuant to the completion of the conversion and acquisition. Such expenses are estimated to total $720,000 in the first year following the completion of the conversion and acquisition.

- Core Earnings. On a core basis, adjusting for non-operating items for both, the Company's profitability disadvantage relative to the Peer Group is further widened.

- Interest Rate Risk. Quarterly changes in the Company's net interest income ratio to average assets indicate a similar degree of volatility relative to the

Peer Group. Other measures, such as capital ratios, IEA/IBL ratios, and the level of non-interest earning assets-to-total assets, were more favorable for the Peer Group, thereby indicating a lower dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the Company's capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and should largely eliminate the current advantages indicated for the Peer Group's ratios.

- Credit Risk. While loan loss provisions and net chargeoffs were comparable for the most recent 12 months, other factors suggest the Company has greater credit risk exposure, including a higher proportion of assets in loans, greater diversification into higher risk lending, the typically larger size of commercial loans, the higher level of NPAs and lower reserve coverage.

- Earnings Growth Potential. Two primary factors were considered in concluding that the Company has comparatively greater earnings growth potential. First, earnings growth facilitated by acquisition was considered to be more favorable for the Company particularly if anticipated merger synergies are realized and it can effectively expand relationship banking with ENB's customers. Second, following the infusion of stock proceeds, the Company's higher tangible equity ratio provides it with greater earnings growth potential with respect to the leverage capacity.

- Return on Equity. The Company's pro forma return on equity will be below the comparable averages for the Peer Group and the industry, owing to the Company's higher pro forma capital position and lower pro forma core profitability. The Company's ROE may benefit to the extent that anticipated post-acquisition operating synergies can be realized, although this will take some time to realize.

The Company's lower pro forma core profitability, pro forma ROE and higher credit risk exposure are partially offset by the Company's favorable earnings growth potential. Overall, in comparison to the Peer Group, we concluded with a moderate downward valuation adjustment for profitability, growth and viability of earnings.

3. Asset Growth

As the result of the ENB acquisition, greater pro forma tangible equity and less borrowings utilization, the Company's asset growth potential appears to be more favorable than for the Peer Group. However, without the ENB acquisition, the Company's annual asset growth fell short of the Peer Group's annual growth. The acquisition of ENB is also viewed as enhancing the Company's growth potential, in view of the larger platform, expanded geographic coverage and enhanced cross-sell opportunities. On balance, we believe a slight upward adjustment was warranted for this factor.

4. Primary Market Area

The general condition of a financial institution's market area has impact on market value, as profitable growth is in part dependent upon opportunities for profitable activities in the local market area. Operating in the southern New York, the Company faces significant competition for loans and deposits from a large number financial institutions, which provide a broader array of services and have significantly larger branch networks and greater resources. The depth and breadth of the Company's competition is increased by the proximity of the Company's market to New York, where a large number of regional, superregional and money center banks are headquartered. Demographic and economic trends and characteristics in the Company's primary market area are compared to the primary market areas served by the Peer Group companies in Table 4.1. While the Company's market is somewhat smaller, it is realizing faster population growth, and household income levels are higher in comparison to the average of the Peer Group's markets. The Company's share of the deposit market falls within the range exhibited by the Peer Group median and average. The unemployment rate prevailing in the Company's primary market is favorable relative to the Peer Group's average and median.

On balance, we concluded that no adjustment was warranted for the Company's primary market area.

5. Dividends

The Company has indicated its intention to continue to pay a quarterly cash dividend. At this time, the Company has indicated that the annual dividend payment will approximate $0.20 per share at the midpoint of the valuation range, which would provide for a yield of 2.0% based on the $10.00 per share initial offering price. As set forth in the prospectus, the indicated annual dividend would range from $0.23 per share at the minimum of the valuation range to $0.15 per share at the supermaximum of the valuation range. The Company's anticipated payout ratio at the midpoint would approximate 42.4% on a pro forma basis. Future declarations of dividends will be determined by the Board of Directors reflecting a number of factors, including

Table 4.1
Peer Group Market Area Comparative Analysis

Institution	Headquarters County	Population 1990 (000)	Population 2002 (000)	Proj. Pop. 2007	1990-2002 (% Change)	2002-2007 (% Change)	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)	Unemployment Rate
Waypoint Financial Corp of PA	Dauphin	238	252	253	5.9%	0.6%	25,345	107.1%	18.2%	4.3%
Seacoast Fin. Serv. Corp. of MA	Bristol	506	539	550	6.4%	2.0%	23,695	77.8%	16.9%	6.1%
First Niagara Financial of NY	Niagara	221	218	213	-1.4%	-2.0%	20,056	73.2%	25.4%	7.0%
Hudson River Bancorp of NY	Columbia	63	63	62	-0.3%	-0.9%	23,280	84.9%	57.4%	2.9%
First Sentinal Bancorp of NJ	Middlesex	672	763	798	13.6%	4.5%	30,516	98.2%	4.6%	4.8%
OceanFirst Financial Corp of NJ	Ocean	433	523	554	20.7%	6.0%	24,409	78.5%	10.7%	5.0%
Flushing Financial Corp of NY	Queens	1,952	2,257	2,341	15.6%	3.7%	23,622	86.2%	1.7%	6.6%
ESB Financial Corp of PA	Lawrence	96	93	91	-2.9%	-2.6%	17,280	73.0%	13.7%	6.2%
MassBank Corp of MA	Middlesex	1,398	1,472	1,493	5.3%	1.4%	37,824	124.2%	2.9%	4.7%
Warwick Community Bancorp of NY	Orange	308	345	356	12.2%	3.2%	23,578	86.0%	9.3%	4.3%
Sound Federal Bancorp of NY	Westchester	875	925	935	5.8%	1.0%	44,627	162.8%	2.2%	3.6%
	Averages:	**615**	**677**	**695**	**7.4%**	**1.5%**	**26,748**	**95.6%**	**14.8%**	**5.0%**
	Medians:	**433**	**523**	**550**	**5.9%**	**1.4%**	**23,695**	**86.0%**	**10.7%**	**4.8%**
Provident Savings Bank of NY	**Rockland**	**265**	**289**	**295**	**8.8%**	**2.2%**	**32,732**	**119.4%**	**12.6%**	**3.3%**

(1) Total institution deposits in headquarters county as percent of total county deposits for commercial banks and thrifts.

Sources: Claritas, SNL Financial and Bureau of Labor Statistics.

investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All 11 of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.28% to 3.09%. The average dividend yield on the stocks of the Peer Group institutions was 2.25% as of August 29, 2003, representing an average core earnings payout ratio of 43%. As of August 29, 2003, approximately 90% of all full stock publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1) exhibiting an average yield of 2.22% and an average payout ratio of 36.6%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Company's indicated dividend provides for a yield that is modestly below the Peer Group's average dividend yield. However, the Company's dividend capacity will be enhanced by its stronger pro forma capitalization and earnings growth potential. On balance, we concluded that no adjustment was warranted for purposes of dividends relative to the Peer Group.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets, and all of the Peer Group members trade on the NASDAQ system. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $133.7 million to $1.1 billion as of August 29, 2003, with an average market value of $404.8 million. The shares issued and outstanding to the public of the Peer Group members ranged from approximately 4.4 million to 70.8 million, with average shares outstanding of approximately 21.2 million. The Company's pro forma market value and shares outstanding are expected to be within the range exhibited by the Peer Group companies, with the market capitalization falling below the Peer Group average and the number of shares outstanding equaling or modestly exceeding the Peer Group average.

Overall, we anticipate that the Company's stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7. Marketing of the Issue

We believe that four separate markets need to be considered for thrift stocks in evaluating the potential reception for the Company's pending second step conversion offering: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; (3) the thrift acquisition market for thrift franchises in New York; and (4) the market for the public stock of the Company. All of these markets were considered in the valuation of the Company's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year.

The broader stock market experienced heavy selling pressure in September 2002, which was attributable to third quarter earning warnings from a broad spectrum of companies, economic data signaling a slowing economic recovery and a growing threat of a war in Iraq. The sell-off in the broader stock market continued into the fourth quarter, with looming fears of a war with Iraq and worsening corporate profits pushing the DJIA to its lowest close in five years in early-October 2002. Stocks rebounded on technical factors in mid-October, as the DJIA posted a weekly gain after six consecutive weeks of decline. The rally in the broader stock market continued through the balance of October, reflecting more attractive valuations following the third quarter sell-off and some upbeat third quarter earnings news by some blue chip stocks. After six consecutive months of decline, the DJIA was up 10.6% for the month of October.

The rebound in the broader stock market that began in October 2002 continued into early-November, as the Federal Reserve cut short-term interest rates by a larger-than-expected half a percentage point. Following eight consecutive weeks of gains, the DJIA declined during the first two weeks of December, as mounting concerns over geopolitical tensions overshadowed better-than-expected economic data. The broader market recovered slightly in mid-December, despite growing concerns of how strongly business would rebound in 2003 and escalating war talk with Iraq. Downbeat economic data and war concerns pulled stocks lower at the close of 2002, with the DJIA positing its worst year since 1977 closing down 16.8% for the year.

Stocks surged higher at the start of the new year, with data showing December manufacturing activity stronger than expected. Favorable expectations for the government's economic stimulus package supported further gains in the market, although early indications of mixed earnings for the fourth quarter and ongoing geopolitical concerns served to temper the rally in mid-January. The strong gains posted at the beginning of 2003 were wiped out in late-January, as disappointing fourth quarter earnings and the looming war with Iraq pulled the broader market lower. War fears and the uncertain outlook for the economy continued to weigh down stocks through most of February and into early-March, as blue chip stocks dropped to a five month low during the first week of March. Comparatively, the commencement of war with Iraq produced a rally in the stock market, amid initial expectations that a conflict in Iraq would end quickly. However, the rally was not sustained, as stocks declined at the close of the first quarter on renewed worries about the economy and fears that the war in Iraq could be longer and more difficult than investors had anticipated.

Stocks rebounded at the start of the second quarter on news of U.S. war successes in Iraq. As investors shifted their focus from the war to first quarter earnings, the broader stock market settled into a narrow trading in mid-April 2003 and then rallied higher through the end of

April and into early-May. Generally better than expected first quarter earnings and increasing investor optimism that the end of the war with Iraq would lead to a recovery in the economy and corporate profits supported the rally. Technology stocks posted the strongest gains during the rally, as the NASDAQ moved to five month high in early-May. The broader stock market sustained a positive trend through the second half of May and into early-June 2003, as the Dow Jones Industrial Average ("DJIA") moved above 9000 on investor optimism that low interest rates, the tax-cut plan and improving consumer confidence would boost the economy. After experiencing a mild set back following an earnings warning from Motorola and news of a shake-up in Freddie Mac's top management due to accounting concerns, the stock market recovered in mid-June on growing expectations that the Federal Reserve would cut rates further to stimulate the economy. Following three months of gains, stocks eased lower at the close of the second quarter largely on profit taking.

The broader stock market surged higher at the beginning of the third quarter of 2003 on growing optimism about the economy and the sustainability of the bull market. The NASDAQ Composite Index posted a 14-month high in early-July, before declining slightly on profit taking and disappointing economic data related to an increase in jobless claims. Throughout late July and early August, the stock market reacted to continued uncertainty about the strength of the economic recovery, the potential for ongoing military action in Iraq, and increasingly larger projected federal budget deficits. Overall, the market trended upward largely on the strength of favorable corporate earnings and employment reports. As an indication of the general trends in the nation's stock markets over the past year, as of August 29, 2003, the DJIA closed at 9415.82, an increase of 8.68% from one year earlier, while the NASDAQ stood at 1810.45, an increase of 37.69% over the same time period. The Standard & Poors 500 Index closed at 1008.01 on August 29, 2003, an increase of 10.04% from a year ago.

The market for thrift stocks has been mixed during the past 12 months, but, in general, thrift stocks have outperformed the broader market. Thrifts experienced selling pressure at the beginning of the third quarter of 2002, as the downturn in broader market weighed on thrift issues as well. Lower interest rates, second quarter earnings that generally met expectations and acquisition speculation in certain regional markets supported a recovery in thrift prices in late-July. After stabilizing during early-August, thrift issues eased higher in conjunction with the broader indexes in mid-August. Thrift issues traded in a narrower range during the balance of August and into early-September, thereby sustaining solid gains for 2002 and significantly outperforming the broader market indexes. A third quarter earnings warning by Astoria Financial Corp. had a negative ripple effect throughout the thrift sector in mid-September 2002, particularly the large-cap issues. Astoria Financial Corp. warned that third quarter earnings would come in below expectations, which was attributable to the sustained low interest rate environment that resulted in higher than expected prepayments in both its mortgage lending and MBS portfolios. Thrift issues settled into a narrow trading range at the end of third quarter, as a number of the larger publicly-traded thrifts reaffirmed third quarter earnings targets. Third quarter earnings warnings by some of the large banks contributed to a decline in thrift stocks at the beginning of the fourth quarter. However, thrift stocks bounced back in mid-October, reflecting generally favorable third quarter earnings reports from the thrift sector.

The gains recorded in thrift issues in October were sustained into-early November 2002, which was supported by the rally in the broader stock market and growing speculation that the Federal Reserve would cut rates in November. Despite the larger than expected rate cut by the Federal Reserve, thrift stocks eased lower in mid-November. The downward pressure in thrift issues was attributable to concerns about potential margin compression and mortgage servicing rights impairment resulting from the decline in short-term interest rates. However, thrift issues recovered in late-November, as financial issues participated in the broader market rally. Thrift issues settled into a narrow trading range in December, reflecting the lack of meaningful news in the financial sector and an uncertain outlook for 2003.

Financial stocks participated in the broader market rally at the beginning of the new year, particularly those with relatively high dividend yields in light of the elimination of dividend taxation set forth in the government's economic stimulus package. Despite generally favorable fourth quarter earnings, thrift issues eased lower in late-January 2003. Thrift issues traded in a narrow range throughout February and into mid-March, thereby outperforming the broader market. The stronger performance exhibited by thrift stocks continued to be supported by the relatively low risk characteristics associated with residential lenders, as well as the general earnings benefit of operating in a low interest rate environment with a relatively steep yield curve. Thrift stocks remained fairly stable at close of the first quarter, exhibiting far less volatility compared to the boarder stock market that produced dramatic day-to-day swings as investors reacted to the most recent news on the war's direction.

Financial stocks eased higher at the beginning of the second quarter, as positive news on the war with Iraq lifted stocks in general. First quarter earnings that were generally in-line with expectations sustained the positive trend in thrift issues through early-May, as thrift stocks participated in the broader stock market rally. With the exception of acquisition-related price movements, thrift stocks settled into a narrow trading range in mid-May. Thrift stocks participated in the broader market rally in late-May, largely on the basis of recent deal activity in the thrift sector and some favorable economic data.

In June 2003, Freddie Mac's management shake-up had a negative ripple effect throughout the thrift sector, but the pullback was only temporary as thrift issues recovered in conjunction with the broader market. Profit taking and growing speculation of a rate cut by the Federal Reserve pulled the thrift sector lower in late-June. However, thrift issues recovered modestly at the close of the second quarter, which was supported by merger speculation following New York Community Bancorp's announced acquisition of Roslyn Bancorp. The rally in the broader stock market combined with acquisition speculation in certain regional markets served to boost thrift issues higher in July and into August. On August 29, 2003, the SNL Index for all publicly-traded thrifts closed at 1315.9, an increase of 17.65% from one year ago.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB ratio often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Thrift offerings completed in 2003 have generally been well received. As shown in Table 4.2, there have been four standard conversion offerings have been completed during 2003 and no mutual holding company offerings have been completed. The four standard conversion offerings have been completed at an average price/tangible book value ratio 67.6% and a price/earnings multiple of 50.2 times (multiples for two of the companies were not meaningful).

There have been five second step conversions of mutual holding companies completed since the beginning of 2003. The average pro forma price/tangible book and price/core earnings ratios of the five second step offerings at closing equaled 100.7% and 17.7 times, respectively. The most comparable transaction to the Company's forthcoming offering involved First Niagara Financial ($3.3 billion in assets) and which simultaneously acquired another financial institution as part of its second step transaction. In this regard, First Niagara completed its second step conversion offering at a pro forma pricing ratio equal to 124.8% of book value and 19.5 times earnings. The aftermarket performance of the second step offerings completed recently has been relatively consistent, with the five completed transactions trading up moderately in the aftermarket, in a range of 7% to 25% after the first week of trading, and 14% on average. First Niagara's aftermarket price performance was in line with the average for all second step conversion transactions.

In general, second step conversions tend to be priced (and trade in the aftermarket) at a higher P/TB ratio than standard conversions. We believe investors take into consideration the generally more leveraged pro forma balance sheets of second step companies, their track records as public companies prior to conversion, and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks. Moreover, the second step conversion coupled with a simultaneous acquisition (such as First Niagara's second

Table 4.2
Pricing Characteristics and After-Market Trends
Conversions Completed in 2003

Institution	State	Conversion Date	Ticker	Pre-Conversion Data – Financial Info.: Assets ($Mil)	Equity/ Assets (%)	Asset Quality: NPAs/ Assets (%)	Res. Cov. (%)	Offering Information: Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Contribution to Charitable Found.: Form	% of Offering (%)	Insider Purchases – Benefit Plans: ESOP (%)	Recog. Plans (%)	Mgmt.& Dirs. (%)(2)
Standard Conversions																
Community First Bancorp, Inc.	KY	6/27/2003	CFBC-OTC	$ 33	5.55%	0.09%	428%	$ 2.8	100%	132%	10.3%	NA	NA	0.0%	4.0%	13.5%
Rantoul First Bank, s.b.	IL	4/2/2003	RFBK-OTC	$ 31	5.84%	1.45%	104%	$ 1.9	100%	95%	20.0%	NA	NA	8.0%	4.0%	8.4%
Provident Fin. Services, Inc.*	NJ	1/16/2003	PFS-NYSE	$3,162	10.11%	0.41%	167%	$596.2	100%	132%	1.5%	C/S	3.9%	8.0%	4.0%	0.8%
CCSB Financial Corp.	MO	1/9/2003	CCFC-OTC	$ 78	8.41%	0.06%	210%	$ 9.8	100%	132%	5.8%	NA	NA	8.0%	4.0%	14.3%
Averages - Standard Conversions:				**$ 826**	**7.48%**	**0.50%**	**227%**	**$152.7**	**100%**	**123%**	**9.4%**	**N.A.**	**N.A.**	**6.0%**	**4.0%**	**9.3%**
Medians - Standard Conversions:				**$ 55**	**7.13%**	**0.25%**	**188%**	**$ 6.3**	**100%**	**132%**	**8.0%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**11.0%**
Second Step Conversions																
Jefferson Bancshares, Inc.*	TN	7/1/2003	JFBI-NASDAQ	$ 265	13.47%	1.37%	140%	$ 66.1	79%	132%	2.4%	C/S	4.5%	8.0%	4.0%	5.7%
First Niagara Financial Grp, In	NY	1/21/2003	FNFG-NASDAQ	$3,291	10.02%	0.42%	102%	$410.0	58%	100%	4.0%	NA	NA	5.0%	4.0%	0.3%
Wayne Savings Bancshrs, Inc	OH	1/9/2003	WAYN-NASDAQ	$ 337	8.02%	0.89%	22%	$ 20.4	52%	100%	7.3%	NA	NA	8.0%	4.0%	2.2%
Sound Federal Bancorp, Inc.	NY	1/7/2003	SFFS-NASDAQ	$ 673	9.84%	0.16%	268%	$ 77.8	59%	132%	2.3%	NA	NA	8.0%	4.0%	0.9%
Bridge Street Financial, Inc.*	NY	1/6/2003	OCNB-NASDAQ	$ 179	9.58%	0.45%	133%	$ 15.1	56%	104%	4.2%	NA	NA	0.0%	4.0%	1.4%
Averages - Second Step Conversions:				**$ 949**	**10.19%**	**0.66%**	**133%**	**$117.9**	**61%**	**113%**	**4.1%**	**N.A.**	**N.A.**	**5.8%**	**4.0%**	**2.1%**
Medians - Second Step Conversions:				**$ 337**	**9.84%**	**0.45%**	**133%**	**$ 66.1**	**58%**	**104%**	**4.0%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**1.4%**
Mutual Holding Companies(6)																
0/0/0				$ -	0.00%	0.00%	0%	$ -	0%	0%	0.0%	NA	NA	0.0%	0.0%	0.0%
Averages - Mutual Holding Companies:				**$ -**	**0.00%**	**0.00%**	**0%**	**$ -**	**0%**	**0%**	**0.0%**	**N.A.**	**N.A.**	**0.0%**	**0.0%**	**0.0%**
Medians - Mutual Holding Companies:				**$ -**	**0.00%**	**0.00%**	**0%**	**$ -**	**0%**	**0%**	**0.0%**	**N.A.**	**N.A.**	**0.0%**	**0.0%**	**0.0%**
Averages - All Conversions:				**$ 894**	**8.98%**	**0.59%**	**175%**	**$133.3**	**78%**	**118%**	**6.4%**	**N.A.**	**N.A.**	**5.9%**	**4.0%**	**5.3%**
Medians - All Conversions:				**$ 265**	**9.58%**	**0.42%**	**140%**	**$ 20.4**	**79%**	**132%**	**4.2%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**2.2%**

Institution	Initial Dividend Yield (%)	Pro Forma Data – Pricing Ratios(3): P/TB (%)	Core P/E (x)	P/A (%)	Financial Charac.: Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	Post-IPO Pricing Trends – Closing Price: First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions														
Community First Bancorp, Inc.	0.00%	66.3%	NM	8.0%	0.0%	12.0%	-0.2%	$10.00	$12.00	20.0%	$12.00	20.0%	$12.05	20.5%
Rantoul First Bank, s.b.	0.00%	61.9%	NM	6.0%	-1.8%	9.7%	-18.2%	$10.00	$11.51	15.1%	$12.00	20.0%	$12.35	23.5%
Provident Fin. Services, Inc.*	0.00%	75.3%	18.7x	16.7%	0.9%	22.2%	3.9%	$10.00	$15.50	55.0%	$15.65	56.5%	$15.15	51.5%
CCSB Financial Corp.	0.00%	67.1%	81.7x	11.4%	0.1%	17.0%	0.8%	$10.00	$12.00	20.0%	$12.31	23.1%	$12.50	25.0%
Averages - Standard Conversions:	**0.00%**	**67.6%**	**50.2x**	**10.5%**	**-0.2%**	**15.2%**	**-3.4%**	**$10.00**	**$12.75**	**27.5%**	**$12.99**	**29.9%**	**$13.01**	**30.1%**
Medians - Standard Conversions:	**0.00%**	**66.7%**	**50.2x**	**9.7%**	**0.1%**	**14.5%**	**0.3%**	**$10.00**	**$12.00**	**20.0%**	**$12.16**	**21.6%**	**$12.43**	**24.3%**
Second Step Conversions														
Jefferson Bancshares, Inc.*	1.16%	90.9%	18.3x	26.0%	1.4%	28.6%	5.0%	$10.00	$12.39	23.9%	$12.50	25.0%	$14.00	40.0%
First Niagara Financial Grp, In	1.76%	124.8%	19.5x	19.4%	1.0%	15.5%	6.4%	$10.00	$11.27	12.7%	$11.45	14.5%	$11.18	11.8%
Wayne Savings Bancshrs, Inc	4.50%	89.4%	17.7x	11.0%	0.6%	12.3%	4.6%	$10.00	$11.20	12.0%	$11.20	12.0%	$11.15	11.5%
Sound Federal Bancorp, Inc.	2.00%	110.9%	16.1x	17.9%	1.1%	16.1%	6.9%	$10.00	$11.00	10.0%	$11.20	12.0%	$11.61	16.1%
Bridge Street Financial, Inc.*	1.60%	87.4%	18.1x	13.9%	0.8%	16.1%	4.8%	$10.00	$10.16	1.6%	$10.70	7.0%	$10.94	9.4%
Averages - Second Step Conversions:	**2.20%**	**100.7%**	**17.9x**	**17.6%**	**1.0%**	**17.7%**	**5.5%**	**$10.00**	**$11.20**	**12.0%**	**$11.41**	**14.1%**	**$11.78**	**17.8%**
Medians - Second Step Conversions:	**1.76%**	**90.9%**	**18.1x**	**17.9%**	**1.0%**	**16.1%**	**5.0%**	**$10.00**	**$11.20**	**12.0%**	**$11.20**	**12.0%**	**$11.18**	**11.8%**
Mutual Holding Companies(6)														
0/0/0	0.00%	0.0%	0.0x	0.0%	0.0%	0.0%	0.0%	$0.00	$0.00	0	$0.00	0.0%	$0.00	0.0%
Averages - Mutual Holding Companies:	**0.00%**	**0.0%**	**.0x**	**0.0%**	**0.0%**	**0.0%**	**0.0%**	**$0.00**	**$0.00**	**0.0%**	**$0.00**	**0.0%**	**$0.00**	**0.0%**
Medians - Mutual Holding Companies:	**0.00%**	**0.0%**	**.0x**	**0.0%**	**0.0%**	**0.0%**	**0.0%**	**$0.00**	**$0.00**	**0.0%**	**$0.00**	**0.0%**	**$0.00**	**0.0%**
Averages - All Conversions:	**1.22%**	**86.0%**	**27.2x**	**14.5%**	**0.5%**	**16.6%**	**1.6%**	**$10.00**	**$11.89**	**18.9%**	**$12.11**	**21.1%**	**$12.33**	**23.3%**
Medians - All Conversions:	**1.16%**	**87.4%**	**18.3x**	**13.9%**	**0.8%**	**16.1%**	**4.6%**	**$10.00**	**$11.51**	**15.1%**	**$12.00**	**20.0%**	**$12.05**	**20.5%**

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously converted to commercial bank charter.
(8) Converted to a commercial bank charter.

August 8, 2003

step conversion) adds an additional element of leverage which can enhance the post-conversion returns, which will be reflected in the Company's pro forma pricing ratios.

Exhibit IV-4 presents historical offering data for second step conversions, illustrating the historical trends and characteristics of second step offerings.

C. The Acquisition Market

Also considered in the valuation was the potential impact on the Company's stock price of recently completed and pending acquisitions of other savings institutions operating in New York. As shown in Exhibit IV-5, there were nine thrift acquisitions of New York-based savings institutions completed or announced between the beginning of 2001 through year-to-date 2003. The recent acquisition activity involving New York thrifts may imply a certain degree of acquisition speculation for the Company's stock. To the extent that acquisition speculation may impact the Company's offering, we have largely taken this into account in selecting companies which operate in markets that have experienced a comparable level of acquisition activity as the Company's market and, thus, are subject to the same type of acquisition speculation that may influence the Company's trading price.

D. Trading in the Company's Stock

Since the Company's minority stock currently trades under the symbol "PBCP" on the NASDAQ national market system, RP Financial also considered the recent trading activity in the valuation analysis. The Company had a total of 7,953,075 shares issued and outstanding at June 30, 2003, of which 3,537,075 were held by public shareholders and were traded as public securities. As of July 1, 2003, the last day which the stock traded prior to the Company's announcement of its intention to complete the second step transaction and simultaneous acquisition, the Company's closing stock price was $33.10 per share. As of August 29, 2003, the Company's closing stock price was $38.80 per share.

There are significant differences between the Company's minority stock (currently being traded) and the conversion stock that will be issued by the Company. Such differences include different liquidity characteristics (the new conversion stock will be more liquid owing to larger number of public shares available to trade), a different return on equity for the conversion stock and dividend payments will be made on all shares outstanding; thereby, requiring a higher payout ratio to sustain the current level of dividends paid to non-MHC shareholders. Since the pro forma impact of the conversion and simultaneous acquisition has not been publicly disseminated to date, it is appropriate to discount the current trading level. As the pro forma impact is made known publicly, the trading level will become more informative.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall market for stocks generally as well as the thrift market, the new issue market including the new issue market for second step conversions, the acquisition market and recent trading activity in the Company's minority stock. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

The Company's management team appears to have experience and expertise in all of the key areas of operations. Exhibit IV-6 provides summary resumes of the Company's Board of Directors and senior management. The financial characteristics of the Company suggest that it is effectively managed and there appears to be a well-defined organizational structure.

Similarly, the returns, capital positions, and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted federally-insured institution, the Company will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-7 reflects the Company's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should be discounted relative to the Peer Group as follows:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	Slight Upward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing the Company's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Company's prospectus for reinvestment rate, the effective tax rate, offering expenses, stock benefit plan assumptions and contribution to the Foundation (summarized in Exhibits IV-8 and IV-9). In addition, we have taken into account the estimated pro forma impact of the ENB acquisition. In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, and the recent conversions including second step conversion offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally considered the best indicator of long-term value for a stock. Given the similarities between the Company's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, since reported earnings for both the Company and the Peer Group included certain non-recurring items, we also made adjustments to earnings to arrive at core earnings estimates for Company and the Peer Group and resulting price/core earnings ratios.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of conversion offerings, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings - we have also given less weight to the assets approach. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

- Trading of PBCP Stock. Prior to the announcement of the second step conversion and acquisition, the Company's stock closed at a price of $33.10 per share whereas the stock closed at $38.80 per share as of August 29, 2003. However, since the conversion stock will have different characteristics than the minority shares, and since pro forma information has not been publicly disseminated to date reflecting the conversion and acquisition transactions, the current trading price of PBCP appears to be speculative and has been discounted herein. We will continue to evaluate the trading price during the period prior to closing and may give more weight to the stock price in the future as an indicator of market interest. At the same time, the speculation in market price prior to closing is no substitute to the fundamental valuation methodology set forth in the valuation guidelines.

The Company has adopted Statement of Position ("SOP") 93-6, which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed herein, RP Financial concluded that, as of August 29, 2003, the aggregate pro forma market value of the Company's conversion stock, including the $73.5 million cash and stock acquisition of ENB and the $5 million contribution to the Foundation (80% in stock and 20% in cash), was $283,903,890 at the midpoint, equal to 28,390,389 shares at $10.00 per share. The midpoint and resulting valuation range is based on the sale of an 55.53% ownership interest to the public (before the contribution of newly-issued shares to the Foundation and the issuance of merger shares to ENB shareholders), resulting in a $135.0 million public offering at the midpoint value. The full range of value and components are discussed in greater detail in the following pages.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base (incorporating the ENB merger). In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The valuation earnings base reflecting reported earnings for the Company, which includes the estimated pro forma earnings contribution from ENB (before synergies and additional one time merger integration costs), equaled $13.194 million for the 12 months ended June 30, 2003 (this is derived from the prospectus presentation of the pro forma earnings for the merged bank). Since this earnings base includes net non-recurring income, for purposes of the valuation, we made adjustments to develop a core earnings base for the same trailing 12 month period. Specifically, we eliminated net gains on the sale of investment securities ($2.068 million), net gains on the sale of residential mortgage loans ($744,000), and one-time merger integration costs related to the NBF acquisition that have already been recognized ($177,000). As shown below, on a tax-effected basis, incorporating the Company's marginal tax rate of 40%, the Company's core earnings were determined to equal $11.613

million for the 12 months ended June 30, 2003. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net income(1)	$13,194
Less: Net gains on sale of securities	(2,068)
Less: Net gains on sale of loans	(744)
Add back: Merger integration costs realized to date	177
Add back: Net tax effect of adjustments(2)	1,054
Core earnings estimate	$11,613

(1) Does not include any adjustment for additional one-time merger integration costs related to the ENB acquisition which are estimated to approximate $720,000 and the net impact of contribution to the Foundation in the quarter following conversion.
(2) Reflects 40.0% marginal tax rate.

In determining the pro forma earnings and pricing ratios, we took into account the following: (1) purchases of stock by the ESOP equivalent to 5% of the sum of the offering shares and the shares contributed to the Foundation, the funding of such ESOP purchases through a loan from the holding company and 20 year straight line amortization of the ESOP loan; (2) purchases by the stock reward plan equivalent to 4% of the sum of the offering shares and the shares contributed to the Foundation in the aftermarket at the offering price, and five year straight line vesting; (3) a reinvestment rate equivalent to the one-year Treasury bill rate at June 30, 2003 of 1.09%; (4) a marginal tax rate of 40%; (5) estimated conversion expenses of the offering, including fixed and variable expenses, of 2.09% (at the midpoint); and (6) a $5.0 million contribution to the Foundation, comprised of 80% stock ($4 million) and 20% cash ($1 million), which will be made immediately after the conversion closes, and which is a tax deductible expense.

Based on these reported and estimated core earnings bases, and incorporating the impact of the pro forma assumptions discussed above, the Company's pro forma reported and core P/E multiples at the midpoint value equaled 21.68 times and 24.66 times, respectively. In comparison to the Peer Group average and median multiples for reported and core earnings as of August 29, 2003, the Company's corresponding pro forma earnings multiples at the midpoint of the valuation range reflect a premium in the range of 22% to 30%, as summarized below (see Table 4.3 for detail).

	Price/ Reported Earnings	Price/ Core Earnings
Provident Midpoint	21.68x	24.66x
Peer Group (At 8/29/03)		
Average	17.67x	20.14x
Median	17.39x	18.91x
Provident Midpoint Premium Relative to		
Peer Group Average	22.69%	22.44%
Peer Group Median	24.67%	30.41%

We consider it appropriate that the Company's earnings multiple reflect a comparative premium in view of the cumulative valuation adjustments and the potential merger synergies that may be realized over time.

At the supermaximum of the valuation range, the Company's pro forma reported and core P/E multiples of 27.71 times and 31.52 times, respectively, indicate comparative premiums of 57% to 67% relative to the Peer Group.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, derived from the Peer Group's P/B ratio, to the Company's pro forma book value taking into account the estimated pro forma impact of the ENB acquisition. In applying the P/B approach, we considered both reported book value and tangible book value. Total intangible assets created by the acquisition of ENB have been estimated to equal $51.6 million, which are added to the Company's existing intangible assets of $14.7 million as of June 30, 2003. Accordingly, the Company's valuation book value and tangible book value are $153.1 million and $86.9 million, respectively, which incorporates the net assets of the MHC. Based on the midpoint valuation, the Company's pro forma P/B and P/TB ratios equaled 103.68% and 136.76%, respectively. In comparison to the Peer Group average and median ratios for GAAP and tangible book value as of August 29, 2003, the Company's corresponding pro forma book value ratios at the midpoint

of the valuation range reflect discounts in the range of 24% to 40%, as summarized below (see Table 4.3 for detail).

	Price/ Book Value	Price/ Tangible Book Value
Provident Midpoint	103.68%	136.76%
Peer Group (At 8/29/03)		
Average	173.43%	192.46%
Median	154.67%	179.93%
Provident Midpoint Discount Relative to		
Peer Group Average	40.22%	28.94%
Peer Group Median	32.97%	23.99%

We consider the discounts under the P/B approach to be reasonable in light of the valuation adjustments referenced earlier, the mathematical nature of the calculation of the pro forma P/B and P/TB ratio which affects the converting institution's numerator and denominator, the Company's comparatively lower pro forma return on equity and the resulting pricing ratios under the earnings and assets approaches, including the premiums pursuant to the earnings approach.

At the supermaximum of the valuation range, the Company's pro forma GAAP and tangible book value ratios of 115.74% and 146.81%, respectively, indicate comparative discounts of 18% to 33% relative to the Peer Group.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. Further, no specific adjustments have been made for the Company's higher intangible assets. At the midpoint of the valuation range, the Company's value equaled 17.89% of pro forma assets. Comparatively, the Peer Group companies exhibited average and median P/A ratios of 17.78% and 16.15%, respectively, which implies respective premiums being applied to the Company's pro forma P/A ratio of 0.6% and 10.8%. At the supermaximum of the range, the

Company's pro forma P/A ratio of 22.28% indicates premiums of 25.3% and 38.0% relative to the Peer Group's average and median ratios, respectively.

Comparison to Recent Conversions and Second Step Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent standard conversion and second step offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent standard conversions and second step offerings are not the primary determinate of value herein. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples may not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The recent standard conversions closed at a price/tangible book ratio of 67.6% (see Table 4.2), and all four reflected appreciation in aftermarket trading. In comparison, the Company's P/TB ratio at the appraised midpoint value reflects a substantial premium. At the same time, it is more appropriate to compare the Company's pricing relative to other second step conversions rather than to standard conversions.

The five most recently completed second step conversion offerings on average closed at a price/tangible book ratio of 100.7%. However, perhaps the second step conversion transaction that is most comparable to the Company is First Niagara Financial, a large New York thrift that simultaneously acquired another financial institution as part of its second step transaction in early 2003. First Niagara's second step conversion offering (incorporating the simultaneous acquisition) was completed at the midpoint of its offering range with pro forma pricing ratios equal to 124.8% of tangible book value and 19.5 times core earnings (before potential synergies). By comparison, the Company is priced at a premium at its midpoint value, with a 136.76% price/tangible book ratio and a 24.56 times price/core earnings multiple (before potential merger synergies). We believe the Company's premium relative to First Niagara is appropriate given the more dynamic nature of its market, the more significant impact of the target company to the converted thrift and the Company's more leveraged pro forma tangible equity position. At this pricing level, the Company is priced higher than any second step conversion to date.

Valuation Conclusion

It is our opinion that, as of August 29, 2003, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion – including: (1) newly-issued shares representing the MHC's ownership interest in the Company; (2) exchange shares to be issued to existing public shareholders of the Company; (3) cash and newly-issued shares contributed to the Foundation; and (4) the $73.5 million cash and stock acquisition of ENB, including the 3,677,320 merger shares issued to ENB's shareholders – was $283,903,890 at the midpoint, equal to 28,390,389 shares at a per share value of $10.00.

Based on the foregoing valuation, the corresponding range of shares and values are as follows:

	2nd Step Offering Shares	Exchange Shares(1)	Merger Shares(2)	Shares Contributed to Foundation(3)	Total Shares
Shares					
Supermaximum	17,853,750	14,300,284	3,677,320	400,000	36,231,354
Maximum	15,525,000	12,435,029	3,677,320	400,000	32,037,349
Midpoint	13,500,000	10,813,069	3,677,320	400,000	28,390,389
Minimum	11,475,000	9,191,109	3,677,320	400,000	24,743,429
Minimum, As Adj.(4)	7,797,680	9,191,109	3,677,320	400,000	21,066,109
Market Value(5)					
Supermaximum	$178,537,500	$143,002,840	$36,773,200	$4,000,000	$362,313,540
Maximum	$155,250,000	$124,350,290	$36,773,200	$4,000,000	$320,373,490
Midpoint	$135,000,000	$108,130,690	$36,773,200	$4,000,000	$283,903,890
Minimum	$114,750,000	$91,911,090	$36,773,200	$4,000,000	$247,434,290
Minimum, As Adj.	$77,976,800	$91,911,090	$36,773,200	$4,000,000	$210,661,090

(1) Reflects an exchange ratio of 4.0430, 3.5156, 3.0571, 2.5985 and 2.5985 at the supermaximum, maximum, midpoint, minimum, and minimum as adjusted of the valuation range.
(2) Unless the offering exceeds $181.3 million, the merger exchange ratio is fixed at 241.5 shares of the Company's stock for every one ENB share.
(3) The shares contributed to the Foundation are based on a total contribution amount of $5 million, and the contribution is comprised of 20% cash and 80% stock.
(4) In the event that orders for the 11,475,000 minimum shares are not received in the offering, then, at the Company's discretion, in order to issue the minimum number of shares necessary to complete the conversion and second step stock offering, up to 3,677,320 shares of the unsubscribed offering shares may be issued to ENB stockholders as merger consideration.
(5) Based on a $10.00 per share offering price.

The pro forma valuation calculations relative to the Peer Group are shown in Table 4.3 and are detailed in Exhibit IV-7 and Exhibit IV-8.

Establishment of the Exchange Ratio

OTS regulations provide that, in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of the Company's stock as a fully converted company. The Board of Directors of the MHC has independently established a formula to determine the exchange ratio, designed to result in an offering price of $10.00 per share. The formula has been designed to preserve the current aggregate percentage ownership in the Company equal to 55.53% as of August 29, 2003, before issuance of shares to the Foundation or the shareholders of ENB. Pursuant to this formula, the exchange ratio to be received by the existing public shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the Subscription and Community offerings. Based upon this formula, and the valuation conclusion and offering range concluded above, the exchange ratio would be 2.5985 shares, 2.5985 shares, 3.0571 shares, 3.5156 shares and 4.0430 shares of newly issued shares of the Company's stock for each share of stock held by the public shareholders at the minimum as adjusted, minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.3
Public Market Pricing
Provident Bancorp, Inc. and the Comparables
As of August 29, 2003

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)								
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)	Memo Offering ($Mil)	Exchg. Ratio
Provident Bancorp, Inc.																					
Superrange	$10.00	$362.31	$0.32	$8.64	27.71	115.74	22.28	146.81	31.52	0.15	1.48	41.12	$1,626	19.25	0.37	0.80	4.18	0.71	3.67	$178.54	4.043
Range Maximum	10.00	320.37	0.36	9.12	24.48	109.69	19.96	141.87	27.85	0.17	1.71	41.78	1,605	18.20	0.37	0.82	4.48	0.72	3.94	155.25	3.516
Range Midpoint	10.00	283.90	0.41	9.65	21.68	103.68	17.89	136.76	24.66	0.20	1.96	42.55	1,587	17.26	0.38	0.83	4.78	0.73	4.20	135.00	3.057
Range Minimum	10.00	247.43	0.47	10.33	18.88	96.80	15.77	130.67	21.48	0.23	2.31	43.60	1,569	16.29	0.38	0.84	5.13	0.73	4.51	114.75	2.599
Minimum, as Adjusted	10.00	210.66	0.54	10.41	16.37	96.11	13.75	137.74	18.67	0.23	2.31	37.81	1,532	14.31	0.39	0.84	5.87	0.74	5.15	114.75	2.599
All Public Companies(7)																					
Averages	22.26	352.98	0.99	15.25	15.87	150.57	15.74	160.21	18.24	0.48	2.22	36.60	2,351	10.55	0.70	0.89	9.30	0.67	6.53		
Medians	---	---	---	---	14.52	139.93	14.26	148.14	17.39	---	---	---	---	---	---	---	---	---	---		
All Non-MHC State of NY(7)																					
Averages	24.28	1224.59	1.26	13.51	15.27	182.61	20.25	197.70	18.62	0.57	2.31	37.22	5,992	10.68	0.37	1.38	14.48	1.00	10.08		
Medians	---	---	---	---	14.15	175.44	19.10	206.04	17.27	---	---	---	---	---	---	---	---	---	---		
Comparable Group Averages																					
Averages	22.39	404.82	1.19	13.28	17.67	173.43	17.78	192.46	20.14	0.51	2.25	44.69	2,374	10.57	0.27	0.99	10.41	0.93	9.64		
Medians	---	---	---	---	17.39	154.67	16.15	179.93	18.91	---	---	---	---	---	---	---	---	---	---		
State of NY																					
AF Astoria Financial Corp. of NY	32.14	2592.83	2.55	18.32	11.56	175.44	11.64	200.62	12.60	0.88	2.74	34.51	22,283	6.63	0.16	1.02	14.86	0.93	13.63		
ALFC Atlantic Liberty Fincl of NY	18.59	31.81	0.65	14.92	28.60	124.60	22.86	124.60	28.60	0.20	1.08	30.77	139	18.35	0.16	0.80	4.36	0.80	4.36		
CNY Carver Bancorp, Inc. of NY	17.30	39.50	1.69	17.15	10.24	100.87	7.67	101.17	10.24	0.20	1.16	11.83	515	7.60	0.35	0.80	10.34	0.80	10.34		
DCOM Dime Community Bancshars of NY	23.81	604.73	1.92	10.80	12.15	220.46	19.10	278.48	12.40	0.68	2.86	35.42	3,166	8.66	0.03	1.67	18.85	1.63	18.46		
ESBK Elmira Svgs Bank, FSB of NY	28.50	29.53	1.68	20.97	12.23	135.91	10.45	139.91	16.96	0.76	2.67	45.24	282	7.69	0.61	0.85	11.42	0.62	8.24		
FNFG First Niagara Financial of NY	14.95	1058.25	0.50	10.15	NM	147.29	29.71	173.23	29.90	0.24	1.61	48.00	3,562	20.17	0.32	1.05	7.34	1.12	7.81		
FFIC Flushing Fin. Corp. of NY	22.17	286.92	1.53	11.06	14.30	200.45	15.46	206.04	14.49	0.44	1.98	28.76	1,856	7.71	0.12	1.19	14.95	1.18	14.75		
GPT GreenPoint Fin. Corp. of NY	33.88	4679.17	1.42	13.89	9.08	243.92	20.63	307.16	23.86	0.96	2.83	67.61	22,676	8.46	1.19	2.35	27.09	0.89	10.31		
HRBT Hudson River Bancorp Inc of NY	30.35	460.44	1.91	17.43	15.81	174.13	18.14	238.04	15.89	0.60	1.98	31.41	2,538	10.42	0.90	1.17	11.59	1.16	11.53		
ICBC Independence Comm Bnk Cp of NY	33.05	1808.73	2.34	17.11	14.00	193.16	20.07	240.89	14.12	0.68	2.06	29.06	9,012	10.39	0.60	1.57	14.03	1.56	13.91		
NYB New York Community Bcrp of NY	30.76	4265.77	1.75	9.56	16.19	321.76	34.43	NM	17.58	0.92	2.99	52.57	12,390	10.70	0.11	2.35	20.45	2.17	18.84		
RSLN Roslyn Bancorp, Inc. of NY(7)	22.99	1743.26	1.88	7.09	11.67	324.26	16.13	324.72	12.23	0.62	2.70	32.98	10,809	4.97	0.22	1.40	26.20	1.34	25.00		
SFFS Sound Fed Bancorp Inc of NY	15.62	206.92	0.61	10.55	25.61	148.06	24.76	164.42	25.61	0.20	1.28	32.79	836	16.72	0.11	1.08	8.48	1.08	8.48		
SIB Staten Island Bancorp of NY	20.78	1215.90	-1.92	10.58	10.04	196.41	17.08	215.56	NM	0.56	2.69	NM	7,120	8.69	0.41	1.77	20.12	-1.64	-18.66		
TRYF Troy Financial Corp of Troy NY(7)	35.24	326.01	1.43	16.71	23.97	210.89	26.13	264.17	24.64	0.64	1.82	44.76	1,248	12.39	0.20	1.11	8.65	1.08	8.42		
TRST TrustCo Bank Corp of NY	12.88	954.67	0.62	3.16	17.89	NM	35.58	NM	20.77	0.60	4.66	NM	2,683	8.73	0.15	1.98	22.86	1.70	19.68		
WSBI Warwick Community Bncrp of NY	29.49	133.71	1.67	16.94	16.03	174.09	16.15	179.93	17.66	0.60	2.03	35.93	828	9.28	0.29	1.04	10.44	0.94	9.47		
Comparable Group																					
ESBF ESB Financial Corp. of PA	14.91	156.69	0.75	9.64	18.41	154.67	11.68	167.34	19.88	0.40	2.68	53.33	1,342	7.55	0.24	0.64	8.82	0.60	8.17		
FNFG First Niagara Financial of NY	14.95	1058.25	0.50	10.15	NM	147.29	29.71	173.23	29.90	0.24	1.61	48.00	3,562	20.17	0.32	1.05	7.34	1.12	7.81		
FSLA First Sentinel Bancorp of NJ	16.80	464.02	0.88	7.85	17.32	214.01	20.44	218.18	19.09	0.42	2.50	47.73	2,271	9.55	0.06	1.18	12.05	1.07	10.93		
FFIC Flushing Fin. Corp. of NY	22.17	286.92	1.53	11.06	14.30	200.45	15.46	206.04	14.49	0.44	1.98	28.76	1,856	7.71	0.12	1.19	14.95	1.18	14.75		
HRBT Hudson River Bancorp Inc of NY	30.35	460.44	1.91	17.43	15.81	174.13	18.14	238.04	15.89	0.60	1.98	31.41	2,538	10.42	0.90	1.17	11.59	1.16	11.53		
MASB MassBank Corp. of Reading MA	36.88	161.17	1.95	25.20	19.21	146.35	15.98	147.82	18.91	0.92	2.49	47.18	1,009	10.92	0.04	0.83	7.28	0.85	7.40		
OCFC OceanFirst Fin. Corp of NJ	25.85	351.95	1.07	9.90	17.47	261.11	19.99	264.04	24.16	0.80	3.09	74.77	1,761	7.65	0.15	1.16	14.64	0.84	10.58		
SCFS Seacoast Fin Serv Corp of MA	20.65	546.89	1.13	14.82	18.94	139.34	12.22	203.45	18.27	0.52	2.52	46.02	4,477	8.77	0.36	0.75	8.71	0.78	9.03		
SFFS Sound Fed Bancorp Inc of NY	15.62	206.92	0.61	10.55	25.61	148.06	24.76	164.42	25.61	0.20	1.28	32.79	836	16.72	0.11	1.08	8.48	1.08	8.48		
WSBI Warwick Community Bncrp of NY	29.49	133.71	1.67	16.94	16.03	174.09	16.15	179.93	17.66	0.60	2.03	35.93	828	9.28	0.29	1.04	10.44	0.94	9.47		
WYPT Waypoint Financial Corp of PA	18.57	626.11	1.05	12.53	13.65	148.20	11.10	154.62	17.69	0.48	2.58	45.71	5,639	7.49	0.35	0.82	10.19	0.64	7.87		

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS
(continued)

EXHIBIT I-1

Provident Bancorp, Inc.
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-2

Provident Bancorp, Inc.
Key Operating Ratios

Exhibit I-2
Provident Bancorp, Inc.
Key Operating Ratios

	At or For the Nine Months Ended June 30,		At or For the Years Ended September 30,				
	2003	2002	2002	2001	2000	1999	1998
Selected Financial Ratios and Other Data:							
Performance Ratios [3]:							
Return on assets (ratio of net income to average total assets)	1.09%	1.04%	0.99%	0.87%	0.70%	0.52%	0.64%
Return on equity (ratio of net income to average equity)	10.27	9.20	8.92	7.71	6.58	5.03	7.94
Average interest rate spread [4]	4.38	4.25	4.33	3.56	3.51	3.66	3.79
Net interest margin [5]	4.64	4.68	4.71	4.20	4.12	4.24	4.28
Efficiency ratio [6]	65.24	65.47	66.79	67.02	71.18	77.86	72.39
Non-interest expense to average total assets	3.41	3.28	3.36	3.06	3.08	3.47	3.29
Average interest-earning assets to average interest-bearing liabilities	120.65	121.20	120.03	120.20	118.54	119.28	114.88
Per Share and Related Data:							
Basic earnings per share [7]	$ 1.12	$ 0.94	$ 1.24	$ 0.98	$ 0.76	$ 0.40	$ —
Diluted earnings per share	1.11	0.93	1.22	0.97	0.76	0.40	—
Dividends per share [8]	0.42	0.29	0.41	0.22	0.15	0.06	—
Dividend payout ratio [9]	37.50%	30.85%	33.06%	22.45%	19.74%	15.00%	—
Book value per share [10]	$ 14.55	$ 13.48	$ 13.86	$ 12.79	$ 11.26	$ 10.91	$ —
Asset Quality Ratios:							
Non-performing assets to total assets	0.48%	0.47%	0.49%	0.27%	0.50%	0.62%	0.94%
Non-performing loans to total loans	0.77	0.72	0.74	0.37	0.67	0.81	1.30
Allowance for loan losses to non-performing loans	205.87	215.79	209.59	400.66	189.85	133.78	80.33
Allowance for loan losses to total loans	1.59	1.55	1.55	1.48	1.28	1.08	1.05
Capital Ratios:							
Equity to total assets at end of period	10.38%	10.41%	10.79%	11.64%	10.78%	11.09%	7.99%
Average equity to average assets	10.59	11.34	11.15	11.24	10.67	10.29	8.05
Tier 1 leverage ratio (bank only)	8.34	8.10	8.45	10.20	9.59	9.56	7.37
Other Data:							
Number of full service offices	18	17	17	15	13	12	11

(1) Ratios for the nine months ended June 30, 2003 and 2002 are annualized.

(2) Excludes loans held for sale.

(3) Non interest expense for fiscal 1999 includes special charges totaling approximately $1.5 million in connection with a computer system conversion ($1.1 million) and establishment of the employee stock ownership plan ($371,000).

(4) The average interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.

(5) The net interest margin represents net interest income as a percent of average interest-earning assets for the period.

(6) The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.

(7) Basic earnings per share for fiscal 1999 was computed for the nine-month period following the stock offering based on net income of approximately $3.2 million for that period and 8,041,018 average common shares.

(8) The following table sets forth aggregate cash dividends paid per period, which is calculated by multiplying the dividend declared per share by the number of shares outstanding as of the applicable record date.

EXHIBIT I-3

Provident Bancorp, Inc.
Investment Portfolio Composition

Exhibit I-3
Provident Bancorp, Inc.
Investment Portfolio Composition

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total Securities		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
	(Dollars in thousands)										
Available for Sale:											
Mortgage-Backed Securities											
Fannie Mae	$ 363	6.05%	$ 53,541	4.26%	$ 15,999	4.22%	$ —	—%	$ 69,903	$ 70,836	4.26%
Freddie Mac	162	1.59	17,154	4.75	605	4.22	—	—	17,922	18,482	4.70
Other			17,074	3.64	4,390	6.32	—	—	21,465	22,075	4.19
Total	5,26	4.76	87,769	4.24	20,995	4.66	—	—	109,290	111,393	4.32
Investment Securities											
U.S. Government and agency securities	23,042	4.40	98,337	3.74	—	—	—	—	121,379	125,085	3.87
Corporate debt securities	5,986	6.28	6,034	6.71	—	—	—	—	12,020	12,856	6.50
Equity securities	—	—	—	—	—	—	1,051	—	1,051	1,305	—
State and municipal securities	—	—	157	2.05	785	2.74	351	3.23	1,293	1,274	2.79
Total	29,028	4.79	104,528	3.91	785	2.74	1,402	0.81	135,743	140,520	4.06
Total available for sale	$ 29,554	4.79%	$ 192,297	4.06%	$ 21,780	4.59%	$ 1,402	0.81%	$ 245,033	$ 251,913	4.18%
Held to Maturity:											
Mortgage-Backed Securities											
Fannie Mae	$ —	—%	$ 31,260	4.87%	$ —	—%	$ 362	4.92%	$ 31,622	$ 32,515	4.87%
Freddie Mac	95	3.34	27,756	5.12	466	8.10	3,045	6.22	31,362	32,062	5.27
Other	—	—	1,259	7.51	—	—	—	—	1,259	1,334	7.51
Total	95	3.34	60,275	5.04	466	8.10	3,407	6.08	64,243	65,911	5.12
Investment Securities											
State and municipal securities	270	1.62	7,937	2.99	10,015	4.13	322	6.75	18,544	19,665	3.65
Total held to maturity	$ 365	1.67%	$ 68,212	4.80%	$ 10,481	4.30%	$ 3,729	6.14%	$ 82,787	$ 85,576	4.78%

EXHIBIT I-4

Provident Bancorp, Inc.
Yields and Costs

Exhibit I-4
Provident Bancorp, Inc.
Yields and Costs

	Nine Months Ended June 30,					
	2003			2002		
	Average Outstanding Balance	Interest	Yield/Rate[1]	Average Outstanding Balance	Interest	Yield/Rate[1]
	(Dollars in thousands)					
Interest-earning assets:						
Loans [2]	$ 679,212	$ 33,199	6.54%	$ 623,140	$ 33,434	7.17%
Securities available for sale	218,738	7,158	4.38	178,150	7,209	5.41
Securities held to maturity	81,652	3,066	5.02	73,385	3,337	6.08
Other	11,173	292	3.49	14,648	349	3.19
Total interest-earning assets	990,775	43,715	5.90	889,323	44,329	6.66
Non-interest-earning assets	74,639			42,837		
Total assets	$1,065,414			$ 932,160		
Interest-bearing liabilities:						
Savings deposits [3]	$ 269,528	1,207	0.60	$ 209,202	1,610	1.03
Money market deposits	119,100	786	0.88	102,591	1,074	1.40
NOW deposits	82,189	169	0.27	71,617	230	0.43
Certificates of deposit	241,683	3,985	2.20	233,546	5,967	3.42
Borrowings	108,688	3,164	3.89	116,805	4,319	4.94
Total interest-bearing liabilities	821,188	9,311	1.52	733,761	13,200	2.41
Non-interest-bearing liabilities	131,425			92,693		
Total liabilities	952,613			826,454		
Stockholders' equity	112,801			105,706		
Total liabilities and stockholders' equity	$1,065,414			$ 932,160		
Net interest income		$ 34,404			$ 31,129	
Net interest rate spread [4]			4.38%			4.25%
Net interest-earning assets [5]	$ 169,587			$ 155,562		
Net interest margin [6]			4.64%			4.68%
Ratio of interest-earning assets to interest-bearing liabilities	120.65%			121.20%		

Exhibit I-4 (continued)
Provident Bancorp, Inc.
Yields and Costs

	Years Ended September 30,								
	2002			2001			2000		
	Average Outstanding Balance	Interest	Yield/Rate	Average Outstanding Balance	Interest	Yield/Rate	Average Outstanding Balance	Interest	Yield/Rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans [1]	$ 630,710	$ 44,967	7.13%	$ 590,298	$ 46,434	7.87%	$ 577,119	$ 45,043	7.80%
Securities available for sale	185,326	9,869	5.33	159,185	9,598	6.03	159,287	9,719	6.10
Securities held to maturity	73,548	4,627	6.29	66,253	4,318	6.52	52,515	3,549	6.76
Other	18,138	488	2.69	10,983	628	5.72	9,119	588	6.45
Total interest-earning assets	907,722	59,951	6.60	826,719	60,978	7.38	798,040	58,899	7.38
Non-interest-earning assets	50,192			36,624			38,770		
Total assets	$ 957,914			$ 863,343			$ 836,810		
Interest-bearing liabilities:									
Savings deposits [2]	$ 227,143	2,289	1.01	$ 177,994	2,898	1.63	$ 177,077	3,435	1.94
Money market deposits	106,133	1,435	1.35	86,717	2,245	2.59	77,475	2,029	2.62
NOW deposits	73,403	315	0.43	57,806	365	0.63	52,052	470	0.90
Certificates of deposit	236,133	7,662	3.24	251,299	13,915	5.54	244,279	12,787	5.23
Borrowings	113,446	5,500	4.85	113,975	6,821	5.98	122,315	7,313	5.98
Total interest-bearing liabilities	756,258	17,201	2.27	687,791	26,244	3.82	673,198	26,034	3.87
Non-interest-bearing liabilities	94,869			78,547			74,316		
Total liabilities	851,127			766,338			747,514		
Stockholders' equity	106,787			97,005			89,296		
Total liabilities and stockholders' equity	$ 957,914			$ 863,343			$ 836,810		
Net interest income		$ 42,750			$ 34,734			$ 32,865	
Net interest rate spread [3]			4.33%			3.56%			3.51%
Net interest-earning assets [4]	$ 151,464			$ 138,928			$ 124,842		
Net interest margin [5]			4.71%			4.20%			4.12%
Ratio of interest-earning assets to interest-bearing liabilities	120.03%			120.20%			118.54%		

(1) Yields and rates for the nine months ended June 30, 2003 and 2002 are annualized.
(2) Balances include the effect of net deferred loan origination fees and costs, and the allowance for loan losses.
(3) Includes club accounts and interest-bearing mortgage escrow balances.
(4) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(5) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(6) Net interest margin represents net interest income divided by average total interest-earning assets.

EXHIBIT I-5

Provident Bancorp, Inc.
NPV Analysis

Exhibit I-5
Provident Bancorp, Inc.
NPV Analysis

Change in Interest Rates (basis points)	NPV			Net Interest Income		
	Estimated NPV	Estimated Increase (Decrease) in NPV		Estimated Net interest Income	Increase (Decrease) in Estimated Net Interest Income	
		Amount	Percent		Amount	Percent
	(Dollars in thousands)					
+300	$ 121,580	$ (37,328)	(23.5)%	$ 40,939	$ (1,904)	(4.4)%
+200	139,047	(19,861)	(12.5)	41,606	(1,237)	(2.9)
+100	153,163	(5,745)	(3.6)	42,575	(268)	(0.6)
0	158,908	—	—	42,843	—	—
-100	158,023	(885)	(0.6)	41,953	(890)	(2.1)
-200	155,071	(3,837)	(2.4)	40,565	(2,278)	(5.3)

EXHIBIT I-6

Provident Bancorp, Inc.
Loan Portfolio Composition

Exhibit I-6
Provident Bancorp, Inc.
Loan Portfolio Composition

	June 30, 2003		September 30, 2002		2001		2000		1999		1998	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
					(Dollars in thousands)							
One- to four-family residential mortgage loans	$379,794	54.8%	$366,111	54.6%	$358,198	58.2%	$343,871	57.5%	$344,731	60.2%	$290,334	62.0%
Commercial real estate loans	179,945	25.9	163,329	24.3	129,295	21.0	124,988	20.9	110,382	19.3	71,149	15.1
Commercial business loans	45,306	6.5	41,320	6.2	31,394	5.1	27,483	4.6	30,768	5.4	24,372	5.2
Construction loans	7,312	1.1	17,020	2.5	19,490	3.2	29,599	5.0	19,147	3.3	20,049	4.3
Total commercial loans	232,563	33.4	221,669	33.0	180,179	29.3	182,070	30.5	160,297	28.0	115,570	24.6
Home equity lines of credit	48,026	6.9	39,727	5.9	31,125	5.1	28,021	4.7	25,380	4.4	26,462	5.7
Homeowner loans	27,771	4.0	36,880	5.5	39,501	6.4	37,027	6.2	34,852	6.1	27,208	5.8
Other consumer loans	5,456	0.8	6,812	1.0	6,266	1.0	6,486	1.1	7,463	1.3	8,999	1.9
Total consumer loans	81,253	11.7	83,419	12.4	76,892	12.5	71,534	12.0	67,695	11.8	62,669	13.4
Total loans	693,610	100.0%	671,199	100.0%	615,269	100.0%	597,475	100.0%	572,723	100.0%	468,573	100.0%
Allowance for loan losses	(11,055)		(10,383)		(9,123)		(7,653)		(6,202)		(4,906)	
Total loans, net	$682,555		$660,816		$606,146		$589,822		$566,521		$463,667	

EXHIBIT I-6B

E.N.B. Holding Company
Loan Portfolio Composition

Exhibit I-6B
E.N.B. Holding Company
Loan Portfolio Composition

	June 30, 2003		December 31, 2002		2001		2000		1999		1998	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)											
One- to four-family residential mortgage loans [1]	$ 26,039	12.87%	$ 28,539	15.46%	$ 26,311	16.58%	$ 25,745	18.74%	$ 23,132	20.39%	$ 21,709	22.33%
Commercial real estate loans	97,093	48.00	88,284	47.81	66,888	42.15	54,203	39.44	41,607	36.68	35,070	36.08
Commercial business loans	40,026	19.78	33,995	18.41	29,898	18.84	28,405	20.67	23,129	20.39	21,834	22.46
Construction loans	9,342	4.62	5,744	3.11	9,497	5.98	4,721	3.44	5,500	4.85	2,052	2.11
Total commercial loans	146,461	72.40	128,023	69.33	106,283	66.97	87,329	63.55	70,236	61.92	58,956	60.65
Home equity lines of credit	8,296	4.10	7,051	3.82	5,141	3.24	4,265	3.10	3,547	3.13	2,486	2.56
Other consumer loans	21,500	10.63	21,021	11.39	20,960	13.21	20,077	14.61	16,508	14.56	14,058	14.46
Total consumer loans	29,796	14.73	28,072	15.21	26,101	16.45	24,342	17.71	20,055	17.69	16,544	17.02
Total loans	202,296	100.00%	184,634	100.00%	158,695	100.00%	137,416	100.00%	113,423	100.00%	97,209	100.00%
Less: Allowance for loan losses	2,538		2,314		1,928		1,656		1,371		1,162	
Total loans, net	$199,758		$182,320		$156,767		$135,760		$112,052		$ 96,047	

[1] One-to-four-family residential mortgage loans include home equity loans.

EXHIBIT I-7

Provident Bancorp, Inc.
Fixed and Adjustable Rate Loans

Exhibit I-7
Provident Bancorp, Inc.
Fixed and Adjustable Rate Loans

	Due After September 30, 2003		
	Fixed	Adjustable	Total
		(In thousands)	
One- to four-family residential mortgage loans	$ 287,069	$ 67,837	$ 354,906
Commercial real estate loans	52,004	86,089	138,093
Commercial business loans	9,460	2,727	12,187
Construction loans	226	1,572	1,798
Total commercial loans	61,690	90,388	152,078
Consumer loans	36,384	—	36,384
Total loans	$ 385,143	$ 158,225	$ 543,368

EXHIBIT I-8

Provident Bancorp, Inc.
Contractual Maturity By Loan Type

Exhibit I-8
Provident Bancorp, Inc.
Contractual Maturity By Loan Type

	One- to Four-Family		Commercial Real Estate		Commercial Business		Construction [2]		Consumer		Total	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
						(Dollars in thousands)						
Due During the Years Ending September 30,												
2003 [1]	$ 11,205	7.03%	$ 25,236	6.93%	$ 29,133	6.10%	$ 15,222	5.39%	$ 47,035	5.57%	$ 127,831	6.06%
2004 to 2007	33,627	6.94	50,789	7.36	9,244	7.47	1,722	5.58	17,229	8.24	112,611	7.35
2008 and beyond	321,279	6.90	87,304	7.80	2,943	6.32	76	8.56	19,155	7.32	430,757	7.11
Total	$ 366,111	6.91%	$ 163,329	7.53%	$ 41,320	6.49%	$ 17,020	5.42%	$ 83,419	6.52%	$ 671,199	6.95%

[1] Includes demand loans, loans having no stated repayment schedule or maturity, and overdraft loans.
[2] Includes land acquisition loans.

EXHIBIT I-9

Provident Bancorp, Inc.
Loan Originations, Purchases and Sales

Exhibit I-9
Provident Bancorp, Inc.
Loan Originations, Purchases and Sales

	Nine Months Ended June 30,		Year Ended September 30,		
	2003	2002	2002	2001	2000
			(In thousands)		
Unpaid principal balances at beginning of year	$ 671,199	$ 615,269	$ 615,269	$ 597,475	$ 572,723
Loans acquired in the acquisition of The National Bank of Florida	—	23,542	23,542	—	—
Originations by type of loan					
Adjustable-rate:					
One- to four-family	11,903	5,477	6,658	12,711	16,792
Commercial real estate	38,190	22,808	31,416	7,827	22,463
Commercial business	22,846	15,102	20,724	16,962	17,785
Construction	8,372	7,175	9,691	5,803	15,630
Consumer	22,706	12,795	19,431	12,055	12,886
Total adjustable-rate	104,017	63,357	87,920	59,558	85,556
Fixed-rate:					
One- to four-family	160,947	66,107	84,210	50,209	16,328
Commercial real estate	25,912	16,245	16,964	5,396	3,014
Commercial business	8,263	5,036	6,544	5,401	12,305
Construction	4,711	127	1,373	4,570	3,675
Consumer	10,003	12,222	17,384	19,163	14,589
Total fixed-rate	209,836	99,737	126,475	84,739	49,911
Total loans originated and acquired	313,853	186,636	237,937	139,297	135,467
Principal repayments	(256,183)	(129,906)	(169,652)	(121,129)	(109,580)
Sales	(32,443)	(11,912)	(11,912)	—	(808)
Net (charge-offs) recoveries	(128)	(38)	(177)	30	(259)
Net change in deferred loan fees and costs	(35)	(35)	(134)	(186)	86
Transfers to real estate owned	(99)	(162)	(132)	(218)	(154)
Unpaid principal balances at end of period	696,164	659,852	671,199	615,269	597,475
Allowance for loan losses	(11,055)	(10,222)	(10,383)	(9,123)	(7,653)
Net loans at end of period	$ 685,109	$ 649,630	$ 660,816	$ 606,146	$ 589,822

EXHIBIT I-10

Provident Bancorp, Inc.
Non-Performing Assets

Exhibit I-10
Provident Bancorp, Inc.
Non-Performing Assets

	June 30,	September 30,				
	2003	2002	2001	2000	1999	1998
	(Dollars in thousands)					
Non-accrual loans:						
One- to four-family	$ 1,727	$ 2,291	$ 1,684	$ 2,496	$ 2,839	$ 2,965
Commercial real estate	3,488	2,492	418	1,149	1,133	871
Commercial business	39	—	—	—	208	368
Construction	—	—	—	27	27	1,256
Consumer	116	171	175	359	429	647
Total non-performing loans	5,370	4,954	2,277	4,031	4,636	6,107
Real estate owned:						
One- to four-family	—	41	109	154	403	92
Commercial real estate	—	—	—	—	—	274
Total real estate owned	—	41	109	154	403	366
Total non-performing assets	$ 5,370	$ 4,995	$ 2,386	$ 4,185	$ 5,039	$ 6,473
Ratios:						
Non-performing loans to total loans	0.77%	0.74%	0.37%	0.67%	0.81%	1.30%
Non-performing assets to total assets	0.48	0.49	0.27	0.50	0.62	0.94

EXHIBIT I-10B

E.N.B. Holding Company
Non-Performing Assets

Exhibit I-10B
E.N.B. Holding Company
Non-Performing Assets

	June 30,	December 31,				
	2003	2002	2001	2000	1999	1998
	(Dollars in thousands)					
Non-accrual loans:						
One- to four-family	$ 87	$ 193	$ 192	$ 152	$ 303	$ 317
Commercial real estate	242	468	77	86	418	349
Commercial business	-	125	-	606	-	335
Construction	-	-	-	-	-	-
Consumer	149	-	-	-	-	-
Total	478	786	269	844	721	1,001
Loans past due 90 days or more and still on an accrual basis:						
One- to four-family	$ -	$ -	$ -	$ -	$ -	$ 131
Commercial real estate	-	-	-	48	-	-
Commercial business	-	30	-	50	-	27
Construction	-	-	-	-	-	-
Consumer	119	67	25	42	69	98
Total	119	97	25	140	69	256
Total non-performing loans	$ 597	$ 883	$ 294	$ 984	$ 790	$ 1,257
Real estate owned:						
One- to four-family	$ -	$ -	$ -	$ 87	$ 52	$ 8
Commercial real estate	-	-	-	-	25	327
Total real estate owned	-	-	-	87	77	335
Total non-performing assets	$ 597	$ 883	$ 294	$ 1,071	$ 867	$ 1,592
Ratios:						
Non-performing loans to total loans	.30%	.48%	.19%	.72%	.70%	1.29%
Non-performing assets to total assets	.17%	.28%	.10%	.43%	.38%	.77%

EXHIBIT I-11

Provident Bancorp, Inc.
Loan Loss Allowance Activity

Exhibit I-11
Provident Bancorp, Inc.
Loan Loss Allowance Activity

	At or For the Nine Months Ended June 30,		At or For the Years Ended September 30,				
	2003	2002	2002	2001	2000	1999	1998
	(Dollars in thousands)						
Balance at beginning of year	$ 10,383	$ 9,123	$ 9,123	$ 7,653	$ 6,202	$ 4,906	$ 3,779
Charge-offs:							
One- to four-family	—	—	—	(26)	(168)	(9)	(13)
Commercial real estate	(132)	—	(31)	(18)	(1)	—	(87)
Commercial business	—	—	(130)	(115)	(6)	(567)	(10)
Construction	—	—	—	—	—	—	(355)
Consumer	(100)	(137)	(163)	—	(195)	(346)	(200)
Total charge-offs	(232)	(137)	(324)	(159)	(370)	(922)	(665)
Recoveries:							
One- to four-family	—	—	—	—	24	—	—
Commercial real estate	—	—	—	147	—	101	—
Commercial business	27	—	40	42	24	194	—
Construction	—	—	—	—	—	286	2
Consumer	77	99	107	—	63	47	53
Total recoveries	104	99	147	189	111	628	55
Net (charge-offs) recoveries	(128)	(38)	(177)	30	(259)	(294)	(610)
Allowance recorded in acquisition of The National Bank of Florida	—	537	537	—	—	—	—
Provision for loan losses	800	600	900	1,440	1,710	1,590	1,737
Balance at end of year	$ 11,055	$ 10,222	$ 10,383	$ 9,123	$ 7,653	$ 6,202	$ 4,906
Ratios:							
Net charge-offs to average loans outstanding (annualized)	0.02%	0.01%	0.03%	—%	0.04%	0.06%	0.14%
Allowance for loan losses to non-performing loans	205.87	215.79	209.60	400.70	189.90	133.80	80.30
Allowance for loan losses to total loans	1.59	1.55	1.55	1.48	1.28	1.08	1.05

EXHIBIT I-12

Provident Bancorp, Inc.
Deposit Composition

Exhibit I-12
Provident Bancorp, Inc.
Deposit Composition

	June 30, 2003			September 30, 2002		
	Amount	Percent	Weighted Average Rate	Amount	Percent	Weighted Average Rate
	(Dollars in thousands)					
Demand deposits:						
Retail	$ 83,165	9.7%	—%	$ 54,399	6.8%	—%
Commercial	64,508	7.5	—	55,732	6.9	—
Total demand deposits	147,673	17.2	—	110,131	13.7	—
NOW deposits	70,963	8.3	0.20	82,983	10.4	0.40
Savings deposits	279,016	32.5	0.40	247,918	31.0	0.99
Money market deposits	127,560	14.9	0.74	115,065	14.4	1.23
	625,212	72.9	0.41	556,097	69.5	0.76
Certificates of deposit	232,322	27.1	2.03	243,529	30.5	2.64
Total deposits	$ 857,534	100.0%	0.78%	$ 799,626	100.0%	1.33%

	September 30,					
	2001			2000		
	Amount	Percent	Weighted Average Rate	Amount	Percent	Weighted Average Rate
Demand deposits:						
Retail	$ 41,280	6.3%	—%	$ 38,145	6.3%	—%
Commercial	33,081	5.1	—	28,324	4.7	—
Total demand deposits	74,361	11.4	—	66,469	11.0	—
NOW deposits	63,509	9.7	0.49	54,800	9.0	1.01
Savings deposits	160,777	24.6	1.05	161,987	26.6	2.02
Money market deposits	109,126	16.7	1.81	76,332	12.5	2.55
	407,773	62.4	1.00	359,588	59.1	1.61
Certificates of deposit	245,327	37.6	4.63	249,388	40.9	5.83
Total deposits	$ 653,100	100.0%	2.31%	$ 608,976	100.0%	3.34%

EXHIBIT I-12B

E.N.B. Holding Company
Deposit Composition

Exhibit I-12B
E.N.B. Holding Company
Deposit Composition

	June 30, 2003			December 31, 2002		
	Amount	Percent	Weighted Average Rate	Amount	Percent	Weighted Average Rate
			(Dollars in thousands)			
Demand deposits:						
Retail	$ 26,187	8.51%	-%	$ 22,845	8.22%	- %
Commercial	50,719	16.48	-	50,733	18.26	-
Total demand deposits	76,906	24.99	-	73,578	26.48	-
NOW deposits	31,742	10.32	0.51	24,540	8.83	.50
Savings deposits	87,249	28.36	1.22	74,452	26.79	1.21
Money market deposits	11,451	3.72	1.18	7,640	2.75	1.00
	207,348	67.39	0.66	180,210	64.85	0.62
Certificates of deposit and IRA's.	100,350	32.61	2.48	97,666	35.15	2.86
Total deposits	$ 307,698	100.00%	1.30%	$ 277,876	100.00%	1.42%

	December 31,					
	2001			2000		
	Amount	Percent	Weighted Average Rate	Amount	Percent	Weighted Average Rate
Demand deposits:						
Retail	$ 20,315	7.98%	- %	$ 18,425	8.28%	- %
Commercial	43,767	17.19	-	36,581	16.43	-
Total demand deposits	64,082	25.17	-	55,006	24.71	-
NOW deposits	24,140	9.48	.76	17,762	7.98	1.13
Savings deposits	65,630	25.78	1.58	53,921	24.22	2.54
Money market deposits	9,274	3.65	1.45	6,259	2.81	2.64
	163,126	64.08	.81	132,948	59.72	1.32
Certificates of deposit and IRA's	91,445	35.92	3.76	89,663	40.28	6.03
Total deposits	$ 254,571	100.00%	1.87%	$ 222,611	100.00%	3.27%

EXHIBIT I-13

Provident Bancorp, Inc.
Time Deposit By Rate and Maturity

Exhibit I-13
Provident Bancorp, Inc.
Time Deposit By Rate and Maturity

	At June 30, 2003						Total at September 30,	
	Period to Maturity							
	Less than One Year	One to Two Years	Two to Three Years	More than Three Years	Total	Percent of Total	2002	2001
	(Dollars in thousands)							
Interest Rate Range:								
2.00% and below....	$ 136,128	$ 13,614	$ 341	$ 48	$ 150,131	64.6%	$ 107,202	$ —
2.01% to 3.00%......	23,868	8,965	3,906	229	36,968	15.9	73,101	—
3.01% to 4.00%......	6,723	13,385	1,229	6,354	27,691	11.9	27,373	108,161
4.01% to 5.00%......	1,744	6,811	1,121	4,682	14,358	6.2	20,245	33,785
5.01% to 6.00%......	179	1,985	244	31	2,439	1.1	6,563	30,416
6.01% and above....	126	163	446	—	735	0.3	9,045	72,965
Total......................	$ 168,768	$ 44,923	$ 7,287	$ 11,344	$ 232,322	100.0%	$ 243,529	$ 245,327

EXHIBIT I-14

Provident Bancorp, Inc.
FHLB Advance Borrowing Activity

Exhibit I-14
Provident Bancorp, Inc.
FHLB Advance Borrowing Activity

	At or For the Nine Months Ended June 30,		At or For the Years Ended September 30,		
	2003	2002	2002	2001	2000
	(Dollars in thousands)				
Balance at end of period	$ 116,732	$ 113,127	$ 102,968	$ 110,427	$ 121,975
Average balance during period	108,688	116,805	113,446	113,975	122,315
Maximum outstanding at any month end	119,388	131,637	131,637	135,727	131,458
Weighted average interest rate at end of period	3.79%	4.42%	4.37%	5.32%	6.36%
Average interest rate during period	3.88%	4.93%	4.85%	5.98%	5.98%

EXHIBIT II-1

Provident Bancorp, Inc.
Description of Office Facilities

Exhibit II-1
Provident Bancorp, Inc.
Description of Office Facilities

Corporate Office, Commercial Lending Division, and Investment Management and Trust Department:

400 Rella Boulevard
Montebello, NY 10901
(845) 369-8040

Rockland County Branches:

44 West Route 59
Nanuet, NY 10954
(845) 627-6180

38-40 New Main Street
Haverstraw, NY 10927
(845) 942-3880

375 Route 303 at Kings Highway
Orangeburg, NY 10962
(845) 398-4810

148 Route 9W
Stony Point, NY 10980
(845) 942-3890

179 South Main Street
New City, NY 10956
(845) 639-7750

72 West Eckerson Rd.
Spring Valley, NY 10977
(845) 426-7230

715 Route 304
Bardonia, NY 10954
(845) 623-6340

1 Lake Road West
Congers, NY 19020
(845) 267-2180

71 Lafayette Avenue
Suffern, NY 10901
(845) 369-8350

26 North Middletown Road
(In the ShopRite Supermarket)
Pearl River, NY 10965
(845) 627-6170

196 Route 59
Suffern, NY 10901
(845) 369-8360

1633 Route 202
Pomona, NY 10970
(845) 364-5690

44 North Main Street
(In the ShopRite Supermarket)
New City, NY 10956
(845) 639-7650

Orange County Branches:

125 Dolson Avenue
(In the ShopRite Supermarket)
Middletown, NY 10940
(845) 342-5777

153 Route 94
(In the ShopRite Supermarket)
Warwick, NY 10990
(845) 986-9540

7 Edward J. Lempka Drive
Florida, NY 10921
(845) 651-4091

1992 Route 284
Slate Hill, NY 10973
(845) 355-6181

300 Larkin Drive
Harriman Commons
Monroe, NY 10950
(845) 782-7226

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1995:	Quarter 1	9.00%	5.88%	6.49%	7.20%
	Quarter 2	9.00%	5.60%	5.65%	6.21%
	Quarter 3	8.75%	5.40%	5.65%	6.17%
	Quarter 4	8.50%	5.10%	5.18%	5.58%
1996:	Quarter 1	8.25%	5.13%	5.41%	6.34%
	Quarter 2	8.25%	5.18%	5.70%	6.73%
	Quarter 3	8.25%	5.14%	5.71%	6.72%
	Quarter 4	8.25%	5.21%	5.51%	6.43%
1997:	Quarter 1	8.50%	5.35%	6.02%	6.92%
	Quarter 2	8.50%	5.25%	5.67%	6.51%
	Quarter 3	8.50%	5.06%	5.47%	6.12%
	Quarter 4	8.50%	5.36%	5.51%	5.75%
1998:	Quarter 1	8.50%	5.16%	5.41%	5.67%
	Quarter 2	8.50%	5.10%	5.38%	5.44%
	Quarter 3	8.25%	4.37%	4.41%	4.44%
	Quarter 4	7.75%	4.48%	4.53%	4.65%
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
As of:	Aug. 29, 2003	4.00%	0.97%	1.25%	4.46%

(1) End of period data.

Sources: Federal Reserve.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 3, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
GDW	Golden West Fin. Corp. of CA	NYSE	Nationwide	Thrift	72,198	267	12-31	05/59	86.27	13,152
WES	Westcorp of Irvine CA	NYSE	California	Thrift	13,665	24	12-31	05/86	35.58	1,396
DSL	Downey Financial Corp. of CA	NYSE	Southern CA	Thrift	11,947	144	12-31	01/71	42.27	1,181
NDE	IndyMac Bancorp of CA	NYSE		Thrift	10,661	0		/	23.06	1,277
FED	FirstFed Financial Corp. of CA	NYSE	Los Angeles CA	Thrift	4,461	29	12-31	12/83	39.70	675
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Southern CA	Thrift	3,115	24	03-31	03/96	40.11	474
HTHR	Hawthorne Fin. Corp. of CA	OTC	Southern CA	Thrift	2,613	9	12-31	/	39.10	300
QCBC	Quaker City Bancorp, Inc of CA	OTC	Los Angeles CA	Thrift	1,622	20	06-30	12/93	39.75	253
CCBI	Commercial Capital Bcrp of CA	OTC	Southern CA	Thrift	1,412	3	12-30	/	21.05	308
UPFC	United PanAm Fin. Corp of CA	OTC	San Francisco CA	Thrift	1,349	4	12-31	04/98	17.29	274
PROV	Provident Fin. Holdings of CA	OTC	Southern CA	M.B.	1,182 M	11	06-30	06/96	30.30	151
HWFG	Harrington West Fncl of CA	OTC	Southern CA	Thrift	864	10	12-30	/	14.27	62
FPTB	First PacTrust Bancorp of CA	OTC	Southern CA	Thrift	532	0	12-30	08/02	20.00	105
PPBI	Pacific Premier Bncrp of CA	OTC	Southern CA	Thrift	250	5	12-31	06/97	7.34	10
BYFC	Broadway Financial Corp. of CA	OTC	Los Angeles CA	Thrift	216	4	12-31	01/96	12.21	22
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	OTC	Miami FL	Thrift	6,980	38	09-30	12/85	21.74	643
BBX	BankAtlantic Bancorp of FL	NYSE	Southeastern FL	M.B.	5,811	80	12-31	11/83	14.82	869
FFFL	Fidelity Bankshares, Inc of FL	OTC	Southeast FL	Thrift	2,699 M	38	12-31	05/01	23.75	357
HARB	Harbor Florida Bancshrs of FL	OTC	Eastern FL	Thrift	2,267	32	09-30	03/98	25.54	607
FFLC	FFLC Bancorp of Leesburg FL	OTC	Central FL	Thrift	923	12	12-31	01/94	27.32	147
FFBK	FloridaFirst Bancorp of FL	OTC	Westcentral FL	Thrift	832	18	09-30	12/00	25.07	135
FDT	Federal Trust Corp of FL	AMEX	Northcentral FL	Thrift	434	3	12-31	12/97	7.49	49
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	MA,NJ,PA,RI,CT	M.B.	41,343	515	12-31	08/86	19.68	5,822
GPT	GreenPoint Fin. Corp. of NY (3)	NYSE	New York City NY	Thrift	22,676	74	12-31	01/94	33.88	4,679
AF	Astoria Financial Corp. of NY	NYSE	New York City NY	Thrift	22,283	86	12-31	11/93	32.14	2,593
HCBK	Hudson Cty Bcp MHC of NJ(38.8) (3)	OTC	New Jersey	Thrift	15,456	81	12-31	07/99	28.87	5,527
NYB	New York Community Bcrp of NY (3)	NYSE	NY,NJ	Thrift	12,390	114	12-31	11/93	30.76	4,266
RSLN	Roslyn Bancorp, Inc. of NY (3)	OTC	Long Island NY	M.B.	10,809	32	12-31	01/97	22.99	1,743
ICBC	Independence Comm Bnk Cp of NY	OTC	NY,NJ	Thrift	9,012	71	12-31	03/98	33.05	1,809
SIB	Staten Island Bancorp of NY (3)	NYSE	NY,NJ	Thrift	7,120	32	12-31	12/97	20.78	1,216
WYPT	Waypoint Financial Corp of PA	OTC	PA,MD	Thrift	5,639	58	12-31	10/00	18.57	626
NWSB	Northwest Bcrp MHC of PA(25.4)	OTC	PA,NY,OH	Thrift	5,131 M	124	06-30	11/94	16.54	789
PFS	Provident Financal Serv of NJ (3)	NYSE	Northern NJ	Thrift	3,678 P	0	12-31	01/03	20.23	1,245
FNFG	First Niagara Financial of NY (3)	OTC	North/Central NY	Thrift	3,562	38	12-31	01/03	14.95	1,058
DCOM	Dime Community Bancshars of NY (3)	OTC	New York City NY	Thrift	3,166	19	06-30	06/96	23.81	605
TRST	TrustCo Bank Corp of NY	OTC	New York	Thrift	2,683	57		/	12.88	955
HRBT	Hudson River Bancorp Inc of NY	OTC	Southeast NY	Thrift	2,538	52	03-31	07/98	30.35	460
FSLA	First Sentinel Bancorp of NJ	OTC	Eastern NJ	Thrift	2,271	23	12-31	04/98	16.80	464
WSFS	WSFS Financial Corp. of DE (3)	OTC	Wilmington DE,PA	Div.	2,013	22	12-31	11/86	43.70	333
FFIC	Flushing Fin. Corp. of NY (3)	OTC	New York City NY	Thrift	1,856	10	12-31	11/95	22.17	287
PFSB	PennFed Fin. Services of NJ	OTC	Northern NJ	Thrift	1,812	21	06-30	07/94	28.25	193
OCFC	OceanFirst Fin. Corp of NJ	OTC	Eastern NJ	Thrift	1,761	16	12-31	07/96	25.85	352
PVSA	Parkvale Financial Corp of PA	OTC	Southwestern PA	Thrift	1,643	38	06-30	07/87	25.27	140
ESBF	ESB Financial Corp. of PA	OTC	Western PA	Thrift	1,342	17	12-31	06/90	14.91	157
PRTR	Partners Trust MHC of NY(46.4)	OTC	Western NY	Thrift	1,304	9	12-31	04/02	22.74	323
TRYF	Troy Financial Corp of Troy NY	OTC	Eastcentral NY	Thrift	1,248	21	09-30	03/99	35.24	326
FMCO	FMS Fin Corp. of Burlington NJ	OTC	Southern NJ	Thrift	1,182	34	12-31	12/88	16.99	110
PBCP	Provident Bcp MHC of NY (45.1)	OTC	Southern NY	Thrift	1,115	17	09-30	01/99	38.80	309
PFNC	Progress Financial Corp. of PA	OTC	Southeastern PA	Thrift	1,110	20	12-31	07/83	26.85	189
FBBC	First Bell Bancorp, Inc. of PA	OTC	Pittsburgh PA	Thrift	923	7	12-31	06/95	26.25	119
THTL	Thistle Group Holdings of PA	OTC	Philadelphia PA	Thrift	914	13	12-31	07/98	18.29	96
GAF	GA Financial Corp., Inc. of PA	AMEX	Pittsburgh PA	Thrift	904	14	12-31	03/96	27.10	134
NEPF	Northeast PA Fin. Corp of PA	OTC	Northeast PA	Thrift	886	19	09-30	04/98	15.50	65

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 3, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
WGBC	Willow Grove Bancorp of PA	OTC	Philadelphia PA	Thrift	845	13	06-30	04/02	16.55	173
SFFS	Sound Fed Bancorp Inc of NY	OTC	NY,CT	Thrift	836	8	03-31	01/03	15.62	207
WSBI	Warwick Community Bncrp of NY (3)	OTC	Southeast NY,NJ	Thrift	828	8	12-31	12/97	29.49	134
THRD	TF Fin. Corp. of Newtown PA	OTC	PA,NJ	Thrift	713	13	12-31	07/94	30.30	85
HARL	Harleysville Svgs Fin Cp of PA	OTC	Southeastern PA	Thrift	658	5	09-30	08/87	26.19	59
BCSB	BCSB Bankcorp MHC of MD (36.0)	OTC	Northeast MD	Thrift	640	11	09-30	07/98	16.25	95
PBCI	Pamrapo Bancorp, Inc. of NJ	OTC	Northern NJ	Thrift	637	11	12-31	11/89	20.30	101
FSBI	Fidelity Bancorp, Inc. of PA	OTC	Southwestern PA	Thrift	627	11	09-30	06/88	22.00	56
FKFS	First Keystone Fin., Inc of PA	OTC	Southeastern PA	Thrift	554	7	09-30	01/95	24.00	48
GAFC	Greater Atlant. Fin Corp of VA	OTC	North. VA,DC,MD	Thrift	528	9	09-30	06/99	7.11	21
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	515	5	03-31	10/94	17.30	39
SVBI	Severn Bancorp Inc of MD	OTC	Central Maryland	Thrift	506	2	12-30	/	26.12	108
ONFC	Oneida Fincl MHC of NY (45.7)	OTC	Central NY	Thrift	429	6	12-31	12/98	24.00	122
PHFC	Pittsburgh Fin Corp of PA	OTC	Pittsburgh PA	Thrift	376	9	09-30	04/96	19.55	28
ALLB	Alliance Bank MHC of PA (20.0)	OTC	Southeastern PA	Thrift	369 M	8	12-31	03/95	23.42	81
WVFC	WVS Financial Corp. of PA	OTC	Pittsburgh PA	Thrift	368 M	6	06-30	11/93	18.00	47
AFBC	Advance Fin. Bancorp of WV	OTC	Northwest WV,OH	Thrift	324 M	5	06-30	01/97	24.21	23
PHSB	PHSB Financial Corp of PA	OTC	Western PA	Thrift	321	10	12-31	12/01	18.52	54
LARL	Laurel Capital Group Inc of PA	OTC	Southwestern PA	Thrift	317 M	6	06-30	02/87	20.75	39
WSB	Washington SB, FSB of Bowie MD	AMEX	Southeastern MD	Thrift	293 J	5	07-31	08/88	9.53	66
PBHC	Pathfinder BC MHC of NY (39.1) (3)	OTC	Upstate NY	Thrift	283	5	12-31	11/95	16.84	41
ESBK	Elmira Svgs Bank, FSB of NY (3)	OTC	NY,PA	Thrift	282	6	12-31	03/85	28.50	30
ROME	Rome Bncp Inc MHC of NY (41.6) (3)	OTC	Central NY	Thrift	258	4	12-31	10/99	25.50	109
GCBC	Green Co Bcrp MHC of NY (43.0)	OTC	Southeast NY	Thrift	257	6	06-30	12/98	28.00	57
IFSB	Independence FSB of DC	OTC	Washington DC,MD	Thrift	247 M	6	12-31	06/85	17.50	27
SKBO	Skibo Fin Corp MHC of PA(39.8)	OTC	Western PA	Thrift	157	3	03-31	04/97	12.67	40
ALFC	Atlantic Liberty Fincl of NY	OTC	Brooklyn, NY	Thrift	139	4	12-30	10/02	18.59	32
GOV	Gouverneur Bcp MHC of NY(42.4)	AMEX	Northern NY	Thrift	89	1	09-30	03/99	10.70	24
Mid-West Companies										
CFB	Commercial Federal Corp. of NE	NYSE	CO,IA,NE,KS,OK	M.B.	12,934	195	12-31	12/84	24.80	1,090
FBC	Flagstar Bancorp, Inc of MI	NYSE	MI,IN	Thrift	10,173	75	12-31	04/97	19.53	1,162
CFFN	Capitol Fd Fn MHC of KS (30.0)	OTC	Kansas	Thrift	8,629	34	09-30	04/99	28.34	2,077
MAFB	MAF Bancorp, Inc. of IL	OTC	Chicago IL	Thrift	5,971	33	12-31	01/90	38.23	887
ABCW	Anchor BanCorp Wisconsin of WI	OTC	Wisconsin	M.B.	3,623	54	03-31	07/92	24.00	574
FTFC	First Fed. Capital Corp. of WI	OTC	S. WI,MN,IL	Thrift	3,177	84	12-31	11/89	20.63	408
BKMU	Bank Mutual Cp MHC of WI(49.8)	OTC	WI,MN	Thrift	2,865	70	12-31	11/00	36.96	792
TONE	TierOne Corporation of NE	OTC	Lincoln NE	Thrift	2,282	58	12-31	10/02	22.25	502
STFR	St. Francis Cap. Corp. of WI	OTC	Milwaukee WI	Thrift	2,254	22	09-30	06/93	29.80	282
UCFC	United Community Fin. of OH	OTC	Youngstown OH	Thrift	1,980	29	12-31	07/98	9.50	327
FPFC	First Place Fin. Corp. of OH	OTC	Northeast OH	Thrift	1,559	24	06-30	01/99	16.90	225
CITZ	CFS Bancorp, Inc of Munster IN	OTC	IN,IL	Thrift	1,552	23	12-31	07/98	13.84	168
NASB	NASB Fin, Inc. of Grandview MO	OTC	Western MO	Thrift	1,123	8	09-30	09/85	34.65	292
CAFI	Camco Fin Corp of Cambridge OH	OTC	Eastern OH,KY	Thrift	1,067	22	12-31	/	16.92	126
CTZN	Citizens First Bancorp of MI	OTC	Southeast MI	Thrift	1,067	15	03-31	03/01	20.76	176
FDEF	First Defiance Fin. Corp of OH	OTC	Northwest OH	Thrift	1,049	14	12-31	10/95	23.80	149
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	859	8	12-31	04/98	20.01	92
MFSF	MutualFirst Fin. Inc. of IN	OTC	Eastcentral IN	Thrift	800	17	12-31	12/99	25.25	133
HMNF	HMN Financial, Inc. of MN	OTC	Southeast MN,IA	Thrift	786	13	12-31	06/94	20.90	93
CASH	First Midwest Fin., Inc. of IA	OTC	IA,SD	Thrift	775	16	09-30	09/93	21.00	52
HFFC	HF Financial Corp. of SD	OTC	SD,MN	Thrift	772 M	32	06-30	04/92	17.74	57
PFSL	Pocahontas Bancorp, Inc. of AR	OTC	Northeast AR	Thrift	741	19	09-30	04/98	12.83	58
PVFC	PVF Capital Corp. of OH	OTC	Cleveland OH	R.E.	696 M	13	06-30	12/92	14.50	92
FFSX	First Federal Bankshares of IA	OTC	IA,NE	Thrift	628	16	06-30	04/99	21.95	84
PCBI	Peoples Community Bcrp. of OH	OTC	Southwest OH	Thrift	622	9	09-30	03/00	21.75	55
LNCB	Lincoln Bancorp of IN	OTC	Central IN	Thrift	554	8	12-31	12/98	19.25	85
FFHH	FSF Financial Corp. of MN	OTC	Southern MN	Thrift	543	12	09-30	10/94	30.18	70
WFI	Winton Financial Corp. of OH	AMEX	Cincinnati OH	R.E.	517	6	09-30	08/88	13.40	61
KNK	Kankakee Bancorp, Inc. of IL	AMEX	Northeast IL	Thrift	517	14	12-31	01/93	51.25	48
PFDC	Peoples Bancorp of Auburn IN	OTC	Northeast IN,MI	Thrift	501	15	09-30	07/87	22.50	77
HFBC	HopFed Bancorp of KY	OTC	Southwest KY	Thrift	491	6	12-31	02/98	16.27	59

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 3, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
FSFF	First SecurityFed Fin of IL	OTC	Chicago IL,PA	Thrift	477	5	12-31	10/97	26.32	104
ASBI	Ameriana Bancorp of IN	OTC	Eastern IN,OH	Thrift	472	11	12-31	03/87	14.91	47
PULB	Pulaski Fin Cp of St. Louis MO	OTC	St. Louis MO	Thrift	466	5	09-30	12/98	14.38	79
FFFD	North Central Bancshares of IA	OTC	Central IA	Thrift	431	9	12-31	03/96	35.92	58
MFBC	MFB Corp. of Mishawaka IN	OTC	Northern IN	Thrift	426	7	09-30	03/94	26.07	33
FCAP	First Capital, Inc. of IN	OTC	Southern IN	Thrift	399	9	12-31	01/99	20.00	57
GFED	Guaranty Fed Bancshares of MO	OTC	Southwest MO	Thrift	390	9	06-30	12/97	17.03	51
CFSL	Chesterfield Financial of IL	OTC	Chicago, IL	Thrift	369	3	06-30	05/01	22.40	87
WOFC	Western Ohio Fin. Corp. of OH	OTC	Western OH	Thrift	356	6	12-31	07/94	25.70	45
WAYN	Wayne Savings Bancorp of OH	OTC	Central OH	Thrift	355 P	10	03-31	01/03	13.70	54
CFSB	Citizens First Fin Corp. of IL	OTC	Central IL	Thrift	347	5	12-31	05/96	24.40	36
FFBI	First Federal Bancshares of IL	OTC	Westcentral IL	Thrift	337	6	12-31	09/00	31.49	65
HMLK	Hemlock Fed. Fin. Corp. of IL	OTC	Chicago IL	Thrift	325	6	12-31	04/97	31.75	31
LSBI	LSB Fin. Corp. of Lafayette IN	OTC	Central IN	Thrift	311	5	12-31	02/95	23.05	31
STBI	Sturgis Bancorp of MI	OTC	Southcentral MI	Thrift	295	11	12-31	11/88	11.00	31
SMBC	Southern Missouri Bncrp of MO	OTC	Southeast MO	Thrift	279	8	06-30	04/94	27.49	32
FFHS	First Franklin Corp. of OH	OTC	Cincinnati OH	Thrift	278	7	12-31	01/88	16.88	28
UCBC	Union Community Bancorp of IN	OTC	W.Central IN	Thrift	274	7	12-31	12/97	16.53	35
PFED	Park Bancorp of Chicago IL	OTC	Chicago IL	Thrift	272	3	12-31	08/96	26.80	32
FBSI	First Bancshares, Inc. of MO	OTC	Southcentral MO	Thrift	267 M	10	06-30	12/93	17.14	28
JXSB	Jcksnville Bcp MHC of IL(45.6)	OTC	Central IL	Thrift	261	7	12-31	04/95	16.00	31
HCBB	HCB Bancshares, Inc. of AR	OTC	Southcentral AR	Thrift	253 M	6	06-30	05/97	18.60	27
RIVR	River Valley Bancorp of IN	OTC	Southeast IN	Thrift	239	5	12-31	12/96	40.25	33
FFWC	FFW Corporation of Wabash IN	OTC	Central IN	Thrift	237 M	4	06-30	04/93	20.30	27
FFBZ	First Federal Bncrp, Inc of OH	OTC	Eastern OH	Thrift	235	6	09-30	07/92	7.55	24
WEFC	Wells Fin. Corp. of Wells MN	OTC	Southcentral MN	Thrift	224	8	12-31	04/95	26.83	30
NEIB	Northeast Indiana Bncrp of IN	OTC	Northeast IN	Thrift	220	3	12-31	06/95	20.72	30
FBTC	First BancTrust Corp of IL	OTC	Eastcentral IL	Thrift	217	2	12-31	04/01	22.44	29
MCBF	Monarch Community Bncrp of MI	OTC	Southcentral MI	Thrift	217	6	12-31	08/02	14.50	35
FBEI	First Bancorp of Indiana of IN	OTC	Evansville IN	Thrift	189 M	7	06-30	04/99	20.19	32
HFFB	Harrodsburg 1st Fin Bcrp of KY	OTC	Central KY	Thrift	172	3	09-30	10/95	19.25	24
GTPS	Great American Bancorp of IL	OTC	East Central IL	Thrift	169	3	12-31	06/95	33.15	26
LOGN	Logansport Fin. Corp. of IN	OTC	Northern IN	Thrift	160	1	12-31	06/95	18.66	16
AMFC	AMB Fin. Corp. of Munster IN	OTC	Northwest IN	Thrift	154	3	12-31	04/96	15.00	14
FKAN	First Kansas Fin. Corp. of KS	OTC	Northeast KS	Thrift	152	6	12-31	06/98	17.06	15
ASBP	ASB Financial Corp. of OH	OTC	Southern OH	Thrift	151 M	1	06-30	05/95	19.70	32
HCFC	Home City Fin. Corp. of OH	OTC	Southwest OH	Thrift	148	2	12-31	12/96	13.65	11
FFED	Fidelity Fed. Bancorp of IN	OTC	Southwestern IN	Thrift	148	5	12-31	08/87	1.64	16
HLFC	Home Loan Financial Corp of OH	OTC	Central OH	Thrift	148	3	06-30	03/98	16.40	27
PSFC	Peoples Sidney Fin. Corp of OH	OTC	WestCentral OH	Thrift	143 M	4	06-30	04/97	13.25	19
CKFB	CKF Bancorp of Danville KY	OTC	Central KY	Thrift	141	3	12-31	01/95	24.26	17
FKKY	Frankfort First Bancorp of KY	OTC	Frankfort KY	Thrift	139 M	3	06-30	07/95	20.29	25
NBSI	North Bancshares of Chicago IL	OTC	Chicago IL	Thrift	133	2	12-31	12/93	16.00	18
FFDF	FFD Financial Corp of Dover OH	OTC	Northeast OH	Thrift	133 M	2	06-30	04/96	14.49	18
SOBI	Sobieski Bancorp of S. Bend IN	OTC	Northern IN	Thrift	132 M	3	06-30	03/95	12.36	8
CIBI	Community Inv. Bncp, Inc of OH	OTC	NorthCentral OH	Thrift	122 M	3	06-30	02/95	13.50	15
PBNC	PFS Bancorp Inc of IN	OTC	Southeastern IN	Thrift	118	3	12-31	10/01	17.30	26
GCFC	Grand Central Fin. Corp. of OH	OTC	Northeast OH	Thrift	112	2	12-31	12/98	11.63	23
BRBI	Blue River Bancshares of IN	OTC	Central IN	Thrift	106	4	12-31	06/98	4.86	12
WCFB	Wbstr Cty Fed MHC of IA (38.5)	OTC	Central IA	Thrift	106	1	12-31	08/94	23.25	44
MSBF	MSB Financial, Inc of MI	OTC	Southcentral MI	Thrift	103	3	06-30	02/95	16.50	21
SFFC	StateFed Financial Corp. of IA	OTC	Des Moines IA	Thrift	101 M	3	06-30	01/94	11.95	15
FNFI	First Niles Fin., Inc. of OH	OTC	Central Ohio	Thrift	100	1	12-31	10/98	16.05	23
KYF	Kentucky First Bancorp of KY	AMEX	Central KY	Thrift	75	2	06-30	08/95	23.05	20
HWEN	Home Financial Bancorp of IN	OTC	Central IN	Thrift	62	2	06-30	07/96	5.30	7
New England Companies										
WBS	Webster Financial Corp. of CT	NYSE	CT	Thrift	14,452	109	12-31	12/86	38.95	1,778
PBCT	Peoples Bank, MHC of CT (40.8) (3)	OTC	CT	Div.	11,781	150	12-31	07/88	29.90	1,843
SCFS	Seacoast Fin Serv Corp of MA (3)	OTC	Southeast MA	Thrift	4,477	42	12-31	11/98	20.65	547
FAB	FirstFed America Bancorp of MA	AMEX	MA,RI	Thrift	2,681	28	03-31	01/97	19.90	341

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 3, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
New England Companies (continued)										
SBMC	Connecticut Bancshares of CT (3)	OTC	Northeast CT	Thrift	2,619	28	12-31	03/00	51.05	549
FESX	First Essex Bancorp, Inc of MA (3)	OTC	MA,NH	Div.	1,778	20	12-31	08/87	52.61	407
BFD	BostonFed Bancorp, Inc. of MA	AMEX	Eastern MA	M.B.	1,539	11	12-31	10/95	31.02	137
BRKL	Brookline Bancorp of MA (3)	OTC	Eastern MA	Thrift	1,414	6	12-31	07/02	15.29	881
BHL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	1,118	11	12-31	06/00	32.40	190
MASB	MassBank Corp. of Reading MA (3)	OTC	Eastern MA	Thrift	1,009	15	12-31	05/86	36.88	161
ABBK	Abington Bancorp of MA (3)	OTC	Southeastern MA	Thrift	951	13	12-31	06/86	31.53	121
WFD	Westfield Finl MHC of MA(47.0) (3)	AMEX	Southwestern MA	Thrift	810	10	12-31	12/01	22.04	221
WRO	Woronoco Bancorp, Inc of MA	AMEX	Southwest MA	Thrift	801	12	12-31	03/99	27.55	99
NMIL	Newmil Bancorp, Inc. of CT (3)	OTC	Western CT	Thrift	681	18	06-30	02/86	24.25	99
NHTB	NH Thrift Bancshares of NH	OTC	Central NH	Thrift	496	14	12-31	05/86	24.62	49
CEBK	Central Bncrp of Somerville MA (3)	OTC	Eastern MA	Thrift	478	8	03-31	10/86	34.75	58
NBN	Northeast Bancorp of Auburn ME (3)	AMEX	Eastern ME	Thrift	470 M	11	06-30	08/87	16.75	43
HIFS	Hingham Inst. for Sav. of MA (3)	OTC	Eastern MA	Thrift	460	6	12-31	12/88	40.05	83
ANE	Alliance Bncp of New Eng of CT (3)	AMEX	Northern CT	Thrift	429	9	12-31	12/86	32.80	88
LSBX	LSB Corp of No. Andover MA (3)	OTC	Northeastern MA	Thrift	429	5	12-31	05/86	15.99	67
MYST	Mystic Financial of MA (3)	OTC	Eastern MA	Thrift	418 M	5	06-30	01/98	24.30	37
MFLR	Mayflower Co-Op. Bank of MA (3)	OTC	Southeastern MA	Thrift	186 J	5	04-30	12/87	20.48	28
FCB	Falmouth Bancorp, Inc. of MA (3)	AMEX	Southeast MA	Thrift	164	3	09-30	03/96	29.70	27
North-West Companies										
WFSL	Washington Federal, Inc. of WA	OTC	WA,OR,AZ,ID,UT	Thrift	7,243	115	09-30	11/82	25.36	1,766
STSA	Sterling Financial Corp of WA	OTC	WA,ID,OR,MT	M.B.	4,095	77	12-31	06/83	28.92	427
KFBI	Klamath First Bancorp of OR	OTC	Southern OR,WA	Thrift	1,450	56	09-30	10/95	22.06	154
HRZB	Horizon Financial Corp. of WA (3)	OTC	Northwest WA	Thrift	823	15	03-31	08/86	17.20	181
FMSB	First Mutual Bncshrs Inc of WA (3)	OTC	Western WA	Thrift	811	10	12-31	12/85	20.54	97
EVRT	Evertrust Fin. Grp, Inc. of WA (3)	OTC	Northeast WA	Thrift	713	12	03-31	10/99	27.50	133
HFWA	Heritage Financial Corp of WA	OTC	NW WA	Thrift	588	18	12-31	01/98	21.76	139
TSBK	Timberland Bancorp, Inc. of WA	OTC	Westcentral WA	Thrift	444	13	09-30	01/98	23.85	102
RVSB	Riverview Bancorp, Inc. of WA	OTC	Southwest WA	Thrift	440	12	03-31	10/97	18.36	80
OTFC	Oregon Trail Fin. Corp. of OR	OTC	Northeast OR,WA	Thrift	370	9	03-31	10/97	24.40	74
FBNW	FirstBank NW Corp. of ID	OTC	West WA/East ID	Thrift	344	8	03-31	07/97	27.44	38
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC	OTC	Charleston SC	Thrift	2,269	44	09-30	11/83	27.65	349
CFCP	Coastal Fin. Corp. of SC	OTC	SC,NC	Thrift	1,131	16	09-30	09/90	15.40	181
CHFN	Charter Fincl MHC of GA (20.0)	OTC	Southwest GA,AL	Thrift	1,013	5	09-30	10/01	29.84	583
FFBH	First Fed. Bancshares of AR	OTC	Northern AR	Thrift	699	16	12-31	05/96	34.43	92
TSH	Teche Hlding Cp of Franklin LA	AMEX	Southern LA	Thrift	518	15	09-30	04/95	33.25	77
CSBC	Citizens South Banking of NC	OTC	Southwest NC	Thrift	501 M	9	12-31	10/02	14.80	132
JFBI	Jefferson Bancshares of TN	OTC	Eastern TN	Thrift	308 P	2		07/03	13.34	107
CFFC	Community Fin. Corp. of VA	OTC	Central VA	Thrift	307	6	03-31	03/88	17.20	36
GSLA	GS Financial Corp. of LA	OTC	New Orleans LA	Thrift	216	3	12-31	04/97	18.78	25
SSFC	South Street Fin. Corp. of NC (3)	OTC	South Central NC	Thrift	214	2	12-31	10/96	9.97	31
DFBS	Dutchfork Bancshares Inc of SC	OTC	Central SC	Thrift	213	3	09-30	07/00	34.97	40
PEDE	Great Pee Dee Bancorp of SC	OTC	Northeast SC	Thrift	145 M	2	06-30	12/97	15.99	28
SZB	SouthFirst Bancshares of AL	AMEX	Central AL	Thrift	140	5	09-30	02/95	14.20	10
UTBI	United Tenn. Bancshares of TN	OTC	Eastern TN	Thrift	115	3	12-31	01/98	13.90	18
SRN	Southern Banc Company of AL	AMEX	Northeast AL	Thrift	112 M	4	06-30	10/95	17.20	17
South-West Companies										
CBSA	Coastal Bancorp of Houston TX	OTC	Houston TX	M.B.	2,544	50	12-31	03/92	29.05	150
JXVL	Jacksonville Bancorp Inc of TX	OTC	East Central TX	Thrift	472	9	09-30	04/96	37.11	67
GUPB	GFSB Bancorp, Inc of Gallup NM	OTC	Northwest NM	Thrift	216 M	2	06-30	06/95	17.20	20
AABC	Access Anytime Bancorp of NM	OTC	Eastern NM	Thrift	205	6	12-31	08/86	12.20	17

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 3, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
MTXC	Matrix Bancorp, Inc. of CO	OTC	NM,AZ	Thrift	1,745	3	12-31	10/96	9.14	59
HCBC	High Country Bancorp of CO	OTC	Southcentral CO	Thrift	183 M	4	06-30	12/97	30.00	27
CRZY	Crazy Woman Creek Bncorp of WY	OTC	Northeast WY	Thrift	80	3	09-30	03/96	15.00	12

Other Areas

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 09/03/03

EXHIBIT III-2

Public Market Pricing of Mid-Atlantic Thrifts
($800 Million -$6 Billion in Assets)

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of August 29, 2003

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
			Core	Book												Reported		Core	
Financial Institution	Price/ Share(1)	Market Value	12-Mth EPS(2)	Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	ROA	ROE	ROA	ROE
	($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)
All Public Companies	22.26	352.98	0.99	15.25	15.87	150.57	15.74	160.21	18.24	0.48	2.22	36.60	2,351	10.55	0.70	0.89	9.30	0.67	6.53
All Public Companies	22.26	352.98	0.99	15.25	15.87	150.57	15.74	160.21	18.24	0.48	2.22	36.60	2,351	10.55	0.70	0.89	9.30	0.67	6.53
State of NY	23.43	888.23	1.08	12.57	16.63	190.62	22.07	211.22	19.47	0.53	2.25	34.17	4,405	11.33	0.43	1.22	12.20	0.93	8.93
Comparable Group Average	20.37	405.24	1.00	12.47	17.30	164.69	18.24	177.50	19.79	0.48	2.40	45.42	2,037	10.53	0.27	0.97	10.37	0.86	9.08
Mid-Atlantic Companies	20.37	405.24	1.00	12.47	17.30	164.69	18.24	177.50	19.79	0.48	2.40	45.42	2,037	10.53	0.27	0.97	10.37	0.86	9.08
Comparable Group																			
Mid-Atlantic Companies																			
DCOM Dime Community Bancshars of NY	23.81	604.73	1.92	10.80	12.15	220.46	19.10	278.48	12.40	0.68	2.86	35.42	3,166	8.66	0.03	1.67	18.85	1.63	18.46
ESBF ESB Financial Corp. of PA	14.91	156.69	0.75	9.64	18.41	154.67	11.68	167.34	19.88	0.40	2.68	53.33	1,342	7.55	0.24	0.64	8.82	0.60	8.17
FBBC First Bell Bancorp, Inc. of PA(7)	26.25	119.07	1.64	17.72	16.51	148.14	12.90	148.14	16.01	0.84	3.20	51.22	923	8.71	0.12	0.81	9.52	0.83	9.81
FNFG First Niagara Financial of NY	14.95	1058.25	0.50	10.15	NM	147.29	29.71	173.23	29.90	0.24	1.61	48.00	3,562	20.17	0.32	1.05	7.34	1.12	7.81
FSLA First Sentinel Bancorp of NJ	16.80	464.02	0.88	7.85	17.32	214.01	20.44	218.18	19.09	0.42	2.50	47.73	2,271	9.55	0.06	1.18	12.05	1.07	10.93
FFIC Flushing Fin. Corp. of NY	22.17	286.92	1.53	11.06	14.30	200.45	15.46	206.04	14.49	0.44	1.98	28.76	1,856	7.71	0.12	1.19	14.95	1.18	14.75
GAF GA Financial Corp., Inc. of PA	27.10	134.01	1.27	19.51	18.69	138.90	14.83	139.05	21.34	0.80	2.95	62.99	904	10.68	0.29	0.82	7.28	0.72	6.38
NEPF Northeast PA Fin. Corp of PA	15.50	64.74	-0.47	15.43	NM	100.45	7.31	124.50	NM	0.48	3.10	NM	886	7.28	0.78	0.17	2.28	-0.22	-2.98
OCFC OceanFirst Fin. Corp of NJ	25.85	351.95	1.07	9.90	17.47	261.11	19.99	264.04	24.16	0.80	3.09	74.77	1,761	7.65	0.15	1.16	14.64	0.84	10.58
PVSA Parkvale Financial Corp of PA	25.27	140.20	1.77	17.93	13.30	140.94	8.53	159.53	14.28	0.72	2.85	40.68	1,643	6.06	0.61	0.65	10.78	0.60	10.04
PFSB PennFed Fin. Services of NJ	28.25	193.17	1.97	17.09	14.05	165.30	10.66	169.98	14.34	0.40	1.42	20.30	1,812	6.45	0.09	0.74	11.59	0.73	11.35
PFNC Progress Financial Corp. of PA(7)	26.85	188.65	0.94	9.17	NM	292.80	17.00	297.34	28.56	0.32	1.19	34.04	1,110	5.80	0.59	0.61	9.49	0.65	10.14
PFS Provident Financal Serv of NJ	20.23	1244.91	0.54	13.65	NM	148.21	33.85	152.33	NM	0.20	0.99	37.04	3,678	22.84	0.18	0.79	3.44	0.90	3.96
SFFS Sound Fed Bancorp Inc of NY	15.62	206.92	0.61	10.55	25.61	148.06	24.76	164.42	25.61	0.20	1.28	32.79	836	16.72	0.11	1.08	8.48	1.08	8.48
THTL Thistle Group Holdings of PA	18.29	95.57	0.72	14.61	20.32	125.19	10.46	139.19	25.40	0.36	1.97	50.00	914	8.36	0.48	0.56	6.19	0.45	4.95
TRST TrustCo Bank Corp of NY	12.88	954.67	0.62	3.16	17.89	NM	35.58	NM	20.77	0.60	4.66	NM	2,683	8.73	0.15	1.98	22.86	1.70	19.68
WSFS WSFS Financial Corp. of DE(7)	43.70	333.30	18.66	25.69	2.47	170.11	16.56	170.11	2.34	0.20	0.46	1.07	2,013	9.73	0.43	7.04	NM	7.43	NM
WSBI Warwick Community Bncrp of NY	29.49	133.71	1.67	16.94	16.03	174.09	16.15	179.93	17.66	0.60	2.03	35.93	828	9.28	0.29	1.04	10.44	0.94	9.47
WYPT Waypoint Financial Corp of PA	18.57	626.11	1.05	12.53	13.65	148.20	11.10	154.62	17.69	0.48	2.58	45.71	5,639	7.49	0.35	0.82	10.19	0.64	7.87
WGBC Willow Grove Bancorp of PA	16.55	172.58	0.53	11.20	22.99	147.77	20.43	149.10	NM	0.36	2.18	67.92	845	13.83	NA	0.93	6.06	0.69	4.46

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3

Public Market Pricing of New England Thrifts
($1 Billion -$6 Billion in Assets)

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-3
Market Pricing Comparatives
Prices As of August 29, 2003

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4): Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	22.26	352.98	0.99	15.25	15.87	150.57	15.74	160.21	18.24	0.48	2.22	36.60	2,351	10.55	0.70	0.89	9.30	0.67	6.53
All Public Companies	22.26	352.98	0.99	15.25	15.87	150.57	15.74	160.21	18.24	0.48	2.22	36.60	2,351	10.55	0.70	0.89	9.30	0.67	6.53
State of NY	23.43	888.23	1.08	12.57	16.63	190.62	22.07	211.22	19.47	0.53	2.25	34.17	4,405	11.33	0.43	1.22	12.20	0.93	8.93
Comparable Group Average	26.02	376.25	0.13	17.19	17.29	151.80	21.52	178.97	18.59	0.57	2.23	46.60	2,040	14.52	0.20	0.64	5.29	0.29	1.13
New England Companies	26.02	376.25	0.13	17.19	17.29	151.80	21.52	178.97	18.59	0.57	2.23	46.60	2,040	14.52	0.20	0.64	5.29	0.29	1.13
Comparable Group																			
New England Companies																			
BHL Berkshire Hills Bancorp of MA	32.40	190.22	-0.18	20.14	NM	160.87	17.01	176.28	NM	0.48	1.48	NM	1,118	10.57	0.32	0.18	1.55	-0.10	-0.85
BFD BostonFed Bancorp, Inc. of MA	31.02	137.26	-2.34	20.68	NM	150.00	8.92	169.97	NM	0.64	2.06	NM	1,539	5.94	NA	-0.15	-2.48	-0.68	-11.14
BRKL Brookline Bancorp of MA	15.29	880.99	0.22	10.67	NM	143.30	62.31	143.30	NM	0.34	2.22	NM	1,414	43.48	NA	1.24	3.20	0.88	2.27
SBMC Connecticut Bancshares of CT(7)	51.05	549.04	2.60	23.20	18.91	220.04	20.97	248.18	19.63	0.72	1.41	27.69	2,619	9.53	0.09	1.14	11.51	1.10	11.09
FESX First Essex Bancorp, Inc of MA(7)	52.61	406.94	2.57	19.45	19.93	270.49	22.89	299.60	20.47	0.96	1.82	37.35	1,778	8.46	0.29	1.16	14.30	1.13	13.92
FAB FirstFed America Bancorp of MA	19.90	340.99	0.01	11.64	13.72	170.96	12.72	233.02	NM	0.52	2.61	NM	2,681	7.44	0.08	0.99	13.48	0.01	0.09
MASB MassBank Corp. of Reading MA	36.88	161.17	1.95	25.20	19.21	146.35	15.98	147.82	18.91	0.92	2.49	47.18	1,009	10.92	0.04	0.83	7.28	0.85	7.40
SCFS Seacoast Fin Serv Corp of MA	20.65	546.89	1.13	14.82	18.94	139.34	12.22	203.45	18.27	0.52	2.52	46.02	4,477	8.77	0.36	0.75	8.71	0.78	9.03

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT IV-1

Stock Prices:
As of August 29, 2003

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of August 29, 2003

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. SAIF-Insured Thrifts(no MHC)														
SAIF-Insured Thrifts(173)	21.89	11,660	325.9	23.21	15.34	21.72	0.86	31.09	25.75	1.43	1.03	15.84	14.94	173.88
NYSE Traded Companies(12)	34.74	74,003	2,622.3	36.76	22.13	34.02	3.12	26.01	33.53	3.05	1.98	19.58	17.86	272.11
AMEX Traded Companies(14)	22.25	4,613	90.0	23.58	15.18	22.13	0.77	43.06	32.99	1.09	0.52	17.00	16.15	202.47
NASDAQ Listed OTC Companies(147)	20.73	6,868	147.1	21.99	14.76	20.60	0.67	30.40	24.38	1.32	1.00	15.40	14.56	162.56
California Companies(15)	32.93	26,052	1,402.1	34.53	20.70	32.66	0.94	49.95	46.58	2.64	2.02	18.61	18.13	242.99
Florida Companies(7)	20.82	20,622	401.0	21.74	13.54	20.49	2.85	36.92	37.44	1.17	1.05	11.77	11.10	143.14
Mid-Atlantic Companies(36)	20.88	22,043	473.8	21.98	14.36	20.56	1.90	32.60	28.21	1.33	1.07	13.71	12.53	172.53
Mid-West Companies(82)	20.25	5,436	112.0	21.64	14.69	20.18	0.31	27.33	20.63	1.25	0.83	16.13	15.33	161.80
New England Companies(5)	28.41	14,556	480.8	29.73	19.95	28.08	0.85	30.76	29.56	1.70	0.67	19.31	15.48	258.80
North-West Companies(8)	24.28	16,812	425.6	25.63	16.31	23.79	1.98	37.51	31.73	1.76	1.45	15.72	14.91	154.38
South-East Companies(13)	20.85	4,269	85.4	21.92	15.18	20.65	1.00	29.81	25.10	1.44	1.06	17.00	16.66	141.27
South-West Companies(4)	19.48	2,553	62.0	21.61	16.01	19.47	0.09	16.85	7.02	1.77	1.60	17.11	15.32	277.67
Western Companies (Excl CA)(3)	18.05	2,734	32.8	20.08	12.62	18.67	-2.80	19.95	13.00	0.63	0.44	15.66	15.57	190.46
Thrift Strategy(163)	21.81	9,384	285.7	23.16	15.28	21.67	0.72	31.34	25.76	1.41	1.04	15.89	15.07	170.43
Mortgage Banker Strategy(8)	25.32	56,461	1,152.6	26.49	17.96	24.67	3.27	24.00	26.02	1.77	0.95	16.45	13.83	254.98
Real Estate Strategy(2)	13.95	5,462	76.7	14.46	9.28	13.78	1.39	40.20	24.12	1.28	0.76	9.32	9.31	111.40
Companies Issuing Dividends(157)	21.95	11,813	334.0	23.28	15.56	21.79	0.80	28.69	23.49	1.44	1.06	15.99	15.08	172.54
Companies Without Dividends(16)	21.26	10,044	240.1	22.46	13.08	20.98	1.44	56.41	49.66	1.28	0.74	14.30	13.42	187.96
Equity/Assets <6%(13)	21.15	16,001	387.5	23.13	14.41	20.68	2.42	28.46	26.11	1.48	0.47	14.99	13.09	285.35
Equity/Assets 6-12%(116)	23.10	13,279	396.5	24.44	16.00	22.87	1.18	31.51	27.04	1.59	1.17	15.90	14.88	187.61
Equity/Assets >12%(44)	18.83	6,151	119.8	19.94	13.82	18.91	-0.43	30.66	22.20	0.98	0.81	15.92	15.58	107.12
Converted Last 3 Mths (no MHC)(1)	13.34	8,001	106.7	16.62	6.50	13.35	-0.07	83.49	76.22	0.56	0.55	11.00	11.00	38.45
Actively Traded Companies(13)	30.89	55,488	2,045.5	32.05	21.72	30.45	2.27	19.71	22.59	2.37	1.85	16.74	14.36	223.34
Market Value Below $20 Million(21)	14.21	1,110	14.7	15.46	10.63	14.36	-0.50	23.04	13.78	0.50	0.38	13.79	13.53	133.87
Holding Company Structure(171)	21.99	11,753	329.4	23.31	15.45	21.82	0.87	30.65	25.14	1.44	1.04	15.92	15.00	174.79
Assets Over $1 Billion(53)	26.25	32,169	956.6	27.79	17.84	25.86	1.88	28.02	29.08	1.94	1.36	15.33	13.95	201.49
Assets $500 Million-$1 Billion(37)	22.15	4,423	89.9	23.32	15.28	21.87	1.27	35.86	27.03	1.39	1.05	16.35	15.31	190.03
Assets $250-$500 Million(38)	20.62	2,830	51.1	22.00	15.07	20.58	0.43	31.63	25.32	1.36	1.05	16.59	15.66	167.67
Assets less than $250 Million(45)	17.70	1,331	22.0	18.87	12.76	17.77	-0.31	30.15	21.22	0.91	0.63	15.41	15.17	133.79
Goodwill Companies(107)	23.29	14,699	348.2	24.63	16.22	23.04	1.16	28.70	25.26	1.61	1.17	16.21	14.74	188.61
Non-Goodwill Companies(65)	19.80	6,756	293.5	21.10	14.07	19.76	0.36	34.39	25.87	1.14	0.82	15.42	15.42	151.87
Acquirors of FSLIC Cases(6)	35.19	49,778	2,877.1	36.97	24.17	34.99	1.18	19.41	26.59	2.47	1.79	20.85	19.98	268.09

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 29, 2003

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. BIF-Insured Thrifts(no MHC)														
BIF-Insured Thrifts(31)	24.72	25,049	627.0	26.13	17.42	24.44	1.05	25.94	30.36	1.43	1.04	14.70	13.64	157.24
NYSE Traded Companies(4)	26.41	99,210	2,851.4	28.12	17.60	26.29	0.44	33.59	39.99	2.04	0.45	11.92	9.66	108.75
AMEX Traded Companies(4)	26.28	3,118	86.8	27.63	18.89	25.62	2.67	21.37	24.72	0.82	0.59	17.86	17.14	184.58
NASDAQ Listed OTC Companies(23)	24.12	12,899	244.0	25.47	17.15	23.87	0.92	25.05	29.22	1.40	1.23	14.79	13.93	163.13
Mid-Atlantic Companies(11)	24.95	56,837	1,502.1	27.02	17.82	24.86	0.38	21.96	32.68	1.81	1.01	13.07	11.48	134.29
New England Companies(16)	26.39	8,968	180.2	27.36	18.73	26.04	1.21	24.81	28.38	1.23	1.05	16.67	15.65	185.56
North-West Companies(3)	21.75	6,690	136.9	23.20	14.10	21.01	3.42	38.97	31.01	1.46	1.25	13.24	13.23	132.61
South-East Companies(1)	9.97	3,080	30.7	10.89	6.92	10.19	-2.16	37.33	33.11	0.54	0.54	8.19	8.19	69.57
Thrift Strategy(28)	24.72	25,049	627.0	26.13	17.42	24.44	1.05	25.94	30.36	1.43	1.04	14.70	13.64	157.24
Companies Issuing Dividends(31)	24.72	25,049	627.0	26.13	17.42	24.44	1.05	25.94	30.36	1.43	1.04	14.70	13.64	157.24
Equity/Assets <6%(2)	20.54	4,711	96.8	23.12	14.24	19.36	6.10	41.66	25.24	1.70	1.44	10.20	10.20	172.19
Equity/Assets 6-12%(23)	26.90	23,003	665.3	28.36	19.15	26.64	0.86	20.31	25.62	1.63	1.13	15.55	14.20	181.78
Equity/Assets >12%(6)	18.53	34,918	594.2	19.56	12.48	18.33	0.81	41.15	46.20	0.76	0.68	12.78	12.46	77.05
Actively Traded Companies(6)	28.97	4,565	110.0	29.84	20.98	28.63	1.03	23.57	30.13	1.69	1.69	18.46	18.13	184.13
Holding Company Structure(28)	24.08	28,122	702.7	25.49	16.97	23.74	1.26	25.01	30.07	1.36	0.94	14.39	13.22	150.30
Assets Over $1 Billion(15)	24.71	54,574	1,375.9	26.37	17.37	24.59	0.40	20.49	33.39	1.44	0.81	13.68	11.89	124.39
Assets $500 Million-$1 Billion(6)	25.09	5,420	127.4	26.38	17.16	24.50	2.48	34.35	28.24	1.49	1.12	14.09	13.19	165.90
Assets $250-$500 Million(7)	26.72	2,182	53.0	28.29	19.48	26.73	-0.03	23.74	25.89	1.70	1.50	18.11	17.72	222.91
Assets less than $250 Million(3)	20.05	1,781	28.5	20.44	14.05	19.19	2.73	33.47	32.41	0.76	0.80	12.85	12.82	129.05
Goodwill Companies(21)	25.82	33,585	877.6	27.55	18.40	25.67	0.57	21.97	29.87	1.60	1.04	15.01	13.39	162.46
Non-Goodwill Companies(9)	22.92	9,872	169.5	23.82	15.91	22.32	2.20	32.71	29.97	1.13	1.05	14.49	14.49	148.72

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 29, 2003

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
SAIF-Insured Thrifts(14)	20.98	15,036	107.0	23.55	15.57	20.77	0.76	24.85	18.54	0.56	0.49	10.37	9.60	89.60
BIF-Insured Thrifts(5)	24.63	53,970	396.2	24.91	15.36	23.84	3.90	45.46	36.54	0.69	0.63	10.53	9.75	105.83
AMEX Traded Companies(2)	16.37	6,159	58.4	16.90	11.75	14.71	9.14	21.08	28.01	0.24	0.22	10.08	10.08	59.84
NASDAQ Listed OTC Companies(17)	22.81	29,197	209.9	24.89	16.01	22.60	0.69	32.22	23.28	0.65	0.57	10.46	9.58	98.98
Mid-Atlantic Companies(12)	20.50	25,630	147.8	22.58	14.11	20.34	0.40	33.90	25.42	0.61	0.57	9.19	8.35	88.37
Mid-West Companies(4)	22.53	25,708	220.7	24.39	15.75	22.09	2.22	31.22	22.93	0.70	0.50	12.05	11.49	102.87
New England Companies(2)	25.97	35,840	429.3	26.40	17.73	24.25	8.87	29.81	30.42	0.63	0.57	14.10	13.16	135.91
South-East Companies(1)	29.84	19,539	118.3	32.75	25.72	29.90	-0.20	-0.73	-3.99	0.14	0.11	11.62	11.30	51.87
Thrift Strategy(18)	21.56	24,290	157.1	23.57	15.16	21.17	1.73	31.51	24.16	0.57	0.51	10.08	9.38	88.33
Diversified Strategy(1)	29.90	61,640	752.0	30.10	21.11	29.64	0.88	21.35	18.65	1.03	0.92	15.74	13.86	191.13
Companies Issuing Dividends(19)	22.05	26,487	192.1	23.95	15.51	21.67	1.68	30.91	23.84	0.60	0.53	10.41	9.64	94.37
Equity/Assets 6-12%(12)	22.82	39,490	281.8	25.07	15.80	22.54	1.17	34.27	24.51	0.73	0.62	10.52	9.52	117.44
Equity/Assets >12%(7)	20.96	7,911	63.9	22.35	15.09	20.43	2.40	26.11	22.88	0.41	0.41	10.26	9.82	61.42
Holding Company Structure(16)	20.89	25,350	160.4	22.84	14.56	20.46	1.88	32.37	24.84	0.58	0.51	9.83	9.24	90.68
Assets Over $1 Billion(8)	26.04	67,971	488.0	27.68	17.88	25.89	0.65	28.72	20.45	0.83	0.76	11.22	10.12	106.81
Assets $500 Million-$1 Billion(2)	19.15	7,957	70.4	20.23	13.03	17.46	9.02	32.12	30.19	0.28	0.23	10.15	9.91	94.80
Assets $250-$500 Million(6)	22.29	3,206	25.6	25.01	15.44	21.95	1.40	41.65	32.57	0.60	0.50	10.39	9.38	104.75
Assets less than $250 Million(3)	15.54	2,435	14.2	16.87	12.54	15.48	-0.58	13.00	8.90	0.36	0.35	9.04	9.02	48.47
Goodwill Companies(11)	21.71	17,811	150.6	23.14	15.48	21.48	1.11	31.96	22.86	0.62	0.53	10.66	9.20	104.77
Non-Goodwill Companies(8)	22.44	36,247	238.7	24.86	15.54	21.88	2.32	29.73	24.94	0.58	0.53	10.14	10.14	82.68
MHC Institutions(19)	22.05	26,487	192.1	23.95	15.51	21.67	1.68	30.91	23.84	0.60	0.53	10.41	9.64	94.37

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 29, 2003

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
		Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	32.14	80,673	2,592.8	33.99	21.60	31.50	2.03	-3.97	18.38	2.78	2.55	18.32	16.02	276.21
BBX	BankAtlantic Bancorp of FL	14.82	58,630	868.9	14.99	7.30	13.77	7.63	44.59	56.83	1.10	1.14	8.46	6.93	99.12
CFB	Commercial Federal Corp. of NE	24.80	43,940	1,089.7	26.19	19.01	23.85	3.98	-4.87	6.21	2.25	0.26	17.01	12.87	294.35
DSL	Downey Financial Corp. of CA	42.27	27,929	1,180.6	45.40	30.44	42.35	-0.19	2.85	8.38	3.70	2.46	31.13	31.01	427.78
FED	FirstFed Financial Corp. of CA	39.70	16,992	674.6	40.60	23.63	38.74	2.48	42.91	37.13	3.63	3.31	23.69	23.20	262.54
FBC	Flagstar Bancorp, Inc of MI	19.53	59,499	1,162.0	26.45	8.36	19.38	0.77	76.26	80.83	3.43	-0.97	8.99	8.99	170.98
GDW	Golden West Fin. Corp. of CA	86.27	152,451	13,151.9	88.10	57.13	86.70	-0.50	28.49	20.14	6.73	6.69	35.50	35.50	473.58
GPT	GreenPoint Fin. Corp. of NY*	33.88	138,110	4,679.2	36.48	24.46	33.58	0.89	0.62	12.48	3.73	1.42	13.89	11.03	164.19
NDE	IndyMac Bancorp of CA	23.06	55,364	1,276.7	27.33	16.14	22.37	3.08	0.74	24.72	2.73	-1.31	16.48	15.87	192.57
NYB	New York Community Bcrp of NY*	30.76	138,679	4,265.8	33.18	18.19	30.73	0.10	29.19	42.01	1.90	1.75	9.56	4.71	89.34
PFB	PFF Bancorp, Inc. of Pomona CA	40.11	11,821	474.1	42.22	23.50	40.01	0.25	19.20	28.35	3.04	2.91	24.20	24.10	263.50
PFS	Provident Financal Serv of NJ*	20.23	61,538	1,244.9	20.72	14.80	20.07	0.80	102.30	102.30	0.47	0.54	13.65	13.28	59.77
SOV	Sovereign Bancorp, Inc. of PA	19.68	295,858	5,822.5	19.75	11.20	17.90	9.94	28.63	40.07	1.24	1.09	10.58	6.08	139.74
SIB	Staten Island Bancorp of NY*	20.78	58,513	1,215.9	22.10	12.96	20.79	-0.05	2.26	3.18	2.07	-1.92	10.58	9.64	121.68
WBS	Webster Financial Corp. of CT	38.95	45,640	1,777.7	40.26	30.33	37.62	3.54	2.42	11.93	3.51	3.03	24.09	17.14	316.66
WES	Westcorp of Irvine CA	35.58	39,240	1,396.2	35.84	16.90	34.06	4.46	74.93	69.43	2.45	2.54	16.56	16.55	348.24
AMEX Traded Companies															
ANE	Alliance Bncp of New Eng of CT(8)*	32.80	2,679	87.9	33.10	14.40	32.90	-0.30	115.79	62.78	1.34	1.37	11.34	11.32	160.20
BHL	Berkshire Hills Bancorp of MA*	32.40	5,871	190.2	34.30	21.77	33.20	-2.41	24.86	37.58	0.33	-0.18	20.14	18.38	190.49
BFD	BostonFed Bancorp, Inc. of MA	31.02	4,425	137.3	31.10	22.75	30.25	2.55	10.79	16.18	-0.52	-2.34	20.68	18.25	347.90
CNY	Carver Bancorp, Inc. of NY	17.30	2,283	39.5	17.85	9.15	17.85	-3.08	59.45	54.19	1.69	1.69	17.15	17.10	225.60
EFC	EFC Bancorp, Inc of Elgin IL	20.01	4,588	91.8	20.60	16.01	20.15	-0.69	17.02	9.64	1.44	1.31	16.75	16.75	187.22
FCB	Falmouth Bancorp, Inc. of MA*	29.70	906	26.9	29.93	22.25	26.90	10.41	23.75	22.47	0.66	0.91	19.18	19.18	180.97
FDT	Federal Trust Corp of FL	7.49	6,591	49.4	7.49	3.76	6.85	9.34	92.05	81.36	0.38	0.28	4.00	4.00	65.90
FAB	FirstFed America Bancorp of MA	19.90	17,135	341.0	20.61	11.40	19.90	0.00	62.71	60.10	1.45	0.01	11.64	8.54	156.44
GAF	GA Financial Corp., Inc. of PA	27.10	4,945	134.0	29.05	18.50	28.57	-5.15	41.15	14.35	1.45	1.27	19.51	19.49	182.74
GOV	Gouverneur Bcp MHC of NY(42.4)	10.70	2,278	10.3	11.10	9.15	10.55	1.42	3.88	13.83	0.26	0.23	7.71	7.71	38.99
KNK	Kankakee Bancorp, Inc. of IL	51.25	933	47.8	58.00	35.00	50.01	2.48	37.69	40.22	0.29	-0.48	33.32	29.05	554.10
KYF	Kentucky First Bancorp of KY(8)	23.05	883	20.4	24.50	14.30	23.02	0.13	60.63	40.98	0.99	0.99	14.99	14.99	84.39
NBN	Northeast Bancorp of Auburn ME*	16.75	2,577	43.2	18.65	12.65	16.75	0.00	15.52	14.10	1.48	1.03	14.26	13.85	182.27
SZB	SouthFirst Bancshares of AL	14.20	726	10.3	15.15	11.60	14.00	1.43	16.39	1.43	0.65	-0.67	17.22	16.47	193.29
SRN	Southern Banc Company of AL	17.20	961	16.5	19.00	11.71	18.00	-4.44	46.13	14.67	0.96	0.71	19.42	19.41	116.79
TSH	Teche Hlding Cp of Franklin LA	33.25	2,309	76.8	33.50	23.10	32.25	3.10	33.59	21.48	2.77	2.57	25.45	25.45	224.20
WSB	Washington SB, FSB of Bowie MD	9.53	6,905	65.8	10.75	4.87	9.45	0.85	68.67	66.90	0.73	0.37	4.71	4.71	42.42
WFD	Westfield Finl MHC of MA(47.0)*	22.04	10,039	106.5	22.70	14.34	18.86	16.86	38.27	42.19	0.22	0.21	12.45	12.45	80.68
WFI	Winton Financial Corp. of OH	13.40	4,558	61.1	13.83	9.20	12.95	3.47	34.67	21.16	1.30	0.81	9.69	9.67	113.47
WRO	Woronoco Bancorp, Inc of MA	27.55	3,606	99.3	29.64	20.25	27.50	0.18	39.49	27.25	1.60	1.29	21.52	21.01	222.06
NASDAQ Listed OTC Companies															
AMFC	AMB Fin. Corp. of Munster IN	15.00	949	14.2	17.00	9.80	15.00	0.00	52.75	26.16	1.32	1.31	12.61	12.61	162.52
ASBP	ASB Financial Corp. of OH	19.70	1,629	32.1	21.00	10.70	19.51	0.97	80.73	39.62	1.29	1.12	9.66	9.66	92.82
ABBK	Abington Bancorp of MA*	31.53	3,823	120.5	33.17	17.75	31.15	1.22	63.37	50.79	1.01	-0.34	15.28	12.65	248.65
AABC	Access Anytime Bancorp of NM	12.20	1,356	16.5	14.25	8.01	12.18	0.16	41.20	26.95	0.98	0.12	10.86	9.64	151.53
AFBC	Advance Fin. Bancorp of WV	24.21	932	22.6	25.99	17.50	25.80	-6.16	31.93	29.12	1.90	1.69	20.79	13.86	347.75
ALLB	Alliance Bank MHC of PA (20.0)	23.42	3,441	16.1	33.99	21.30	23.41	0.04	0.30	-0.17	0.28	0.29	10.12	10.12	107.16
ASBI	Ameriana Bancorp of IN	14.91	3,148	46.9	16.95	10.71	14.50	2.83	17.40	29.88	-0.25	-0.68	12.43	11.97	149.83
ABCW	Anchor BanCorp Wisconsin of WI	24.00	23,907	573.8	26.39	19.50	24.25	-1.03	10.19	15.66	2.00	1.48	12.54	11.63	151.53
ALFC	Atlantic Liberty Fincl of NY	18.59	1,711	31.8	20.90	12.75	18.98	-2.05	85.90	31.94	0.65	0.65	14.92	14.92	81.32
BCSB	BCSB Bankcorp MHC of MD (36.0)	16.25	5,874	34.3	17.75	11.71	16.06	1.18	25.97	18.18	0.33	0.25	7.84	7.37	108.91
BKMU	Bank Mutual Cp MHC of WI(49.8)(8)	36.96	21,425	410.6	37.62	20.06	37.05	-0.24	78.55	59.79	1.13	0.88	15.04	12.34	133.72
BKUNA	BankUnited Fin. Corp. of FL	21.74	29,593	643.4	22.34	13.70	21.11	2.98	22.82	34.36	1.21	0.96	14.87	13.92	235.87
BRBI	Blue River Bancshares of IN	4.86	2,406	11.7	5.45	4.13	4.55	6.81	12.50	13.02	-0.73	-0.66	5.07	5.07	44.20
BYFC	Broadway Financial Corp. of CA	12.21	1,820	22.2	13.01	7.79	12.00	1.75	52.63	32.14	0.80	0.79	8.93	8.93	118.95
BRKL	Brookline Bancorp of MA*	15.29	57,619	881.0	16.10	11.00	15.49	-1.29	21.83	28.49	0.31	0.22	10.67	10.67	24.54
CITZ	CFS Bancorp, Inc of Munster IN	13.84	12,143	168.1	15.06	13.05	13.99	-1.07	-0.57	-3.22	0.41	0.47	12.69	12.69	127.79
CKFB	CKF Bancorp of Danville KY	24.26	711	17.2	28.36	17.26	24.30	-0.16	33.66	30.08	1.90	1.90	20.14	18.60	198.77
CAFI	Camco Fin Corp of Cambridge OH	16.92	7,475	126.5	18.50	12.75	16.76	0.95	20.34	19.07	1.32	0.74	12.91	12.52	142.79
CFFN	Capitol Fd Fn MHC of KS (30.0)	28.34	73,297	631.3	32.22	20.20	28.51	-0.60	13.54	-1.60	1.03	0.77	13.51	13.51	117.73
CEBK	Central Bncrp of Somerville MA*	34.75	1,663	57.8	36.55	28.05	34.64	0.32	5.30	15.41	2.06	2.32	25.11	23.77	287.47
CHFN	Charter Fincl MHC of GA (20.0)	29.84	19,539	118.3	32.75	25.72	29.90	-0.20	-0.73	-3.99	0.14	0.11	11.62	11.30	51.87

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 29, 2003

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
CFSL	Chesterfield Financial of IL	22.40	3,880	86.9	22.99	18.00	22.97	-2.48	23.76	9.48	0.71	0.71	18.89	18.77	95.08
CTZN	Citizens First Bancorp of MI	20.76	8,480	176.0	22.80	17.52	20.79	-0.14	2.42	-1.42	1.51	1.36	18.09	18.09	125.82
CFSB	Citizens First Fin Corp. of IL	24.40	1,470	35.9	25.86	17.80	24.26	0.58	26.42	-3.56	1.36	0.77	22.22	22.22	235.98
CSBC	Citizens South Banking of NC	14.80	8,927	132.1	14.80	9.15	13.84	6.94	45.67	45.10	0.53	0.51	10.84	9.94	56.15
CBSA	Coastal Bancorp of Houston TX	29.05	5,158	149.8	32.75	27.01	29.02	0.10	-3.30	-10.20	2.98	3.40	25.36	21.20	493.16
CFCP	Coastal Fin. Corp. of SC	15.40	11,721	180.5	15.91	10.41	14.65	5.12	18.46	24.19	0.94	0.74	6.16	6.16	96.51
CCBI	Commercial Capital Bcrp of CA	21.05	14,638	308.1	21.40	7.76	20.13	4.57	163.13	137.32	1.10	0.51	6.24	5.35	96.45
CPFC	Community Fin. Corp. of VA	17.20	2,064	35.5	18.04	12.06	17.30	-0.58	33.64	36.94	1.53	1.51	13.25	13.23	148.59
CIBI	Community Inv. Bncp, Inc of OH	13.50	1,079	14.6	14.25	10.45	13.30	1.50	12.59	20.11	1.05	1.06	11.82	11.82	113.51
SBMC	Connecticut Bancshares of CT(8)*	51.05	10,755	549.0	51.66	33.50	51.10	-0.10	41.18	32.77	2.70	2.60	23.20	20.57	243.49
CRZY	Crazy Woman Creek Bncorp of WY	15.00	812	12.2	15.98	11.70	15.50	-3.23	19.62	18.76	0.33	0.47	16.76	16.48	98.19
DCOM	Dime Community Bancshars of NY*	23.81	25,398	604.7	28.00	18.60	23.86	-0.21	-8.70	24.33	1.96	1.92	10.80	8.55	124.64
DFBS	Dutchfork Bancshares Inc of SC	34.97	1,133	39.6	35.00	25.85	34.99	-0.06	34.55	28.42	2.85	1.03	27.63	27.63	188.10
ESBF	ESB Financial Corp. of PA	14.91	10,509	156.7	17.85	8.99	14.63	1.91	62.07	38.18	0.81	0.75	9.64	8.91	127.66
ESBK	Elmira Svgs Bank, FSB of NY*	28.50	1,036	29.5	32.48	21.14	29.00	-1.72	22.74	22.37	2.33	1.68	20.97	20.37	272.65
EVRT	Evertrust Fin. Grp, Inc. of WA*	27.50	4,840	133.1	28.47	17.85	26.61	3.34	38.19	27.02	1.48	1.31	19.31	19.31	147.41
FFDF	FFD Financial Corp of Dover OH	14.49	1,222	17.7	14.98	10.00	14.49	0.00	20.75	20.55	0.74	0.40	13.80	13.80	108.81
FFLC	FFLC Bancorp of Leesburg FL	27.32	5,393	147.3	28.90	17.83	27.12	0.74	40.90	38.61	1.69	1.62	13.81	13.81	171.14
FFWC	FFW Corporation of Wabash IN	20.30	1,312	26.6	20.40	15.35	20.00	1.50	31.56	22.14	1.78	1.30	17.79	17.04	180.37
FMCO	FMS Fin Corp. of Burlington NJ	16.99	6,484	110.2	20.40	9.15	13.84	22.76	54.31	26.60	1.04	1.02	9.26	9.07	182.30
FFHH	FSF Financial Corp. of MN	30.18	2,330	70.3	32.54	19.20	30.25	-0.23	49.04	29.20	2.85	1.47	21.60	19.48	233.23
FSBI	Fidelity Bancorp, Inc. of PA	22.00	2,534	55.7	22.20	16.18	21.58	1.95	32.13	27.39	1.58	1.36	16.89	15.56	247.51
FFFL	Fidelity Bankshares, Inc of FL	23.75	15,015	356.6	25.45	16.60	23.85	-0.42	17.05	32.68	1.19	1.07	11.50	11.35	179.78
FFED	Fidelity Fed. Bancorp of IN(8)	1.64	9,619	15.8	2.95	1.10	1.71	-4.09	-13.23	9.33	0.03	-0.06	1.43	1.43	15.38
FBTC	First BancTrust Corp of IL	22.44	1,278	28.7	22.92	15.67	22.26	0.81	40.16	34.53	1.23	0.95	20.88	20.88	169.75
FBEI	First Bancorp of Indiana of IN	20.19	1,605	32.4	20.95	14.00	19.92	1.36	34.60	39.72	0.88	0.54	18.55	17.23	117.55
FBSI	First Bancshares, Inc. of MO	17.14	1,632	28.0	18.50	11.25	16.66	2.88	42.83	29.36	1.36	1.36	15.96	15.61	163.47
FBBC	First Bell Bancorp, Inc. of PA(8)	26.25	4,536	119.1	26.70	16.39	26.29	-0.15	54.41	23.47	1.59	1.64	17.72	17.72	203.51
FCAP	First Capital, Inc. of IN	20.00	2,841	56.8	22.23	17.00	20.00	0.00	17.65	-1.62	1.20	1.18	15.33	13.20	140.30
FDEF	First Defiance Fin. Corp of OH	23.80	6,281	149.5	24.00	15.00	23.62	0.76	28.30	25.93	1.47	0.63	19.36	26.11	166.95
FESX	First Essex Bancorp, Inc of MA(8)*	52.61	7,735	406.9	52.74	29.65	49.86	5.52	61.88	57.51	2.64	2.57	19.45	17.56	229.82
FFBH	First Fed. Bancshares of AR	34.43	2,668	91.9	34.50	23.65	33.23	3.61	37.45	35.55	3.02	2.67	27.03	27.03	262.03
FTFC	First Fed. Capital Corp. of WI	20.63	19,787	408.2	21.42	16.85	20.76	-0.63	2.64	6.84	1.81	-0.45	11.13	8.93	160.56
FFBI	First Federal Bancshares of IL	31.49	2,063	65.0	32.00	17.56	31.55	-0.19	60.17	55.12	1.13	1.14	23.49	22.61	163.59
FFSX	First Federal Bankshares of IA	21.95	3,808	83.6	21.99	13.02	20.01	9.70	55.12	51.38	1.47	1.27	18.29	13.36	164.88
FFBZ	First Federal Bncrp, Inc of OH	7.55	3,219	24.3	8.45	7.20	7.65	-1.31	4.57	-5.03	0.46	0.57	6.74	6.74	73.04
FFCH	First Fin. Holdings Inc. of SC	27.65	12,611	348.7	31.73	22.58	28.15	-1.78	-9.82	11.67	2.15	1.59	12.84	11.57	179.93
FFHS	First Franklin Corp. of OH	16.88	1,637	27.6	16.88	11.75	16.00	5.50	38.36	25.04	1.16	0.47	14.70	14.70	169.96
FKAN	First Kansas Fin. Corp. of KS	17.06	908	15.5	17.95	13.21	17.95	-4.96	28.75	21.25	0.58	0.52	18.77	18.77	166.94
FKFS	First Keystone Fin., Inc of PA	24.00	1,993	47.8	24.10	13.80	23.04	4.17	54.84	50.00	1.40	1.05	16.80	16.80	278.05
CASH	First Midwest Fin., Inc. of IA	21.00	2,494	52.4	21.00	13.91	19.80	6.06	49.68	32.08	1.36	1.33	17.83	16.47	310.70
FMSB	First Mutual Bncshrs Inc of WA*	20.54	4,711	96.8	23.12	14.24	19.36	6.10	41.66	25.24	1.70	1.44	10.20	10.20	172.19
FNFG	First Niagara Financial of NY*	14.95	70,786	1,058.3	16.55	10.03	14.75	1.36	27.56	48.02	0.47	0.50	10.15	8.63	50.32
FNFI	First Niles Fin., Inc. of OH	16.05	1,422	22.8	16.88	15.02	16.09	-0.25	4.56	0.00	0.77	0.67	12.16	12.16	70.33
FPTB	First PacTrust Bancorp of CA	20.00	5,243	104.9	21.51	13.65	21.35	-6.32	37.17	18.91	0.66	0.68	16.52	16.52	101.51
FPFC	First Place Fin. Corp. of OH	16.90	13,309	224.9	19.36	13.15	17.48	-3.32	-5.85	1.62	1.25	0.53	13.73	11.97	117.11
FSFF	First SecurityFed Fin of IL	26.32	3,953	104.0	30.22	21.38	26.81	-1.83	22.42	8.36	2.05	2.05	20.16	20.15	120.69
FSLA	First Sentinel Bancorp of NJ	16.80	27,620	464.0	17.13	12.71	16.25	3.38	19.23	16.75	0.97	0.88	7.85	7.70	82.21
FBNW	FirstBank NW Corp. of ID	27.44	1,382	37.9	30.01	18.50	26.79	2.43	41.15	33.85	2.11	0.78	22.44	22.44	249.05
FFBK	FloridaFirst Bancorp of FL	25.07	5,379	134.9	25.17	17.40	24.50	2.33	30.23	4.81	1.09	0.90	19.04	17.11	154.71
FFIC	Flushing Fin. Corp. of NY*	22.17	12,942	286.9	22.65	14.85	22.23	-0.27	17.05	35.35	1.55	1.53	11.06	10.76	143.44
FKKY	Frankfort First Bancorp of KY	20.29	1,246	25.3	22.45	16.55	20.34	-0.25	9.73	16.95	1.03	1.03	14.47	14.47	111.56
GUPB	GFSB Bancorp, Inc of Gallup NM	17.20	1,146	19.7	17.82	13.02	17.20	0.00	12.64	4.31	1.34	1.27	15.11	15.11	188.32
GSLA	GS Financial Corp. of LA	18.78	1,345	25.3	19.20	18.00	18.62	0.86	3.59	3.47	0.65	0.25	22.85	22.85	160.29
GCFC	Grand Central Fin. Corp. of OH	11.63	1,975	23.0	13.13	9.01	11.91	-2.35	11.83	23.99	-0.38	-0.04	10.71	10.71	56.58
GTPS	Great American Bancorp of IL	33.15	770	25.5	33.50	23.89	33.00	0.45	35.31	17.14	2.39	1.55	23.11	22.48	219.08
PEDE	Great Pee Dee Bancorp of SC	15.99	1,764	28.2	16.74	12.10	15.99	0.00	20.23	7.75	0.82	0.93	14.66	13.94	82.00
GAFC	Greater Atlant. Fin Corp of VA	7.11	3,012	21.4	7.99	5.81	7.25	-1.93	8.55	13.58	0.55	-2.54	7.18	6.75	175.23
GCBC	Green Co Bcrp MHC of NY (43.0)	28.00	2,042	24.4	28.45	17.31	25.96	7.86	62.32	47.37	1.08	1.07	14.26	14.26	125.84
GFED	Guaranty Fed Bancshares of MO	17.03	2,996	51.0	17.25	13.35	17.14	-0.64	19.59	8.75	1.19	0.85	12.20	12.18	130.22
HCBB	HCB Bancshares, Inc. of AR	18.60	1,445	26.9	19.35	14.90	18.25	1.92	23.92	16.25	0.72	0.89	19.26	19.26	174.80
HFFC	HF Financial Corp. of SD	17.74	3,221	57.1	19.75	10.50	17.94	-1.11	49.45	24.06	1.35	1.42	15.58	13.96	239.63
HMNF	HMN Financial, Inc. of MN	20.90	4,445	92.9	21.15	15.55	21.00	-0.48	16.11	24.18	1.23	0.38	17.44	16.47	176.81
HARB	Harbor Florida Bancshrs of FL	25.54	23,750	606.6	27.83	18.21	26.24	-2.67	10.80	13.41	1.56	1.41	10.73	10.56	95.47
HARL	Harleysville Svgs Fin Cp of PA	26.19	2,264	59.3	27.58	20.05	26.80	-2.28	21.81	19.70	2.04	2.03	17.70	17.70	290.75

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-IA (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 29, 2003

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	Price Change Data: % Change From Last Week (%)	Price Change Data: % Change From 52 Wks Ago(2) (%)	Price Change Data: % Change From Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	Current Per Share Financials: 12 Mo. Core EPS(3) ($)	Current Per Share Financials: Book Value/ Share ($)	Current Per Share Financials: Tangible Book Value/ Share(4) ($)	Current Per Share Financials: Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
HWFG Harrington West Fncl of CA	14.27	4,328	61.8	15.67	10.75	14.99	-4.80	26.84	26.84	1.42	1.44	10.37	9.17	199.66
HFFB Harrodsburg 1st Fin Bcrp of KY	19.25	1,223	23.5	20.75	10.75	20.04	-3.94	57.27	54.62	0.91	0.96	16.75	16.24	140.95
HTHR Hawthorne Fin. Corp. of CA	39.10	7,683	300.4	39.85	24.64	39.17	-0.18	46.17	37.00	3.27	3.45	22.55	19.41	340.14
HMLK Hemlock Fed. Fin. Corp. of IL	31.75	974	30.9	31.75	25.87	29.31	8.32	13.39	17.59	1.92	1.48	22.35	20.96	333.53
HFWA Heritage Financial Corp of WA	21.76	6,408	139.4	24.47	16.01	21.35	1.92	35.16	22.18	1.43	1.23	10.10	9.06	91.71
HCBC High Country Bancorp of CO	30.00	895	26.9	33.25	18.75	31.25	-4.00	52.36	23.71	2.10	1.47	19.39	19.39	204.62
HIFS Hingham Inst. for Sav. of MA*	40.05	2,070	82.9	40.05	28.60	39.99	0.15	37.16	33.54	2.62	2.65	19.05	19.05	222.13
HCFC Home City Fin. Corp. of OH	13.65	784	10.7	14.19	9.15	13.45	1.49	17.67	16.67	0.77	0.70	14.92	14.50	189.33
HWEN Home Financial Bancorp of IN	5.30	1,356	7.2	6.22	3.90	5.40	-1.85	35.55	13.01	0.25	0.35	4.96	4.96	45.48
HLFC Home Loan Financial Corp of OH	16.40	1,652	27.1	17.55	12.85	17.00	-3.53	27.63	24.34	1.13	1.11	13.14	13.14	89.46
HFBC HopFed Bancorp of KY	16.27	3,630	59.1	16.85	11.78	16.26	0.06	31.63	22.61	1.03	0.84	13.07	11.41	135.15
HRZB Horizon Financial Corp. of WA*	17.20	10,520	180.9	18.00	10.21	17.06	0.82	37.05	40.75	1.20	1.00	10.22	10.17	78.22
HCBK Hudson Cty Bcp MHC of NJ(38.8)*	28.87	191,450	1,075.5	29.00	15.41	28.46	1.44	59.06	54.97	1.07	1.02	7.08	7.08	80.73
HRBT Hudson River Bancorp Inc of NY	30.35	15,171	460.4	31.08	20.65	29.14	4.15	15.71	22.63	1.92	1.91	17.43	12.75	167.28
ICBC Independence Comm Bnk Cp of NY	33.05	54,727	1,808.7	33.33	21.27	32.41	1.97	5.76	30.22	2.36	2.34	17.11	13.72	164.68
IFSB Independence FSB of DC	17.50	1,553	27.2	19.80	9.09	17.75	-1.41	64.01	82.67	0.26	-0.09	14.61	14.61	159.02
JXVL Jacksonville Bancorp Inc of TX(8)	37.11	1,798	66.7	37.30	24.40	37.11	0.00	42.73	32.54	3.57	3.58	24.43	22.55	262.37
JXSB Jcksnville Bcp MHC of IL(45.6)	16.00	1,941	13.9	16.95	10.20	15.75	1.59	50.94	48.01	0.37	0.04	10.68	9.07	134.55
JFBI Jefferson Bancshares of TN	13.34	8,001	106.7	16.62	6.50	13.35	-0.07	83.49	76.22	0.56	0.55	11.00	11.00	38.45
KFBI Klamath First Bancorp of OR(8)	22.06	6,981	154.0	22.24	13.24	21.50	2.60	47.07	37.45	0.55	0.61	17.40	12.02	207.69
LSBX LSB Corp of No. Andover MA*	15.99	4,204	67.2	17.52	11.00	16.02	-0.19	19.95	30.64	0.63	0.53	12.70	12.70	102.04
LSBI LSB Fin. Corp. of Lafayette IN	23.05	1,356	31.3	26.00	17.45	22.85	0.88	21.32	18.45	1.99	1.20	19.54	19.54	229.30
LARL Laurel Capital Group Inc of PA	20.75	1,882	39.1	21.26	17.25	20.30	2.22	4.69	7.96	1.46	1.45	14.55	12.06	168.31
LNCB Lincoln Bancorp of IN	19.25	4,436	85.4	19.44	16.27	19.18	0.36	4.22	15.82	0.99	0.67	17.71	17.21	124.99
LOGN Logansport Fin. Corp. of IN	18.66	859	16.0	19.35	14.40	19.17	-2.66	9.76	11.01	1.89	1.59	18.61	18.61	186.55
MAFB MAF Bancorp, Inc. of IL	38.23	23,201	887.0	40.40	28.60	38.48	-0.65	6.52	12.44	3.43	2.69	22.66	18.27	257.37
MFBC MFB Corp. of Mishawaka IN	26.07	1,268	33.1	29.10	20.10	26.98	-3.37	20.97	13.99	1.47	-0.14	25.82	25.82	336.23
MSBF MSB Financial, Inc of MI	16.50	1,301	21.5	16.57	11.00	16.57	-0.42	34.69	41.51	1.36	0.57	11.71	10.33	79.33
MASB MassBank Corp. of Reading MA*	36.88	4,370	161.2	37.08	27.05	35.44	4.06	18.39	30.32	1.92	1.95	25.20	24.95	230.79
MTXC Matrix Bancorp, Inc. of CO	9.14	6,496	59.4	11.00	7.40	9.25	-1.19	-12.12	-3.48	-0.55	-0.61	10.83	10.83	268.58
MFLR Mayflower Co-Op. Bank of MA*	20.48	1,358	27.8	20.49	12.97	20.49	-0.05	39.32	41.63	1.07	0.95	11.17	11.08	136.62
MCBF Monarch Community Bncrp of MI	14.50	2,403	34.8	14.75	10.01	14.54	-0.28	45.00	27.87	0.41	-0.07	15.48	15.48	90.12
MFSF MutualFirst Fin. Inc. of IN	25.25	5,268	133.0	26.75	17.85	26.15	-3.44	34.67	27.72	1.72	1.45	18.03	17.85	151.84
MYST Mystic Financial of MA*	24.30	1,542	37.5	24.50	15.43	24.00	1.25	41.77	39.26	1.07	0.78	16.58	16.58	270.87
NASB NASB Fin, Inc. of Grandview MO	34.65	8,429	292.1	36.30	19.16	33.80	2.51	54.76	50.65	2.93	2.00	14.54	14.42	133.21
NHTB NH Thrift Bancshares of NH	24.62	1,976	48.6	27.04	15.00	25.12	-1.99	38.39	32.37	2.48	1.37	18.60	12.45	250.92
NMIL Newmil Bancorp, Inc. of CT*	24.25	4,094	99.3	24.50	17.60	24.05	0.83	21.25	21.55	1.71	1.64	12.58	10.43	166.35
NBSI North Bancshares of Chicago IL	16.00	1,143	18.3	17.25	11.25	17.00	-5.88	19.31	7.82	0.50	0.34	11.92	11.92	116.43
FFFD North Central Bancshares of IA	35.92	1,602	57.5	36.75	27.10	35.78	0.39	25.16	15.87	3.90	3.89	24.51	21.40	268.80
NEIB Northeast Indiana Bncrp of IN	20.72	1,465	30.4	21.64	13.10	20.13	2.93	38.60	31.14	1.38	1.01	18.28	18.28	150.21
NEPF Northeast PA Fin. Corp of PA	15.50	4,177	64.7	17.42	13.96	14.96	3.61	1.57	-1.27	0.36	-0.47	15.43	12.45	212.06
NWSB Northwest Bcrp MHC of PA(25.4)	16.54	47,694	200.8	17.48	11.91	16.40	0.85	27.43	11.83	0.85	0.82	7.27	5.59	107.59
OCFC OceanFirst Fin. Corp of NJ	25.85	13,615	351.9	26.14	16.75	25.65	0.78	8.89	15.14	1.48	1.07	9.90	9.79	129.33
ONFC Oneida Fincl MHC of NY (45.7)	24.00	5,088	52.3	27.90	17.90	24.35	-1.44	27.73	33.33	0.71	0.56	9.89	7.47	84.37
OTFC Oregon Trail Fin. Corp. of OR(8)	24.40	3,041	74.2	26.02	20.11	24.23	0.70	13.75	16.75	1.71	1.66	20.18	20.15	121.72
PBNC PFS Bancorp Inc of IN	17.30	1,474	25.5	17.90	14.25	17.20	0.58	11.54	11.25	0.52	0.53	17.93	17.93	79.95
PHSB PHSB Financial Corp of PA	18.52	2,921	54.1	19.09	14.65	18.97	-2.37	25.99	18.34	0.88	0.73	16.21	16.21	109.82
PVFC PVF Capital Corp. of OH	14.50	6,365	92.3	15.09	9.36	14.60	-0.68	45.73	27.08	1.25	0.71	8.95	8.95	109.33
PPBI Pacific Premier Bncrp of CA(8)	7.34	1,334	9.8	8.50	3.85	7.30	0.55	63.11	38.23	2.13	1.75	8.90	8.90	187.73
PBCI Pamrapo Bancorp, Inc. of NJ	20.30	4,975	101.0	20.51	15.26	19.30	5.18	32.59	19.48	1.42	1.49	9.91	9.91	128.07
PFED Park Bancorp of Chicago IL	26.80	1,194	32.0	28.45	21.68	26.48	1.21	23.22	17.29	1.60	1.48	25.11	25.11	227.86
PVSA Parkvale Financial Corp of PA	25.27	5,548	140.2	26.98	20.95	25.25	0.08	2.06	9.58	1.90	1.77	17.93	15.84	296.11
PRTR Partners Trust MHC of NY(46.4)	22.74	14,204	149.9	24.52	12.95	22.40	1.52	51.70	42.84	0.86	0.92	12.08	9.40	91.79
PBHC Pathfinder BC MHC of NY (39.1)*	16.84	2,432	17.2	16.85	10.93	16.85	-0.06	54.07	14.48	0.56	0.45	8.84	6.86	116.42
PFSB PennFed Fin. Services of NJ	28.25	6,838	193.2	29.97	24.11	29.39	-3.88	8.74	4.05	2.01	1.97	17.09	16.62	265.06
PFDC Peoples Bancorp of Auburn IN	22.50	3,427	77.1	24.70	15.86	22.65	-0.66	16.58	15.38	1.66	1.54	18.52	17.65	146.25
PBCT Peoples Bank, MHC of CT (40.8)*	29.90	61,640	752.0	30.10	21.11	29.64	0.88	21.35	18.65	1.03	0.92	15.74	13.86	191.13
PCBI Peoples Community Bcrp. of OH	21.75	2,522	54.9	25.50	19.80	22.00	-1.14	-0.68	-4.19	1.45	1.41	18.20	16.27	246.66
PSFC Peoples Sidney Fin. Corp of OH	13.25	1,443	19.1	15.15	11.75	14.00	-5.36	12.77	6.00	0.59	0.59	12.00	12.00	99.33
PHFC Pittsburgh Fin Corp of PA(8)	19.55	1,425	27.9	19.85	10.80	19.62	-0.36	53.33	62.92	0.45	0.44	16.03	15.92	264.18
PFSL Pocahontas Bancorp, Inc. of AR	12.83	4,550	58.4	13.45	9.25	12.80	0.23	23.25	16.64	0.99	0.58	11.60	7.74	162.86
PFNC Progress Financial Corp. of PA(8)	26.85	7,026	188.6	27.10	8.57	16.74	60.39	210.76	142.77	0.88	0.94	9.17	9.03	157.97
PBCP Provident Bcp MHC of NY (45.1)(8)	38.80	7,953	140.7	39.30	27.40	38.21	1.54	36.43	24.96	1.37	1.18	14.55	12.70	140.16
PROV Provident Fin. Holdings of CA	30.30	4,987	151.1	31.75	22.25	30.00	1.00	27.79	14.43	2.93	0.58	20.33	20.29	237.04
PULB Pulaski Fin Cp of St. Louis MO	14.38	5,510	79.2	15.60	8.81	14.65	-1.84	56.64	34.02	1.06	0.11	6.56	6.56	84.61

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 29, 2003

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
QCBC Quaker City Bancorp, Inc of CA	39.75	6,366	253.0	42.75	29.71	38.90	2.19	10.42	20.71	3.55	3.31	21.86	21.80	254.81
RIVR River Valley Bancorp of IN	40.25	810	32.6	42.75	26.00	39.50	1.90	44.47	32.01	3.18	1.38	26.81	26.77	295.61
RVSB Riverview Bancorp, Inc. of WA	18.36	4,376	80.3	20.50	13.60	18.46	-0.54	22.24	22.40	1.09	1.19	12.61	12.54	100.57
ROME Rome Bncp Inc MHC of NY (41.6)*	25.50	4,290	29.9	25.89	15.00	25.40	0.39	54.55	52.42	0.57	0.57	8.52	8.52	60.17
RSLN Roslyn Bancorp, Inc. of NY(8)*	22.99	75,827	1,743.3	25.05	15.30	22.81	0.79	3.70	27.51	1.97	1.88	7.09	7.08	142.55
SCFS Seacoast Fin Serv Corp of MA*	20.65	26,484	546.9	22.90	17.32	20.35	1.47	-9.94	3.20	1.09	1.13	14.82	10.15	169.04
SVBI Severn Bancorp Inc of MD	26.12	4,143	108.2	26.45	14.64	26.25	-0.50	68.52	63.25	2.45	2.23	10.60	10.52	122.02
SKBO Skibo Fin Corp MHC of PA(39.8)	12.67	3,142	15.6	15.50	11.61	13.90	-8.85	5.94	-9.50	0.11	0.11	7.46	7.46	50.10
SOBI Sobieski Bancorp of S. Bend IN	12.36	676	8.4	13.99	10.96	11.51	7.38	-3.06	-8.38	-5.05	-4.23	14.23	14.23	194.66
SFFS Sound Fed Bancorp Inc of NY	15.62	13,247	206.9	15.87	8.80	15.40	1.43	74.92	43.57	0.61	0.61	10.55	9.50	63.08
SSFC South Street Fin. Corp. of NC*	9.97	3,080	30.7	10.89	6.92	10.19	-2.16	37.33	33.11	0.54	0.54	8.19	8.19	69.57
SMBC Southern Missouri Bncrp of MO	27.49	1,147	31.5	28.20	18.05	27.50	-0.04	52.30	31.53	2.39	2.39	21.89	19.18	243.64
STFR St. Francis Cap. Corp. of WI(8)	29.80	9,466	282.1	31.57	20.25	29.94	-0.47	27.95	27.24	2.62	0.93	20.49	19.09	238.15
SFFC StateFed Financial Corp. of IA	11.95	1,279	15.3	12.65	9.03	11.79	1.36	24.74	-0.91	0.15	0.12	11.12	11.12	78.73
STSA Sterling Financial Corp of WA	28.92	14,781	427.5	29.02	14.65	28.35	2.01	78.19	69.02	2.14	1.96	16.67	13.41	277.02
STBI Sturgis Bancorp of MI	11.00	2,809	30.9	11.50	9.16	11.00	0.00	3.77	5.26	1.01	0.27	10.10	8.25	104.86
THRD TF Fin. Corp. of Newtown PA	30.30	2,796	84.7	32.75	20.00	28.01	8.18	40.60	22.62	1.44	1.02	22.85	21.14	254.88
THTL Thistle Group Holdings of PA	18.29	5,225	95.6	18.70	10.13	16.30	12.21	59.04	56.19	0.90	0.72	14.61	13.14	174.86
TONE TierOne Corporation of NE	22.25	22,575	502.3	24.25	13.15	21.88	1.69	122.50	46.77	0.81	0.59	15.60	15.60	101.10
TSBK Timberland Bancorp, Inc. of WA	23.85	4,274	101.9	24.39	16.43	23.00	3.70	39.72	30.68	1.63	1.43	18.09	18.09	103.92
TRYF Troy Financial Corp of Troy NY(8)	35.24	9,251	326.0	35.69	22.84	34.71	1.53	25.50	30.62	1.47	1.43	16.71	13.34	134.88
TRST TrustCo Bank Corp of NY	12.88	74,120	954.7	13.24	8.75	12.74	1.10	5.14	19.48	0.72	0.62	3.16	3.15	36.20
UCBC Union Community Bancorp of IN	16.53	2,100	34.7	18.06	13.56	16.82	-1.72	10.20	5.29	1.17	1.17	16.64	15.29	130.48
UCFC United Community Fin. of OH	9.50	34,428	327.1	10.00	8.45	9.57	-0.73	10.08	9.83	0.66	0.41	8.02	6.92	57.50
UPFC United PanAm Fin. Corp of CA	17.29	15,871	274.4	17.93	5.50	16.41	5.36	166.00	176.64	0.94	0.93	6.14	6.14	85.02
UTBI United Tenn. Bancshares of TN	13.90	1,273	17.7	14.75	10.61	14.06	-1.14	24.11	19.42	1.35	1.33	12.60	11.94	90.23
WSFS WSFS Financial Corp. of DE(8)*	43.70	7,627	333.3	45.41	24.55	44.20	-1.13	39.62	32.54	17.69	18.66	25.69	25.69	263.95
WVFC WVS Financial Corp. of PA	18.00	2,586	46.5	18.93	15.10	18.09	-0.50	13.21	13.07	1.41	1.39	11.65	11.65	142.40
WSBI Warwick Community Bncrp of NY*	29.49	4,534	133.7	31.00	25.31	28.76	2.54	4.61	4.09	1.84	1.67	16.94	16.39	182.59
WFSL Washington Federal, Inc. of WA	25.36	69,648	1,766.3	25.36	18.65	24.78	2.34	8.61	12.26	2.13	2.10	14.41	13.90	103.99
WAYN Wayne Savings Bancorp of OH	13.70	3,907	53.5	15.22	10.25	13.75	-0.36	2.70	29.37	0.56	0.51	11.18	11.18	90.93
WYPT Waypoint Financial Corp of PA	18.57	33,716	626.1	19.00	14.86	18.21	1.98	10.08	9.56	1.36	1.05	12.53	12.01	167.26
WCFB Wbstr Cty Fed MHC of IA (38.5)	23.25	1,886	16.8	24.00	16.85	22.00	5.68	29.17	22.37	0.70	0.70	11.95	11.88	56.33
WEFC Wells Fin. Corp. of Wells MN	26.83	1,131	30.3	28.00	17.20	26.03	3.07	33.22	28.68	3.27	1.47	23.59	23.59	198.22
WOFC Western Ohio Fin. Corp. of OH	25.70	1,751	45.0	28.25	19.65	26.71	-3.78	26.41	23.32	1.43	1.14	24.70	24.70	203.53
WGBC Willow Grove Bancorp of PA	16.55	10,428	172.6	17.25	11.18	16.50	0.30	36.89	19.06	0.72	0.53	11.20	11.10	81.01

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of August 29, 2003

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
Market Averages. SAIF-Insured Thrifts(no MHCs)																		
SAIF-Insured Thrifts(173)	10.20	9.72	0.89	9.43	6.30	0.66	6.51	0.76	153.89	1.05	15.46	141.66	14.09	150.46	18.06	0.46	2.18	32.17
NYSE Traded Companies(12)	7.31	6.49	1.23	17.69	9.17	0.65	8.67	0.60	148.91	1.21	11.67	177.35	12.79	204.38	14.04	0.43	1.40	15.25
AMEX Traded Companies(14)	9.15	8.83	0.73	7.79	5.79	0.41	3.95	0.64	221.24	0.97	15.33	137.81	12.23	146.45	19.38	0.48	2.25	31.54
NASDAQ Listed OTC Companies(147)	10.56	10.08	0.88	8.86	6.10	0.68	6.56	0.79	147.82	1.05	15.85	138.88	14.38	146.06	18.30	0.46	2.24	33.86
California Companies(15)	8.05	7.83	1.17	15.02	7.82	0.83	11.10	0.39	197.60	1.32	12.90	184.68	14.27	177.33	15.14	0.32	1.08	14.21
Florida Companies(7)	8.42	7.92	0.93	11.11	5.67	0.84	9.93	0.72	177.09	0.80	18.09	183.24	15.38	193.25	21.06	0.28	1.19	21.24
Mid-Atlantic Companies(36)	8.83	8.20	0.89	10.43	6.23	0.72	7.75	0.42	204.32	1.10	16.29	156.01	14.42	172.19	18.51	0.46	2.17	32.72
Mid-West Companies(82)	10.91	10.45	0.81	7.99	6.15	0.55	4.88	0.99	116.34	1.00	15.38	126.78	13.55	134.31	18.54	0.49	2.49	37.17
New England Companies(5)	7.62	6.11	0.76	9.67	6.10	0.31	3.25	0.23	452.12	1.16	12.99	148.61	11.23	191.82	17.39	0.68	2.45	32.83
North-West Companies(8)	11.64	11.16	1.35	11.79	7.14	1.19	10.16	0.52	221.62	1.15	14.19	160.77	18.46	173.14	15.33	0.53	2.27	32.44
South-East Companies(13)	13.72	13.39	1.07	8.95	6.48	0.85	6.93	0.61	113.49	0.93	17.41	131.55	16.86	135.53	18.06	0.42	2.14	33.33
South-West Companies(4)	6.78	6.23	0.67	10.23	8.69	0.49	7.96	0.76	81.46	0.82	11.68	113.57	7.69	125.81	11.04	0.35	1.54	17.66
Western Companies (Excl CA)(3)	10.19	10.10	0.40	2.73	1.06	0.34	1.69	1.80	40.29	1.61	14.29	109.54	11.11	110.04	20.41	0.33	1.62	23.81
Thrift Strategy(163)	10.40	9.94	0.89	9.24	6.22	0.66	6.44	0.75	156.87	1.05	15.69	140.54	14.25	147.76	18.23	0.46	2.22	33.22
Mortgage Banker Strategy(8)	6.98	5.79	0.85	11.85	7.10	0.52	7.28	0.67	129.39	1.17	12.28	160.68	11.42	201.07	14.11	0.34	1.28	13.22
Real Estate Strategy(2)	8.36	8.35	1.15	14.50	9.16	0.69	8.63	1.27	38.44	0.57	10.95	150.15	12.54	150.29	18.48	0.34	2.46	26.57
Companies Issuing Dividends(157)	10.39	9.89	0.91	9.52	6.53	0.69	6.85	0.74	158.81	1.01	15.45	140.32	14.24	150.43	18.18	0.50	2.39	35.05
Companies Without Dividends(16)	8.22	7.83	0.65	8.45	3.99	0.31	2.86	0.90	98.44	1.45	15.64	155.69	12.53	150.83	15.79	0.00	0.00	0.00
Equity/Assets <6%(13)	5.18	4.61	0.64	12.08	6.75	0.09	0.68	0.81	126.27	1.36	12.05	143.74	7.50	160.62	13.21	0.37	1.56	19.41
Equity/Assets 6-12%(116)	8.74	8.21	0.90	10.36	6.76	0.66	7.53	0.77	163.31	1.07	14.48	149.70	13.11	159.84	17.21	0.47	2.15	29.88
Equity/Assets >12%(44)	15.48	15.12	0.93	6.23	4.97	0.80	5.32	0.71	135.71	0.90	19.31	119.74	18.49	123.04	21.58	0.44	2.44	42.13
Converted Last 3 Mths (no MHC)(1)	28.61	28.61	1.46	5.09	4.20	1.43	5.00	0.82	94.73	1.55	23.82	121.27	34.69	121.27	24.25	0.16	1.20	28.57
Actively Traded Companies(13)	7.95	6.90	1.10	13.98	7.15	0.84	10.20	0.80	175.91	1.17	12.93	182.12	14.51	216.39	14.63	0.50	2.02	23.59
Market Value Below $20 Million(21)	10.95	10.78	0.38	3.19	4.73	0.31	2.45	1.21	71.24	0.88	16.61	104.21	11.33	106.22	15.40	0.37	2.46	36.85
Holding Company Structure(171)	10.21	9.71	0.89	9.47	6.33	0.66	6.56	0.76	154.82	1.06	15.48	141.42	14.06	150.33	18.00	0.46	2.19	32.43
Assets Over $1 Billion(53)	8.27	7.57	1.11	13.61	7.03	0.75	8.82	0.56	197.81	1.24	14.05	176.20	14.76	191.50	16.76	0.44	1.81	23.42
Assets $500 Million-$1 Billion(37)	9.55	8.97	0.86	9.36	6.47	0.66	6.52	0.64	164.00	0.93	15.64	138.24	13.22	148.00	18.84	0.47	2.14	33.35
Assets $250-$500 Million(38)	10.98	10.52	0.90	8.58	6.45	0.71	6.37	0.89	159.32	1.04	15.80	130.02	14.05	138.50	18.41	0.50	2.43	35.81
Assets less than $250 Million(45)	12.34	12.16	0.66	5.39	5.19	0.50	3.98	0.99	82.72	0.95	16.88	115.17	14.08	117.12	18.61	0.43	2.44	38.93
Goodwill Companies(107)	9.57	8.78	0.97	10.58	6.82	0.71	7.38	0.60	187.70	1.05	14.81	146.55	13.92	160.97	17.58	0.49	2.23	31.66
Non-Goodwill Companies(65)	11.23	11.23	0.75	7.51	5.43	0.56	5.10	1.01	99.92	1.06	16.73	132.73	14.24	132.73	18.80	0.40	2.10	33.17
Acquirors of FSLIC Cases(6)	8.65	8.28	0.86	10.20	5.64	0.61	6.55	1.22	59.96	1.18	11.79	156.72	13.64	166.47	14.05	0.44	1.77	14.77

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 29, 2003

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. BIF-Insured Thrifts(no MHCs)																		
BIF-Insured Thrifts(31)	11.46	10.65	1.04	10.62	5.74	0.76	7.42	0.25	329.29	1.07	15.83	172.62	19.00	181.18	17.98	0.54	2.23	37.93
NYSE Traded Companies(4)	12.67	10.53	1.81	17.77	7.37	0.58	3.61	0.47	175.95	0.81	11.77	227.57	26.50	225.02	20.72	0.66	2.38	35.94
AMEX Traded Companies(4)	9.66	9.28	0.47	5.30	4.03	0.34	3.86	0.32	286.57	1.14	11.32	144.39	14.20	150.69	16.26	0.44	1.71	21.62
NASDAQ Listed OTC Companies(23)	11.49	10.89	0.96	9.95	5.67	0.86	8.79	0.18	394.90	1.11	16.87	165.50	18.17	179.07	17.73	0.53	2.28	39.35
Mid-Atlantic Companies(11)	11.58	10.01	1.45	14.90	6.92	0.87	8.13	0.36	192.95	0.90	12.86	198.72	21.87	206.58	18.98	0.60	2.30	35.90
New England Companies(16)	11.53	11.00	0.73	7.58	4.69	0.61	6.30	0.18	421.89	1.17	18.12	158.90	17.70	172.47	17.13	0.52	2.08	37.79
North-West Companies(3)	10.70	10.67	1.22	12.23	6.88	1.04	10.40	0.07	864.39	1.39	15.00	170.69	17.52	170.97	17.49	0.45	2.11	32.34
South-East Companies(1)	11.77	11.77	0.76	6.72	5.42	0.76	6.72	0.00	0.00	0.37	18.46	121.73	14.33	121.73	18.46	0.40	4.01	74.07
Thrift Strategy(28)	11.46	10.65	1.04	10.62	5.74	0.76	7.42	0.25	329.29	1.07	15.83	172.62	19.00	181.18	17.98	0.54	2.23	37.93
Companies Issuing Dividends(31)	11.46	10.65	1.04	10.62	5.74	0.76	7.42	0.25	329.29	1.07	15.83	172.62	19.00	181.18	17.98	0.54	2.23	37.93
Equity/Assets <6%(2)	5.92	5.92	1.06	16.92	8.28	0.90	14.33	0.12	864.39	1.20	12.08	201.37	11.93	201.37	14.26	0.28	1.36	16.47
Equity/Assets 6-12%(23)	8.79	7.87	1.03	11.60	6.16	0.69	7.56	0.31	297.78	0.94	15.38	179.54	15.78	190.10	17.24	0.60	2.31	37.87
Equity/Assets >12%(6)	20.85	20.23	1.04	6.44	3.97	0.94	5.84	0.12	250.79	1.46	19.43	145.90	30.36	151.05	22.70	0.39	2.13	43.54
Actively Traded Companies(6)	10.75	10.62	1.00	9.36	5.72	0.95	9.06	0.05	711.68	1.22	18.22	157.84	16.75	159.85	16.55	0.62	2.29	34.67
Holding Company Structure(28)	11.89	10.99	1.05	10.46	5.62	0.74	7.03	0.24	315.94	1.07	15.87	172.11	19.58	181.56	18.00	0.52	2.20	37.80
Assets Over $1 Billion(15)	14.63	13.05	1.29	12.09	5.58	0.79	6.67	0.31	275.01	0.96	14.27	188.03	25.25	200.37	19.34	0.57	2.24	39.28
Assets $500 Million-$1 Billion(6)	9.18	8.73	1.02	11.12	6.19	0.82	8.50	0.16	408.03	1.29	15.04	180.88	16.00	195.76	16.98	0.50	2.04	34.71
Assets $250-$500 Million(7)	8.57	8.41	0.79	9.40	6.30	0.69	8.09	0.24	416.05	1.13	17.30	145.74	12.40	148.29	15.83	0.53	2.07	28.48
Assets less than $250 Million(3)	10.18	10.16	0.64	6.62	4.29	0.66	6.72	0.00	0.00	0.90	18.80	153.31	15.24	153.81	20.01	0.51	2.90	65.07
Goodwill Companies(21)	10.46	9.22	1.14	11.90	6.22	0.76	7.40	0.30	259.57	1.00	14.22	179.90	18.39	193.64	17.94	0.56	2.18	36.40
Non-Goodwill Companies(9)	14.00	14.00	0.85	8.02	4.78	0.76	7.34	0.06	782.43	1.19	18.75	155.80	20.79	155.80	17.21	0.47	2.25	39.19

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 29, 2003

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(14)	13.11	12.30	0.66	5.46	2.64	0.59	4.77	0.77	186.12	1.15	24.84	201.09	26.26	221.83	23.69	0.56	2.68	53.41
BIF-Insured Thrifts(5)	10.84	10.30	0.74	7.38	2.74	0.70	6.84	0.43	168.39	0.96	28.01	214.20	27.11	234.38	28.30	0.60	2.32	58.21
AMEX Traded Companies(2)	17.60	17.60	0.48	2.60	1.71	0.43	2.36	0.52	153.11	1.15	NM	157.90	27.38	157.90	NM	0.23	1.67	0.00
NASDAQ Listed OTC Companies(17)	11.75	10.93	0.71	6.48	2.80	0.64	5.78	0.68	184.51	1.09	25.89	211.00	26.40	234.55	24.84	0.62	2.69	55.81
Mid-Atlantic Companies(12)	11.35	10.48	0.74	6.87	2.87	0.69	6.43	0.71	210.23	0.98	24.70	209.19	24.81	236.07	24.84	0.45	2.31	55.81
Mid-West Companies(4)	13.54	13.10	0.81	5.72	2.99	0.65	4.02	0.78	59.99	0.87	27.51	184.71	25.75	193.96	NM	0.75	3.19	0.00
New England Companies(2)	11.83	11.34	0.40	4.23	2.22	0.37	3.83	0.32	237.99	1.34	29.03	183.49	21.48	196.38	NM	0.88	3.06	0.00
South-East Companies(1)	22.40	21.79	0.27	1.20	0.47	0.21	0.95	0.53	131.09	2.49	NM	256.80	57.53	264.07	NM	0.80	2.68	0.00
Thrift Strategy(18)	12.70	11.99	0.69	5.98	2.62	0.63	5.34	0.68	174.84	1.07	25.26	205.32	27.19	225.58	24.84	0.51	2.41	55.81
Diversified Strategy(1)	8.24	7.25	0.53	6.68	3.44	0.48	5.96	0.37	266.74	1.50	29.03	189.96	15.64	215.73	NM	1.56	5.22	0.00
Companies Issuing Dividends(19)	12.44	11.71	0.68	6.02	2.67	0.62	5.38	0.66	180.58	1.09	25.89	204.36	26.51	224.97	24.84	0.57	2.57	55.81
Equity/Assets 6-12%(12)	9.05	8.17	0.69	7.45	3.16	0.59	6.38	0.82	152.23	1.00	25.78	205.03	20.47	234.76	24.88	0.63	2.67	59.37
Equity/Assets >12%(7)	17.29	16.77	0.67	3.98	1.97	0.66	3.95	0.46	217.03	1.22	26.44	203.51	35.14	212.38	24.72	0.49	2.43	48.69
Holding Company Structure(16)	11.98	11.42	0.70	6.23	2.69	0.63	5.48	0.68	184.33	0.95	24.97	202.68	25.20	221.36	24.88	0.50	2.43	57.67
Assets Over $1 Billion(8)	11.80	10.79	0.83	8.50	3.36	0.77	7.90	0.47	116.96	1.11	25.89	214.46	28.86	245.47	24.40	0.78	2.90	48.64
Assets $500 Million-$1 Billion(2)	11.31	11.10	0.30	3.03	1.51	0.26	2.47	0.19	263.74	0.88	NM	192.15	21.12	198.76	NM	0.35	1.99	0.00
Assets $250-$500 Million(6)	10.36	9.40	0.63	5.76	2.65	0.54	4.78	1.25	157.28	1.26	25.93	218.34	23.55	245.04	26.17	0.44	1.97	62.99
Assets less than $250 Million(3)	18.63	18.58	0.73	3.60	2.10	0.70	3.47	0.40	291.23	0.88	NM	167.73	31.34	168.11	NM	0.58	3.51	0.00
Goodwill Companies(11)	11.80	10.42	0.66	6.11	2.94	0.58	5.24	0.66	168.86	1.25	24.98	205.26	24.92	241.89	22.44	0.66	2.89	55.00
Non-Goodwill Companies(8)	13.16	13.16	0.71	5.92	2.37	0.66	5.53	0.67	195.65	0.92	26.81	203.21	28.30	203.21	27.24	0.48	2.21	56.63
MHC Institutions(19)	12.44	11.71	0.68	6.02	2.67	0.62	5.38	0.66	180.58	1.09	25.89	204.36	26.51	224.97	24.84	0.57	2.57	55.81

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 29, 2003

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.63	5.80	1.02	14.86	8.65	0.93	13.63	0.16	227.92	0.69	11.56	175.44	11.64	200.62	12.60	0.88	2.74	31.65
BBX	BankAtlantic Bancorp of FL	8.54	6.99	1.12	13.65	7.42	1.17	14.14	0.40	212.41	1.22	13.47	175.18	14.95	213.85	13.00	0.12	0.81	10.91
CFB	Commercial Federal Corp. of NE	5.78	4.37	0.75	13.13	9.07	0.09	1.52	0.85	98.97	1.38	11.02	145.80	8.43	192.70	NM	0.40	1.61	17.78
DSL	Downey Financial Corp. of CA	7.28	7.25	0.88	12.53	8.75	0.58	8.33	0.56	48.54	0.32	11.42	135.79	9.88	136.31	17.18	0.36	0.85	9.73
FED	FirstFed Financial Corp. of CA	9.02	8.84	1.41	16.49	9.14	1.29	15.03	0.09	NA	1.84	10.94	167.58	15.12	171.12	11.99	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc of MI	5.26	5.26	2.41	47.57	17.56	-0.68	-13.45	1.14	43.04	1.03	5.69	217.24	11.42	217.24	NM	0.40	2.05	11.66
GDW	Golden West Fin. Corp. of CA	7.50	7.50	1.52	20.46	7.80	1.51	20.33	0.62	64.09	0.45	12.82	243.01	18.22	243.01	12.90	0.34	0.39	5.05
GPT	GreenPoint Fin. Corp. of NY*	8.46	6.72	2.35	27.09	11.01	0.89	10.31	1.19	28.88	0.77	9.08	243.92	20.63	307.16	23.86	0.96	2.83	25.74
NDE	IndyMac Bancorp of CA	8.56	8.24	1.68	17.27	11.84	-0.81	-8.29	0.88	53.38	1.09	8.45	139.93	11.97	145.31	NM	0.60	2.60	21.98
NYB	New York Community Bcrp of NY*	10.70	5.27	2.35	20.45	6.18	2.17	18.84	0.11	302.65	0.69	16.19	321.76	34.43	NM	17.58	0.92	2.99	48.42
PFB	PFF Bancorp, Inc. of Pomona CA	9.18	9.15	1.17	12.63	7.58	1.12	12.09	0.92	101.66	1.08	13.19	165.74	15.22	166.43	13.78	0.64	1.60	21.05
PFS	Provident Financal Serv of NJ*	22.84	22.22	0.79	3.44	2.32	0.90	3.96	0.18	284.73	1.06	NM	148.21	33.85	152.33	NM	0.20	0.99	42.55
SOV	Sovereign Bancorp, Inc. of PA	7.57	4.35	0.92	13.09	6.30	0.81	11.51	0.70	111.09	1.34	15.87	186.01	14.08	323.68	18.06	0.10	0.51	8.06
SIB	Staten Island Bancorp of NY*	8.69	7.92	1.77	20.12	9.96	-1.64	-18.66	0.41	87.53	0.73	10.04	196.41	17.08	215.56	NM	0.56	2.69	27.05
WBS	Webster Financial Corp. of CT	7.61	5.41	1.18	15.07	9.01	1.02	13.01	0.40	206.91	1.37	11.10	161.69	12.30	227.25	12.85	0.84	2.16	23.93
WES	Westcorp of Irvine CA	4.76	4.75	0.77	15.57	6.89	0.79	16.14	0.45	470.05	2.75	14.52	214.86	10.22	214.98	14.01	0.52	1.46	21.22
AMEX Traded Companies																			
ANE	Alliance Bncp of New Eng of CT(8)*	7.08	7.07	0.86	13.80	4.09	0.88	14.11	0.27	352.23	1.47	24.48	289.24	20.47	289.75	23.94	0.30	0.91	22.39
BHL	Berkshire Hills Bancorp of MA*	10.57	9.65	0.18	1.55	1.02	-0.10	-0.85	0.32	286.57	1.25	NM	160.87	17.01	176.28	NM	0.48	1.48	NM
BFD	BostonFed Bancorp, Inc. of MA	5.94	5.25	-0.15	-2.48	-1.68	-0.68	-11.14	NA	NA	1.19	NM	150.00	8.92	169.97	NM	0.64	2.06	NM
CNY	Carver Bancorp, Inc. of NY	7.60	7.58	0.80	10.34	9.77	0.80	10.34	0.35	229.06	1.35	10.24	100.87	7.67	101.17	10.24	0.20	1.16	11.83
EFC	EFC Bancorp, Inc of Elgin IL	8.95	8.95	0.84	8.86	7.20	0.76	8.06	0.30	132.71	0.53	13.90	119.46	10.69	119.46	15.27	0.57	2.85	39.58
FCB	Falmouth Bancorp, Inc. of MA*	10.60	10.60	0.38	3.58	2.22	0.53	4.93	NA	NA	1.11	NM	154.85	16.41	154.85	NM	0.52	1.75	NM
FDT	Federal Trust Corp of FL	6.07	6.07	0.66	10.30	5.07	0.48	7.59	1.66	34.14	0.68	19.71	187.25	11.37	187.25	26.75	0.04	0.53	10.53
FAB	FirstFed America Bancorp of MA	7.44	5.46	0.99	13.48	7.29	0.01	0.09	0.08	925.17	1.40	13.72	170.96	12.72	233.02	NM	0.52	2.61	35.86
GAF	GA Financial Corp., Inc. of PA	10.68	10.67	0.82	7.28	5.35	0.72	6.38	0.29	150.82	0.85	18.69	138.90	14.83	139.05	21.34	0.80	2.95	55.17
GOV	Gouverneur Bcp MHC of NY(42.4)	19.77	19.77	0.69	3.41	2.43	0.61	3.02	0.78	96.97	1.12	NM	138.78	27.44	138.78	NM	0.26	2.43	NM
KNK	Kankakee Bancorp, Inc. of IL	6.01	5.24	0.05	0.73	0.57	-0.08	-1.20	1.87	92.80	2.54	NM	153.81	9.25	176.42	NM	0.60	1.17	NM
KYF	Kentucky First Bancorp of KY(8)	17.76	17.76	1.14	6.67	4.30	1.14	6.67	0.20	232.88	0.99	23.28	153.77	27.31	153.77	23.28	0.64	2.78	64.65
NBN	Northeast Bancorp of Auburn ME*	7.82	7.60	0.85	10.79	8.84	0.59	7.51	NA	NA	1.06	11.32	117.46	9.19	120.94	16.26	0.32	1.91	21.62
SZB	SouthFirst Bancshares of AL	8.91	8.52	0.34	3.56	4.58	-0.35	-3.67	0.75	89.60	1.04	21.85	82.46	7.35	86.22	NM	0.60	4.23	NM
SRN	Southern Banc Company of AL	16.63	16.62	0.83	5.04	5.58	0.62	3.73	0.07	160.98	0.36	17.92	88.57	14.73	88.61	24.23	0.35	2.03	36.46
TSH	Teche Hlding Cp of Franklin LA	11.35	11.35	1.24	11.24	8.33	1.15	10.43	0.48	137.47	0.97	12.00	130.65	14.83	130.65	12.94	0.68	2.05	24.55
WSB	Washington SB, FSB of Bowie MD	11.10	11.10	1.15	10.96	7.66	0.58	5.56	NA	NA	0.56	13.05	202.34	22.47	202.34	25.76	0.20	2.10	27.40
WFD	Westfield Finl MHC of MA(47.0)*	15.43	15.43	0.27	1.79	1.00	0.26	1.71	0.26	209.24	1.17	NM	177.03	27.32	177.03	NM	0.20	0.91	NM
WFI	Winton Financial Corp. of OH	8.54	8.52	1.17	14.30	9.70	0.73	8.91	1.09	37.88	0.48	10.31	138.29	11.81	138.57	16.54	0.41	3.06	31.54
WRO	Woronoco Bancorp, Inc of MA	9.69	9.46	0.79	7.71	5.81	0.64	6.22	0.09	443.05	0.67	17.22	128.02	12.41	131.13	21.36	0.68	2.47	42.50
NASDAQ Listed OTC Companies																			
AMFC	AMB Fin. Corp. of Munster IN	7.76	7.76	0.81	10.56	8.80	0.80	10.48	0.95	64.75	0.81	11.36	118.95	9.23	118.95	11.45	0.20	1.33	15.15
ASBP	ASB Financial Corp. of OH	10.41	10.41	1.42	13.41	6.55	1.23	11.64	0.89	69.67	0.81	15.27	203.93	21.22	203.93	17.59	0.56	2.84	43.41
ABBK	Abington Bancorp of MA*	6.15	5.09	0.40	6.55	3.20	-0.13	-2.21	0.26	170.02	1.03	NM	206.35	12.68	249.25	NM	0.44	1.40	43.56
AABC	Access Anytime Bancorp of NM	7.17	6.36	0.68	9.19	8.03	0.08	1.13	0.80	59.98	0.65	12.45	112.34	8.05	126.56	NM	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV	5.98	3.99	0.74	9.51	7.85	0.66	8.46	0.75	40.39	0.48	12.74	116.45	6.96	174.68	14.33	0.60	2.48	31.58
ALLB	Alliance Bank MHC of PA (20.0)	9.44	9.44	0.26	2.74	1.20	0.27	2.84	2.98	31.52	1.86	NM	231.42	21.86	231.42	NM	0.36	1.54	NM
ASBI	Ameriana Bancorp of IN	8.30	7.99	-0.16	-1.96	-1.68	-0.45	-5.33	4.17	50.17	3.77	NM	119.95	9.95	124.56	NM	0.64	4.29	NM
ABCW	Anchor BanCorp Wisconsin of WI	8.28	7.68	1.32	15.95	8.33	0.98	11.80	0.56	148.86	1.05	12.00	191.39	15.84	206.36	16.22	0.44	1.83	22.00
ALFC	Atlantic Liberty Fincl of NY	18.35	18.35	0.80	4.36	3.50	0.80	4.36	0.16	215.11	0.46	28.60	124.60	22.86	124.60	28.60	0.20	1.08	30.77
BCSB	BCSB Bankcorp MHC of MD (36.0)	7.20	6.77	0.33	4.26	2.03	0.25	3.23	0.11	318.24	0.58	NM	207.27	14.92	220.49	NM	0.50	3.08	NM
BKMU	Bank Mutual Cp MHC of WI(49.8)(8)	11.25	9.23	0.84	7.58	3.06	0.66	5.91	0.24	185.83	0.77	NM	245.74	27.64	299.51	NM	0.44	1.19	38.94
BKUNA	BankUnited Fin. Corp. of FL	6.30	5.90	0.56	9.84	5.57	0.45	7.80	0.75	42.60	0.59	17.97	146.20	9.22	156.18	22.65	0.00	0.00	0.00
BRBI	Blue River Bancshares of IN	11.47	11.47	-1.67	-15.84	-15.02	-1.51	-14.32	4.27	24.58	1.90	NM	95.86	11.00	95.86	NM	0.00	0.00	NM
BYFC	Broadway Financial Corp. of CA	7.51	7.51	0.72	9.46	6.55	0.71	9.34	0.04	NA	0.93	15.26	136.73	10.26	136.73	15.46	0.15	1.23	18.75
BRKL	Brookline Bancorp of MA*	43.48	43.48	1.24	3.20	2.03	0.88	2.27	NA	NA	1.66	NM	143.30	62.31	143.30	NM	0.34	2.22	NM
CITZ	CFS Bancorp, Inc of Munster IN	9.93	9.93	0.31	3.10	2.96	0.36	3.55	1.04	52.39	0.97	NM	109.06	10.83	109.06	29.45	0.44	3.18	NM
CKFB	CKF Bancorp of Danville KY	10.13	9.36	0.96	9.79	7.83	0.96	9.79	1.55	26.72	0.51	12.77	120.46	12.21	130.43	12.77	0.96	3.96	50.53
CAFI	Camco Fin Corp of Cambridge OH	9.04	8.77	0.91	10.10	7.80	0.51	5.66	1.42	37.95	0.77	12.82	131.06	11.85	135.14	22.86	0.56	3.31	42.42
CFFN	Capitol Fd Fn MHC of KS (30.0)	11.48	11.48	0.87	7.68	3.63	0.65	5.74	0.15	34.30	0.11	27.51	209.77	24.07	209.77	NM	0.96	3.39	NM
CEBK	Central Bncrp of Somerville MA*	8.73	8.27	0.72	8.20	5.93	0.81	9.24	NA	NA	0.90	16.87	138.39	12.09	146.19	14.98	0.48	1.38	23.30
CHFN	Charter Fincl MHC of GA (20.0)	22.40	21.79	0.27	1.20	0.47	0.21	0.95	0.53	131.09	2.49	NM	256.80	57.53	264.07	NM	0.80	2.68	NM
CFSL	Chesterfield Financial of IL	19.87	19.74	0.76	3.74	3.17	0.76	3.74	0.07	505.43	0.86	NM	118.58	23.56	119.34	NM	0.32	1.43	45.07

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 29, 2003

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NASDAQ Listed OTC Companies (continued)																			
CTZN	Citizens First Bancorp of MI	14.38	14.38	1.26	8.60	7.27	1.14	7.74	0.37	292.93	1.35	13.75	114.76	16.50	114.76	15.26	0.36	1.73	23.84
CFSB	Citizens First Fin Corp. of IL	9.42	9.42	0.57	6.24	5.57	0.32	3.53	1.72	27.24	0.62	17.94	109.81	10.34	109.81	NM	0.40	1.64	29.41
CSBC	Citizens South Banking of NC	19.31	17.70	0.99	6.31	3.58	0.95	6.07	0.19	316.67	0.99	27.92	136.53	26.36	148.89	29.02	0.24	1.62	45.28
CBSA	Coastal Bancorp of Houston TX	5.14	4.30	0.60	12.33	10.26	0.69	14.07	0.72	102.93	1.00	9.75	114.55	5.89	137.03	8.54	0.60	2.07	20.13
CFCP	Coastal Fin. Corp. of SC	6.38	6.38	1.09	16.15	6.10	0.86	12.71	NA	NA	1.42	16.38	250.00	15.96	250.00	20.81	0.24	1.56	25.53
CCBI	Commercial Capital Bcrp of CA	6.47	5.55	1.54	22.09	5.23	0.71	10.24	0.01	NA	0.57	19.14	337.34	21.82	NM	NM	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA	8.92	8.90	1.09	11.74	8.90	1.07	11.59	0.59	112.33	0.79	11.24	129.81	11.58	130.01	11.39	0.40	2.33	26.14
CIBI	Community Inv. Bncp, Inc of OH	10.41	10.41	0.94	9.05	7.78	0.95	9.14	0.90	49.14	0.56	12.86	114.21	11.89	114.21	12.74	0.34	2.52	32.38
SBMC	Connecticut Bancshares of CT(8)*	9.53	8.45	1.14	11.51	5.29	1.10	11.09	0.09	684.27	0.98	18.91	220.04	20.97	248.18	19.63	0.72	1.41	26.67
CRZY	Crazy Woman Creek Bncorp of WY	17.07	16.78	0.35	1.98	2.20	0.50	2.82	0.81	59.22	0.74	NM	89.50	15.28	91.02	NM	0.48	3.20	NM
DCOM	Dime Community Bancshars of NY*	8.66	6.86	1.67	18.85	8.23	1.63	18.46	0.03	NA	0.71	12.15	220.46	19.10	278.48	12.40	0.68	2.86	34.69
DFBS	Dutchfork Bancshares Inc of SC	14.69	14.69	1.44	9.90	8.15	0.52	3.58	0.43	43.30	0.66	12.27	126.57	18.59	126.57	NM	0.00	0.00	0.00
ESBF	ESB Financial Corp. of PA	7.55	6.98	0.64	8.82	5.43	0.60	8.17	0.24	130.17	1.26	18.41	154.67	11.68	167.34	19.88	0.40	2.68	49.38
ESBK	Elmira Svgs Bank, FSB of NY*	7.69	7.47	0.85	11.42	8.18	0.62	8.24	0.61	131.62	1.18	12.23	135.91	10.45	139.91	16.96	0.76	2.67	32.62
EVRT	Evertrust Fin. Grp, Inc. of WA*	13.10	13.10	1.03	7.77	5.38	0.91	6.88	0.03	NA	1.52	18.58	142.41	18.66	142.41	20.99	0.60	2.18	40.54
FFDF	FFD Financial Corp of Dover OH	12.68	12.68	0.68	5.44	5.11	0.37	2.94	0.40	154.66	0.75	19.58	105.00	13.32	105.00	NM	0.40	2.76	54.05
FFLC	FFLC Bancorp of Leesburg FL	8.07	8.07	0.99	12.83	6.19	0.95	12.30	0.64	91.44	0.74	16.17	197.83	15.96	197.83	16.86	0.52	1.90	30.77
FFWC	FFW Corporation of Wabash IN	9.86	9.45	0.99	10.20	8.77	0.72	7.45	1.13	94.53	1.97	11.40	114.11	11.25	119.13	15.62	0.64	3.15	35.96
FMCO	FMS Fin Corp. of Burlington NJ	5.08	4.98	0.60	11.75	6.12	0.59	11.53	0.39	96.54	1.15	16.34	183.48	9.32	187.32	16.66	0.12	0.71	11.54
FFHH	FSF Financial Corp. of MN	9.26	8.35	1.24	13.97	9.44	0.64	7.21	1.15	25.81	0.44	10.59	139.72	12.94	154.93	20.53	1.20	3.98	42.11
FSBI	Fidelity Bancorp, Inc. of PA	6.82	6.29	0.64	9.34	7.18	0.55	8.04	0.71	68.74	1.09	13.92	130.25	8.89	141.39	16.18	0.48	2.18	30.38
FFFL	Fidelity Bankshares, Inc of FL	6.40	6.31	0.73	10.20	5.01	0.65	9.17	NA	NA	0.47	19.96	206.52	13.21	209.25	22.20	0.40	1.68	33.61
FFED	Fidelity Fed. Bancorp of IN(8)	9.30	9.30	0.20	2.48	1.83	-0.40	-4.96	1.13	41.44	0.89	NM	114.69	10.66	114.69	NM	0.00	0.00	0.00
FBTC	First BancTrust Corp of IL	12.30	12.30	0.74	5.82	5.48	0.57	4.49	0.94	91.94	1.77	18.24	107.47	13.22	107.47	23.62	0.40	1.78	32.52
FBEI	First Bancorp of Indiana of IN	15.78	14.66	0.77	4.60	4.36	0.47	2.82	0.23	241.59	0.83	22.94	108.84	17.18	117.18	NM	0.54	2.67	61.36
FBSI	First Bancshares, Inc. of MO	9.76	9.55	0.85	8.80	7.93	0.85	8.80	0.51	73.66	0.56	12.60	107.39	10.49	109.80	12.60	0.16	0.93	11.76
FBBC	First Bell Bancorp, Inc. of PA(8)	8.71	8.71	0.81	9.52	6.06	0.83	9.81	0.12	81.07	0.37	16.51	148.14	12.90	148.14	16.01	0.84	3.20	52.83
FCAP	First Capital, Inc. of IN	10.93	9.41	1.00	8.82	6.00	0.99	8.68	0.98	60.31	0.82	16.67	130.46	14.26	151.52	16.95	0.56	2.80	46.67
FDEF	First Defiance Fin. Corp of OH	11.60	9.65	1.01	7.58	6.18	0.43	3.25	0.32	242.96	1.16	16.19	122.93	14.26	147.73	NM	0.60	2.52	40.82
FESX	First Essex Bancorp, Inc of MA(8)*	8.46	7.64	1.16	14.30	5.02	1.13	13.92	0.29	291.93	1.27	19.93	270.49	22.89	299.60	20.47	0.96	1.82	36.36
FFBH	First Fed. Bancshares of AR	10.32	10.32	1.17	11.53	8.77	1.04	10.19	1.35	18.21	0.35	11.40	127.38	13.14	127.38	12.90	0.72	2.09	23.84
FTFC	First Fed. Capital Corp. of WI	6.93	5.56	1.18	17.32	8.77	-0.29	-4.31	0.33	106.47	0.54	11.40	185.35	12.85	231.02	NM	0.56	2.71	30.94
FFBI	First Federal Bancshares of IL	14.36	13.82	0.80	5.13	3.59	0.81	5.18	0.59	46.10	0.67	27.87	134.06	19.25	139.27	27.62	0.44	1.40	38.94
FFSX	First Federal Bankshares of IA	11.09	8.10	0.88	7.89	6.70	0.76	6.82	NA	NA	1.10	14.93	120.01	13.31	164.30	17.28	0.32	1.46	21.77
FFBZ	First Federal Bncrp, Inc of OH	9.23	9.23	0.65	6.90	6.09	0.80	8.55	0.22	311.35	0.78	16.41	112.02	10.34	112.02	13.25	0.22	2.91	47.83
FFCH	First Fin. Holdings Inc. of SC	7.14	6.43	1.21	16.53	7.78	0.89	12.22	0.63	105.01	0.85	12.86	215.34	15.37	238.98	17.39	0.76	2.75	35.35
FFHS	First Franklin Corp. of OH	8.65	8.65	0.68	8.18	6.87	0.27	3.31	0.70	63.44	0.66	14.55	114.83	9.93	114.83	NM	0.30	1.78	25.86
FKAN	First Kansas Fin. Corp. of KS	11.24	11.24	0.35	3.14	3.40	0.31	2.81	0.36	47.45	0.41	29.41	90.89	10.22	90.89	NM	0.20	1.17	34.48
FKFS	First Keystone Fin., Inc of PA	6.04	6.04	0.52	8.53	5.83	0.39	6.40	0.73	71.28	0.98	17.14	142.86	8.63	142.86	22.86	0.40	1.67	28.57
CASH	First Midwest Fin., Inc. of IA	5.74	5.30	0.50	7.60	6.48	0.49	7.43	0.39	165.90	1.41	15.44	117.78	6.76	127.50	15.79	0.52	2.48	38.24
FMSB	First Mutual Bncshrs Inc of WA*	5.92	5.92	1.06	16.92	8.28	0.90	14.33	0.12	864.39	1.20	12.08	201.37	11.93	201.37	14.26	0.28	1.36	16.47
FNFG	First Niagara Financial of NY*	20.17	17.15	1.05	7.34	3.14	1.12	7.81	0.32	216.84	1.09	NM	147.29	29.71	173.23	29.90	0.24	1.61	51.06
FNFI	First Niles Fin., Inc. of OH	17.29	17.29	1.10	6.16	4.80	0.96	5.36	1.09	69.72	1.93	20.84	131.99	22.82	131.99	23.96	0.56	3.49	72.73
FPTB	First PacTrust Bancorp of CA	16.27	16.27	0.73	4.52	3.30	0.75	4.65	NA	NA	0.71	NM	121.07	19.70	121.07	29.41	0.28	1.40	42.42
FPFC	First Place Fin. Corp. of OH	11.72	10.22	1.07	9.13	7.40	0.46	3.87	0.88	69.72	1.07	13.52	123.09	14.43	141.19	NM	0.56	3.31	44.80
FSFF	First SecurityFed Fin of IL	16.70	16.70	1.74	10.58	7.79	1.74	10.58	0.45	138.19	0.96	12.84	130.56	21.81	130.62	12.84	0.64	2.43	31.22
FSLA	First Sentinel Bancorp of NJ	9.55	9.37	1.18	12.05	5.77	1.07	10.93	0.06	906.66	1.05	17.32	214.01	20.44	218.18	19.09	0.42	2.50	43.30
FBNW	FirstBank NW Corp. of ID	9.01	9.01	0.89	9.82	7.69	0.33	3.63	0.64	162.91	1.39	13.00	122.28	11.02	122.28	NM	0.60	2.19	28.44
FFBK	FloridaFirst Bancorp of FL	12.31	11.06	0.70	5.90	4.35	0.58	4.87	NA	NA	0.92	23.00	131.67	16.20	146.52	27.86	0.28	1.12	25.69
FFIC	Flushing Fin. Corp. of NY*	7.71	7.50	1.19	14.95	6.99	1.18	14.75	0.12	285.34	0.54	14.30	200.45	15.46	206.04	14.49	0.44	1.98	28.39
FKKY	Frankfort First Bancorp of KY	12.97	12.97	0.91	7.10	5.08	0.91	7.10	0.34	17.52	0.07	19.70	140.22	18.19	140.22	19.70	1.12	5.52	NM
GUPB	GFSB Bancorp, Inc of Gallup NM	8.02	8.02	0.74	9.17	7.79	0.70	8.69	NA	NA	0.82	12.84	113.83	9.13	113.83	13.54	0.44	2.56	32.84
GSLA	GS Financial Corp. of LA	14.26	14.26	0.42	2.61	3.46	0.16	1.00	0.24	103.45	0.70	28.89	82.19	11.72	82.19	NM	0.40	2.13	61.54
GCFC	Grand Central Fin. Corp. of OH	18.93	18.93	-0.67	-4.14	-3.27	-0.07	-0.44	0.77	49.65	0.76	NM	108.59	20.55	108.59	NM	0.36	3.10	NM
GTPS	Great American Bancorp of IL	10.55	10.26	1.09	9.97	7.21	0.71	6.46	0.01	NA	1.11	13.87	143.44	15.13	147.46	21.39	0.44	1.33	18.41
PEDE	Great Pee Dee Bancorp of SC	17.88	17.00	1.06	5.64	5.13	1.20	6.40	NA	NA	1.29	19.50	109.07	19.50	114.71	17.19	0.56	3.50	68.29
GAFC	Greater Atlant. Fin Corp of VA	4.10	3.85	0.33	7.95	7.74	-1.51	-36.71	0.35	95.26	0.69	12.93	99.03	4.06	105.33	NM	0.00	0.00	0.00
GCBC	Green Co Bcrp MHC of NY (43.0)	11.33	11.33	0.93	7.94	3.86	0.92	7.86	NA	NA	0.87	25.93	196.35	22.25	196.35	26.17	0.72	2.57	66.67
GFED	Guaranty Fed Bancshares of MO	9.37	9.35	0.94	9.90	6.99	0.67	7.07	0.13	540.94	0.85	14.31	139.59	13.08	139.82	20.04	0.60	3.52	50.42
HCBB	HCB Bancshares, Inc. of AR	11.02	11.02	0.39	3.67	3.87	0.48	4.53	4.38	16.59	1.73	25.83	96.57	10.64	96.57	20.90	0.36	1.94	50.00
HFFC	HF Financial Corp. of SD	6.50	5.83	0.58	8.79	7.61	0.61	9.24	0.77	62.31	0.64	13.14	113.86	7.40	127.08	12.49	0.47	2.65	34.81
HMNF	HMN Financial, Inc. of MN	9.86	9.32	0.74	7.24	5.89	0.23	2.24	0.89	87.37	0.99	16.99	119.84	11.82	126.90	NM	0.80	3.83	65.04
HARB	Harbor Florida Bancshrs of FL	11.24	11.06	1.74	15.09	6.11	1.57	13.64	0.14	504.87	1.00	16.37	238.02	26.75	241.86	18.11	0.58	2.27	37.18
HARL	Harleysville Svgs Fin Cp of PA	6.09	6.09	0.73	11.95	7.79	0.73	11.89	0.05	668.12	0.68	12.84	147.97	9.01	147.97	12.90	0.72	2.75	35.29
HWFG	Harrington West Fncl of CA	5.19	4.59	0.74	15.11	9.95	0.75	15.32	NA	NA	0.88	10.05	137.61	7.15	155.62	9.91	0.32	2.24	22.54
HFFB	Harrodsburg 1st Fin Bcrp of KY	11.88	11.52	0.70	5.08	4.73	0.74	5.36	0.49	NA	NA	21.15	114.93	13.66	118.53	20.05	0.60	3.12	65.93

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 29, 2003

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
HTHR	Hawthorne Fin. Corp. of CA	6.63	5.71	1.05	16.05	8.36	1.11	16.93	0.46	294.51	1.65	11.96	173.39	11.50	201.44	11.33	0.00	0.00	0.00
HMLK	Hemlock Fed. Fin. Corp. of IL	6.70	6.28	0.60	8.79	6.05	0.46	6.78	0.08	369.85	0.69	16.54	142.06	9.52	151.48	21.45	0.64	2.02	33.33
HFWA	Heritage Financial Corp of WA	11.01	9.88	1.55	12.86	6.57	1.34	11.06	0.21	621.74	1.59	15.22	215.45	23.73	240.18	17.69	0.56	2.57	39.16
HCBC	High Country Bancorp of CO	9.48	9.48	1.06	11.36	7.00	0.74	7.95	2.37	38.29	1.10	14.29	154.72	14.66	154.72	20.41	0.50	1.67	23.81
HIFS	Hingham Inst. for Sav. of MA*	8.58	8.58	1.26	14.40	6.54	1.28	14.56	0.09	700.48	0.84	15.29	210.24	18.03	210.24	15.11	0.72	1.80	27.48
HCFC	Home City Fin. Corp. of OH	7.88	7.66	0.41	5.20	5.64	0.37	4.72	NA	NA	0.55	17.73	91.49	7.21	94.14	19.50	0.44	3.22	57.14
HWEN	Home Financial Bancorp of IN	10.91	10.91	0.52	5.17	4.72	0.73	7.23	1.83	28.01	0.65	21.20	106.85	11.65	106.85	15.14	0.12	2.26	48.00
HLFC	Home Loan Financial Corp of OH	14.69	14.69	1.32	8.97	6.89	1.30	8.81	NA	NA	NA	14.51	124.81	18.33	124.81	14.77	0.70	4.27	61.95
HFBC	HopFed Bancorp of KY	9.67	8.44	0.89	8.03	6.33	0.73	6.55	0.14	286.34	0.61	15.80	124.48	12.04	142.59	19.37	0.48	2.95	46.60
HRZB	Horizon Financial Corp. of WA*	13.07	13.00	1.56	12.00	6.98	1.30	10.00	0.06	NA	1.44	14.33	168.30	21.99	169.12	17.20	0.48	2.79	40.00
HCBK	Hudson Cty Bcp MHC of NJ(38.8)*	8.77	8.77	1.45	15.60	3.71	1.38	14.87	0.17	101.12	0.38	26.98	NM	35.76	NM	28.30	0.56	1.94	52.34
HRBT	Hudson River Bancorp Inc of NY	10.42	7.62	1.17	11.59	6.33	1.16	11.53	0.90	169.42	2.35	15.81	174.13	18.14	238.04	15.89	0.60	1.98	31.25
ICBC	Independence Comm Bnk Cp of NY	10.39	8.33	1.57	14.03	7.14	1.56	13.91	0.60	145.06	1.41	14.00	193.16	20.07	240.89	14.12	0.68	2.06	28.81
IFSB	Independence FSB of DC	9.19	9.19	0.16	1.77	1.49	-0.05	-0.61	0.63	29.27	0.62	NM	119.78	11.00	119.78	NM	0.00	0.00	0.00
JXVL	Jacksonville Bancorp Inc of TX(8)	9.31	8.59	1.47	15.73	9.62	1.48	15.78	NA	NA	0.45	10.39	151.90	14.14	164.57	10.37	0.60	1.62	16.81
JXSB	Jcksnville Bcp MHC of IL(45.6)	7.94	6.74	0.28	3.55	2.31	0.03	0.38	1.80	55.38	1.97	NM	149.81	11.89	176.41	NM	0.30	1.88	NM
JFBI	Jefferson Bancshares of TN	28.61	28.61	1.46	5.09	4.20	1.43	5.00	0.82	94.73	1.55	23.82	121.27	34.69	121.27	24.25	0.16	1.20	28.57
KFBI	Klamath First Bancorp of OR(8)	8.38	5.79	0.26	3.23	2.49	0.29	3.58	0.12	407.80	1.26	NM	126.78	10.62	183.53	NM	0.52	2.36	NM
LSBX	LSB Corp of No. Andover MA*	12.45	12.45	0.61	4.90	3.94	0.51	4.12	0.01	NA	1.98	25.38	125.91	15.67	125.91	NM	0.48	3.00	NM
LSBI	LSB Fin. Corp. of Lafayette IN	8.52	8.52	0.87	10.56	8.63	0.52	6.37	1.77	47.90	1.02	11.58	117.96	10.05	117.96	19.21	0.50	2.17	25.13
LARL	Laurel Capital Group Inc of PA	8.64	7.17	0.98	10.19	7.04	0.97	10.12	0.34	185.96	1.06	14.21	142.61	12.33	172.06	14.31	0.80	3.86	54.79
LNCB	Lincoln Bancorp of IN	14.17	13.77	0.84	5.39	5.14	0.57	3.65	0.47	125.62	0.81	19.44	108.70	15.40	111.85	28.73	0.48	2.49	48.48
LOGN	Logansport Fin. Corp. of IN	9.98	9.98	1.08	10.29	10.13	0.90	8.66	0.86	114.81	1.43	9.87	100.27	10.00	100.27	11.74	0.56	3.00	29.63
MAFB	MAF Bancorp, Inc. of IL	8.80	7.10	1.35	15.95	8.97	1.06	12.51	0.55	59.08	0.43	11.15	168.71	14.85	209.25	14.21	0.72	1.88	20.99
MFBC	MFB Corp. of Mishawaka IN	7.68	7.68	0.44	5.59	5.64	-0.04	-0.53	0.99	134.74	1.79	17.73	100.97	7.75	100.97	NM	0.44	1.69	29.93
MSBF	MSB Financial, Inc of MI	14.76	13.02	1.70	11.81	8.24	0.71	4.95	1.21	51.08	0.87	12.13	140.91	20.80	159.73	28.95	0.46	2.79	33.82
MASB	MassBank Corp. of Reading MA*	10.92	10.81	0.83	7.28	5.21	0.85	7.40	0.04	722.89	0.93	19.21	146.35	15.98	147.82	18.91	0.92	2.49	47.92
MTXC	Matrix Bancorp, Inc. of CO	4.03	4.03	-0.21	-5.14	-6.02	-0.23	-5.70	2.21	23.36	2.99	NM	84.40	3.40	84.40	NM	0.00	0.00	NM
MFLR	Mayflower Co-Op. Bank of MA*	8.18	8.11	0.78	9.57	5.22	0.69	8.50	NA	NA	1.23	19.14	183.35	14.99	184.84	21.56	0.60	2.93	56.07
MCBF	Monarch Community Bncrp of MI	17.18	17.18	0.49	3.01	2.83	-0.08	-0.51	2.53	45.10	1.69	NM	93.67	16.09	93.67	NM	0.20	1.38	48.78
MFSF	MutualFirst Fin. Inc. of IN	11.87	11.76	1.16	9.38	6.81	0.98	7.91	0.68	120.49	0.97	14.68	140.04	16.63	141.46	17.41	0.44	1.74	25.58
MYST	Mystic Financial of MA*	6.12	6.12	0.44	6.70	4.40	0.32	4.89	NA	NA	0.83	22.71	146.56	8.97	146.56	NM	0.40	1.65	37.38
NASB	NASB Fin, Inc. of Grandview MO	10.92	10.83	2.35	21.80	8.46	1.60	14.88	1.27	54.09	0.87	11.83	238.31	26.01	240.29	17.33	0.68	1.96	23.21
NHTB	NH Thrift Bancshares of NH	7.41	4.96	1.00	14.57	10.07	0.55	8.05	0.33	233.37	1.18	9.93	132.37	9.81	197.75	17.97	0.72	2.92	29.03
NMIL	Newmil Bancorp, Inc. of CT*	7.56	6.27	1.05	13.06	7.05	1.00	12.53	0.20	391.71	1.23	14.18	192.77	14.58	232.50	14.79	0.60	2.47	35.09
NBSI	North Bancshares of Chicago IL	10.24	10.24	0.41	4.15	3.13	0.28	2.82	NA	NA	0.40	NM	134.23	13.74	134.23	NM	0.32	2.00	64.00
FFFD	North Central Bancshares of IA	9.12	7.96	1.51	16.23	10.86	1.51	16.19	0.45	164.11	0.90	9.21	146.55	13.36	167.85	9.23	0.84	2.34	21.54
NEIB	Northeast Indiana Bncrp of IN	12.17	12.17	0.90	7.61	6.66	0.66	5.57	1.92	43.93	1.22	15.01	113.35	13.79	113.35	20.51	0.52	2.51	37.68
NEPF	Northeast PA Fin. Corp of PA	7.28	5.87	0.17	2.28	2.32	-0.22	-2.98	0.78	83.17	1.15	NM	100.45	7.31	124.50	NM	0.48	3.10	NM
NWSB	Northwest Bcrp MHC of PA(25.4)	6.76	5.20	0.87	12.52	5.14	0.84	12.08	0.69	73.31	0.81	19.46	227.51	15.37	295.89	20.17	0.40	2.42	47.06
OCFC	OceanFirst Fin. Corp of NJ	7.65	7.57	1.16	14.64	5.73	0.84	10.58	0.15	413.37	0.80	17.47	261.11	19.99	264.04	24.16	0.80	3.09	54.05
ONFC	Oneida Fincl MHC of NY (45.7)	11.72	8.85	0.86	7.50	2.96	0.68	5.91	0.11	434.63	1.09	NM	242.67	28.45	321.29	NM	0.56	2.33	NM
OTFC	Oregon Trail Fin. Corp. of OR(8)	16.58	16.55	1.40	8.47	7.01	1.36	8.23	0.17	335.70	1.01	14.27	120.91	20.05	121.09	14.70	0.44	1.80	25.73
PBNC	PFS Bancorp Inc of IN	22.43	22.43	0.64	2.82	3.01	0.65	2.88	1.08	59.81	0.80	NM	96.49	21.64	96.49	NM	0.30	1.73	57.69
PHSB	PHSB Financial Corp of PA	14.76	14.76	0.76	5.29	4.75	0.63	4.38	0.19	280.66	1.14	21.05	114.25	16.86	114.25	25.37	0.40	2.16	45.45
PVFC	PVF Capital Corp. of OH	8.19	8.19	1.14	14.71	8.62	0.65	8.35	1.44	39.00	0.66	11.60	162.01	13.26	162.01	20.42	0.27	1.86	21.60
PPBI	Pacific Premier Bncrp of CA(8)	4.74	4.74	1.18	25.72	29.02	0.97	21.14	2.06	51.45	1.46	3.45	82.47	3.91	82.47	4.19	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	7.74	7.74	1.19	14.10	7.00	1.25	14.80	0.36	113.14	0.68	14.30	204.84	15.85	204.84	13.62	0.80	3.94	56.34
PFED	Park Bancorp of Chicago IL	11.02	11.02	0.75	6.48	5.97	0.69	5.99	0.25	85.09	0.39	16.75	106.73	11.76	106.73	18.11	0.60	2.24	37.50
PVSA	Parkvale Financial Corp of PA	6.06	5.35	0.65	10.78	7.52	0.60	10.04	0.61	150.45	1.20	13.30	140.94	8.53	159.53	14.28	0.72	2.85	37.89
PRTR	Partners Trust MHC of NY(46.4)	13.16	10.24	1.01	7.31	3.78	1.09	7.82	0.89	95.19	1.37	26.44	188.25	24.77	241.91	24.72	0.40	1.76	46.51
PBHC	Pathfinder BC MHC of NY (39.1)*	7.59	5.89	0.50	6.09	3.33	0.40	4.89	1.02	54.87	0.86	NM	190.50	14.46	245.48	NM	0.40	2.38	71.43
PFSB	PennFed Fin. Services of NJ	6.45	6.27	0.74	11.59	7.12	0.73	11.35	0.09	367.49	0.51	14.05	165.30	10.66	169.98	14.34	0.40	1.42	19.90
PFDC	Peoples Bancorp of Auburn IN	12.66	12.07	1.13	9.21	7.38	1.05	8.54	0.70	60.06	0.57	13.55	121.49	15.38	127.48	14.61	0.68	3.02	40.96
PBCT	Peoples Bank, MHC of CT (40.8)*	8.24	7.25	0.53	6.68	3.44	0.48	5.96	0.37	266.74	1.50	29.03	189.96	15.64	215.73	NM	1.56	5.22	NM
PCBI	Peoples Community Bcrp. of OH	7.38	6.60	0.61	8.33	6.67	0.59	8.10	1.52	93.35	1.68	15.00	119.51	8.82	133.68	15.43	0.00	0.00	0.00
PSFC	Peoples Sidney Fin. Corp of OH	12.08	12.08	0.62	4.95	4.45	0.62	4.95	1.04	50.77	0.64	22.46	110.42	13.34	110.42	22.46	0.52	3.92	NM
PHFC	Pittsburgh Fin Corp of PA(8)	6.07	6.03	0.16	2.80	2.30	0.16	2.74	1.22	67.78	1.32	NM	121.96	7.40	122.80	NM	0.38	1.94	NM
PFSL	Pocahontas Bancorp, Inc. of AR	7.12	4.75	0.68	9.18	7.72	0.40	5.38	NA	NA	0.91	12.96	110.60	7.88	165.76	22.12	0.32	2.49	32.32
PFNC	Progress Financial Corp. of PA(8)	5.80	5.72	0.61	9.49	3.28	0.65	10.14	0.59	111.43	1.36	NM	292.80	17.00	297.34	28.56	0.32	1.19	36.36
PBCP	Provident Bcp MHC of NY (45.1)(8)	10.38	9.06	1.02	9.71	3.53	0.88	8.36	0.48	205.87	1.59	28.32	266.67	27.68	305.51	NM	0.60	1.55	43.80
PROV	Provident Fin. Holdings of CA	8.58	8.56	1.33	14.40	9.67	0.26	2.85	NA	NA	0.96	10.34	149.04	12.78	149.33	NM	0.40	1.32	13.65
PULB	Pulaski Fin Cp of St. Louis MO	7.75	7.75	1.30	16.67	7.37	0.13	1.73	0.68	110.39	1.38	13.57	219.21	17.00	219.21	NM	0.24	1.67	22.64
QCBC	Quaker City Bancorp, Inc of CA	8.58	8.56	1.46	17.03	8.93	1.36	15.88	0.20	350.95	0.87	11.20	181.84	15.60	182.34	12.01	0.80	2.01	22.54
RIVR	River Valley Bancorp of IN	9.07	9.06	1.15	12.54	7.90	0.50	5.44	NA	NA	1.12	12.66	150.13	13.62	150.35	29.17	1.20	2.98	37.74
RVSB	Riverview Bancorp, Inc. of WA	12.54	12.47	1.14	8.83	5.94	1.25	9.64	0.24	259.57	0.93	16.84	145.60	18.26	146.41	15.43	0.56	3.05	51.38

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 29, 2003

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
ROME	Rome Bncp Inc MHC of NY (41.6)*	14.16	14.16	0.97	6.76	2.24	0.97	6.76	0.32	209.99	0.88	NM	299.30	42.38	299.30	NM	0.29	1.14	50.88
RSLN	Roslyn Bancorp, Inc. of NY(8)*	4.97	4.97	1.40	26.20	8.57	1.34	25.00	0.22	182.41	1.25	11.67	324.26	16.13	324.72	12.23	0.62	2.70	31.47
SCFS	Seacoast Fin Serv Corp of MA*	8.77	6.00	0.75	8.71	5.28	0.78	9.03	0.36	259.69	1.15	18.94	139.34	12.22	203.45	18.27	0.52	2.52	47.71
SVBI	Severn Bancorp Inc of MD	8.69	8.62	2.21	24.50	9.38	2.01	22.30	0.23	373.89	0.96	10.66	246.42	21.41	248.29	11.71	0.32	1.23	13.06
SKBO	Skibo Fin Corp MHC of PA(39.8)	14.89	14.89	0.22	1.47	0.87	0.22	1.47	0.04	686.44	0.99	NM	169.84	25.29	169.84	NM	0.48	3.79	NM
SOBI	Sobieski Bancorp of S. Bend IN	7.31	7.31	-2.50	-32.46	NM	-2.10	-27.19	NA	NA	2.56	NM	86.86	6.35	86.86	NM	0.34	2.75	NM
SFFS	Sound Fed Bancorp Inc of NY	16.72	15.06	1.08	8.48	3.91	1.08	8.48	0.11	280.31	0.59	25.61	148.06	24.76	164.42	25.61	0.20	1.28	32.79
SSFC	South Street Fin. Corp. of NC*	11.77	11.77	0.76	6.72	5.42	0.76	6.72	NA	NA	0.37	18.46	121.73	14.33	121.73	18.46	0.40	4.01	74.07
SMBC	Southern Missouri Bncrp of MO	8.98	7.87	1.00	11.00	8.69	1.00	11.00	0.11	600.00	0.82	11.50	125.58	11.28	143.33	11.50	0.72	2.62	30.13
STFR	St. Francis Cap. Corp. of WI(8)	8.60	8.02	1.09	13.51	8.79	0.39	4.79	0.24	257.49	1.15	11.37	145.44	12.51	156.10	NM	0.80	2.68	30.53
SFFC	StateFed Financial Corp. of IA	14.12	14.12	0.19	1.35	1.26	0.16	1.08	2.49	NA	NA	NM	107.46	15.18	107.46	NM	0.40	3.35	NM
STSA	Sterling Financial Corp of WA	6.02	4.84	0.89	14.72	7.40	0.81	13.48	0.77	102.07	1.19	13.51	173.49	10.44	215.66	14.76	0.00	0.00	0.00
STBI	Sturgis Bancorp of MI	9.63	7.87	0.95	10.16	9.18	0.25	2.72	1.69	53.79	1.30	10.89	108.91	10.49	133.33	NM	0.36	3.27	35.64
THRD	TF Fin. Corp. of Newtown PA	8.97	8.29	0.56	6.43	4.75	0.40	4.56	0.57	47.04	0.53	21.04	132.60	11.89	143.33	29.71	0.60	1.98	41.67
THTL	Thistle Group Holdings of PA	8.36	7.51	0.56	6.19	4.92	0.45	4.95	0.48	67.30	0.91	20.32	125.19	10.46	139.19	25.40	0.36	1.97	40.00
TONE	TierOne Corporation of NE	15.43	15.43	0.89	6.24	3.64	0.65	4.55	0.29	274.51	0.90	27.47	142.63	22.01	142.63	NM	0.00	0.00	0.00
TSBK	Timberland Bancorp, Inc. of WA	17.41	17.41	1.61	9.21	6.83	1.41	8.08	0.77	114.71	1.26	14.63	131.84	22.95	131.84	16.68	0.56	2.35	34.36
TRYF	Troy Financial Corp of Troy NY(8)	12.39	9.89	1.11	8.65	4.17	1.08	8.42	0.20	594.80	1.90	23.97	210.89	26.13	264.17	24.64	0.64	1.82	43.54
TRST	TrustCo Bank Corp of NY	8.73	8.70	1.98	22.86	5.59	1.70	19.68	0.15	NA	3.88	17.89	NM	35.58	NM	20.77	0.60	4.66	NM
UCBC	Union Community Bancorp of IN	12.75	11.72	0.90	6.57	7.08	0.90	6.57	NA	NA	0.52	14.13	99.34	12.67	108.11	14.13	0.60	3.63	51.28
UCFC	United Community Fin. of OH	13.95	12.03	1.14	8.37	6.95	0.71	5.20	0.91	89.95	1.10	14.39	118.45	16.52	137.28	23.17	0.30	3.16	45.45
UPFC	United PanAm Fin. Corp of CA	7.22	7.22	1.43	16.70	5.44	1.42	16.52	0.04	NA	4.35	18.39	281.60	20.34	281.60	18.59	0.00	0.00	0.00
UTBI	United Tenn. Bancshares of TN	13.96	13.23	1.54	10.95	9.71	1.52	10.79	1.13	66.69	1.10	10.30	110.32	15.41	116.42	10.45	0.33	2.37	24.44
WSFS	WSFS Financial Corp. of DE(8)*	9.73	9.73	7.04	NM	40.48	7.43	NM	0.43	258.86	1.84	2.47	170.11	16.56	170.11	2.34	0.20	0.46	1.13
WVFC	WVS Financial Corp. of PA	8.18	8.18	0.93	12.09	7.83	0.92	11.92	1.15	63.52	2.43	12.77	154.51	12.64	154.51	12.95	0.64	3.56	45.39
WSBI	Warwick Community Bncrp of NY*	9.28	8.98	1.04	10.44	6.24	0.94	9.47	0.29	205.98	1.29	16.03	174.09	16.15	179.93	17.66	0.60	2.03	32.61
WFSL	Washington Federal, Inc. of WA	13.86	13.37	2.04	15.27	8.40	2.01	15.05	0.49	68.72	0.53	11.91	175.99	24.39	182.45	12.08	0.88	3.47	41.31
WAYN	Wayne Savings Bancorp of OH	12.30	12.30	0.62	5.01	4.09	0.56	4.56	0.76	24.31	0.31	24.46	122.54	15.07	122.54	26.86	0.45	3.28	NM
WYPT	Waypoint Financial Corp of PA	7.49	7.18	0.82	10.19	7.32	0.64	7.87	0.35	143.97	1.20	13.65	148.20	11.10	154.62	17.69	0.48	2.58	35.29
WCFB	Wbstr Cty Fed MHC of IA (38.5)	21.21	21.09	1.28	5.93	3.01	1.28	5.93	0.39	90.29	0.54	NM	194.56	41.27	195.71	NM	1.00	4.30	NM
WEFC	Wells Fin. Corp. of Wells MN	11.90	11.90	1.65	14.34	12.19	0.74	6.44	0.54	74.50	0.65	8.20	113.73	13.54	113.73	18.25	0.80	2.98	24.46
WOFC	Western Ohio Fin. Corp. of OH	12.14	12.14	0.72	5.81	5.56	0.57	4.63	0.46	117.21	0.66	17.97	104.05	12.63	104.05	22.54	1.00	3.89	69.93
WGBC	Willow Grove Bancorp of PA	13.83	13.70	0.93	6.06	4.35	0.69	4.46	NA	NA	1.29	22.99	147.77	20.43	149.10	NM	0.36	2.18	50.00

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1995:	Quarter 1	4157.7	500.7	817.2	278.4	152.1
	Quarter 2	4556.1	544.8	933.5	313.5	171.7
	Quarter 3	4789.1	584.4	1,043.5	362.3	195.3
	Quarter 4	5117.1	615.9	1,052.1	376.5	207.6
1996:	Quarter 1	5587.1	645.5	1,101.4	382.1	225.1
	Quarter 2	5654.6	670.6	1,185.0	387.2	224.7
	Quarter 3	5882.2	687.3	1,226.9	429.3	249.2
	Quarter 4	6442.5	737.0	1,280.7	483.6	280.1
1997:	Quarter 1	6583.5	757.1	1,221.7	527.7	292.5
	Quarter 2	7672.8	885.1	1,442.1	624.5	333.3
	Quarter 3	7945.3	947.3	1,685.7	737.5	381.7
	Quarter 4	7908.3	970.4	1,570.4	814.1	414.9
1998:	Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
As of:	Aug. 29, 2003	9415.8	1008.0	1,810.5	1315.9	488.0

(1) End of period data.
Sources: SNL Securities and Wall Street Journal.

EXHIBIT IV-3

Historical Thrift Stock Indices

<Index Values>

	Index Values				Price Appreciation (%)		
	07/31/03	06/30/03	12/31/02	07/31/02	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,292.7	1,266.6	1,073.2	1,091.3	2.07	20.46	18.46
MHC Index	2,067.4	1,945.0	1,625.2	1,533.6	6.29	27.21	34.81
Insurance Indexes							
SAIF Thrifts	1,295.8	1,220.2	1,053.9	1,038.8	6.19	22.95	24.74
BIF Thrifts	1,505.6	1,507.8	1,264.5	1,307.1	-0.15	19.07	15.19
Stock Exchange Indexes							
AMEX Thrifts	448.2	417.0	350.1	317.5	7.49	28.02	41.18
NYSE Thrifts	826.7	828.5	698.1	725.6	-0.23	18.42	13.93
OTC Thrifts	1,539.3	1,448.4	1,240.5	1,222.0	6.27	24.08	25.97
Geographic Indexes							
Mid-Atlantic Thrifts	3,078.1	2,902.1	2,438.7	2,522.6	6.07	26.22	22.02
Midwestern Thrifts	2,922.0	2,817.6	2,421.5	2,339.4	3.71	20.67	24.91
New England Thrifts	1,110.0	1,068.4	935.2	913.1	3.89	18.70	21.56
Southeastern Thrifts	1,223.9	1,148.6	983.7	973.6	6.56	24.42	25.71
Southwestern Thrifts	963.5	942.5	922.8	816.4	2.23	4.41	18.02
Western Thrifts	1,198.7	1,214.1	1,024.0	1,051.9	-1.27	17.06	13.95
Asset Size Indexes							
Less than $250M	1,205.3	1,157.4	1,012.4	926.0	4.14	19.06	30.16
$250M to $500M	2,963.6	2,835.9	2,405.9	2,159.0	4.50	23.18	37.27
$500M to $1B	1,524.4	1,443.1	1,264.6	1,134.9	5.64	20.54	34.32
$1B to $5B	1,945.5	1,809.3	1,521.8	1,478.7	7.53	27.84	31.57
Over $5B	767.1	762.0	645.1	669.4	0.66	18.90	14.58
Pink Indexes							
Pink Thrifts	333.4	323.9	268.4	254.1	2.93	24.20	31.18
Less than $75M	353.4	349.0	319.6	288.4	1.25	10.59	22.56
Over $75M	341.9	331.9	272.8	260.3	3.03	25.34	31.38
Comparative Indexes							
Dow Jones Industrials	9,233.8	8,985.4	8,341.6	8,736.6	2.76	10.70	5.69
S&P 500	990.3	974.5	879.8	911.6	1.62	12.56	8.63

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

EXHIBIT IV-4

Market Area Acquisition Activity

Exhibit IV-5
New York Thrift M&A 2001 to Present

Date Announce	Date Close	Buyer	ST	Seller	ST	Bank/ Thrift	Assets ($000)	Equity/ Assets (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Reserve Coverage (%)	Deal Value ($M)	Per Share ($)	Form	Price/ Book (%)	Price/ Tg Book (%)	Price/ TTM EPS (x)	Price/ Assets (%)	Tg Bk Prem/ Core Deps (%)
							Seller Financial Data at Announcement									Deal Characteristics				
05/07/2003	NA	Community Bank System Inc.	NY	Peoples Bankcorp, Inc.	NY	Thrift	28,768	11.22	0.17	1.56	0.00	NM	4.2	30.000	Cash	124.02	124.02	NM	14.55	4.64
08/11/2003	NA	First Niagara Finl Group	NY	Troy Financial Corporation	NY	Thrift	1,247,755	12.39	1.12	8.72	0.20	726.81	358.2	35.500	Mixed	212.45	266.12	23.51	28.71	27.30
06/27/2003	NA	New York Community Bancorp	NY	Roslyn Bancorp, Inc.	NY	Thrift	10,881,506	5.04	1.31	26.53	0.23	181.79	1,614.4	20.325	Common	289.94	290.36	10.64	14.84	20.36
01/14/2002	02/14/2003	Beacon Federal	NY	Salt City Hospitals Federal Credit Union	NY	Thrift	8,488	6.27	0.06	0.94	NA	NA	NA	NA		NA	NA	NA	NA	NA
07/22/2002	01/17/2003	First Niagara Finl Group (MHC)	NY	Finger Lakes Bancorp, Inc.	NY	Thrift	387,818	9.57	0.75	7.35	NA	NA	67.1	20.000	Mixed	170.94	170.94	25.00	17.30	13.92
11/14/2001	05/09/2002	National Bank of Greece, SA		Yonkers Financial Corporation	NY	Thrift	571,093	7.46	0.70	10.12	0.10	362.68	69.6	29.000	Cash	151.75	151.75	16.20	12.19	9.07
09/04/2001	03/08/2002	Hudson River Bancorp	NY	Ambanc Holding Co., Inc.	NY	Thrift	711,095	10.86	0.62	5.67	0.45	201.31	99.8	21.500	Cash	125.44	137.20	25.60	14.03	6.78
06/25/2001	01/04/2002	Washington Mutual Inc.	WA	Dime Bancorp, Incorporated	NY	Thrift	27,050,041	6.35	1.28	18.84	NA	NA	5,167.5	NA	Mixed	300.77	428.45	30.24	19.10	33.54
03/27/2001	07/31/2001	New York Community Bancorp	NY	Richmond County Financial Corp.	NY	Thrift	3,213,063	9.81	1.21	12.43	0.34	171.84	779.3	27.744	Common	NM	NM	NM	NM	NM
						Avg	4,899,959	8.77	0.80	10.24	0.22	328.89	1,020.0			196.47	224.12	21.87	17.25	16.52
						Median	711,095	9.57	0.75	8.72	0.22	282.00	229.0			191.70	218.53	25.30	16.07	17.14

EXHIBIT IV-5

Provident Bancorp, Inc.
Director and Senior Management Summary Resumes

Exhibit IV-5
Provident Bancorp, Inc.
Director and Senior Management Summary Resumes

William F. Helmer has served as the Chairman of the board of directors of Provident Bank since 1994 and Chairman of the board of directors of Provident Bancorp, Inc. since its formation in 1999. Mr. Helmer is the President of Helmer-Cronin Construction, Inc., a construction company.

Dennis L. Coyle has served as Vice Chairman of the board of directors of Provident Bank since 1994 and Vice Chairman of the board directors of Provident Bancorp, Inc. since its formation in 1999. Mr. Coyle is the owner and President of Denlo Realty Corp., the owner of Dennis L. Coyle Rental Properties, and is formerly the co-owner of the Coyle Insurance Agency, Inc.

George Strayton has been employed by Provident Bank since 1982, was named President and Chief Executive Officer of Provident Bank in 1986, and has served as President and Chief Executive Officer of Provident Bancorp, Inc. since its formation in 1999.

Judith Hershaft is the Chief Executive Officer of Innovative Plastics Corp., a manufacturer of custom plastic products. She is also the Chairman of Greenway Plastics and Innovative Plastics South Corp.

Thomas F. Jauntig, Jr, is a partner in Korn, Rosenbaum, Phillips & Jauntig LLP, certified public accountants.

Dr. Donald T. McNelis served as President of St. Thomas Aquinas College in Sparkill, New York from 1974 until his retirement in 1995.

Richard A. Nozell is the owner of Richard Nozell Building Construction and serves as a general building contractor.

William R. Sichol, Jr. is a principal of Sichol & Hicks, P.C., a private law firm.

Burt Steinberg is the Executive Director of The Dress Barn, Inc., a woman's specialty store retailer.

F. Gary Zeh is the President of Haverstraw Transit Inc., a bus contracting company, and President of Quality Bus Sales and Service, Inc.

Daniel G. Rothstein has been employed by Provident Bank since 1983, and was named Executive Vice President in 1989. Mr. Rothstein served as Provident Bank's Chief Credit Officer and Regulatory Counsel from 1996 until August 2003, when he was appointed Chief Risk Management Officer.

Exhibit IV-5 (continued)
Provident Bancorp, Inc.
Director and Senior Management Summary Resumes

Robert J. Sansky has been employed by Provident Bank since 1985, and was named Executive Vice President in 1989. Mr. Sansky served as Provident Bank's Director of Human Resources from 1996 until August 2003, when he was appointed Chief Retail Banking Officer.

Paul A. Maisch has served as Senior Vice President and Chief Financial Officer of Provident Bank and Provident Bancorp, Inc. since March 2003. From 1998 through 2001, Mr. Maisch served as Executive Vice President and Chief Financial Officer of Premier National Bancorp, Inc., and had been employed by Premier National Bancorp, Inc. and its predecessors since 1984.

Stephen G. Dormer was named Senior Vice President of Provident Bank in 1994 and served as Provident Bank's Director of Business Development from 1996 until August 2003, when he was appointed Assistant to the Office of the President, Strategic Planning and Commercial Lending Officer.

John J. Fitzpatrick has been employed by Provident Bank since 1986, and was named Senior Vice President and Director of Support Services in 1997.

Exhibit IV-6
Provident Bancorp, Inc.
Pro Forma Regulatory Capital Ratios

	Provident Bank Historical at June 30, 2003		Pro Forma at June 30, 2003, Based Upon the Acquisition and Sale or Issuance in Conversion of							
			11,475,000 Shares (1)		13,500,000 Shares		15,525,000 Shares		17,853,750 Shares (2)	
	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)
					(Dollars in thousands)					
Equity capital	$ 109,155	9.81%	$ 215,789	14.02%	$ 215,901	14.02%	$ 216,014	14.02%	$ 217,793	14.11%
Tangible capital	$ 91,053	8.34%	$ 146,134	10.00%	$ 146,246	10.00%	$ 146,359	10.00%	$ 148,138	10.10%
Tangible requirement	16,372	1.50	21,920	1.50	21,937	1.50	21,954	1.50	21,998	1.50
Excess	$ 74,681	6.84%	$ 124,214	8.50%	$ 124,308	8.50%	$ 124,405	8.50%	$ 126,139	8.60%
Core (leverage) capital	$ 91,053	8.34%	$ 146,134	10.00%	$ 146,246	10.00%	$ 146,359	10.00%	$ 148,138	10.10%
Core (leverage) requirement (4)	43,658	4.00	58,454	4.00	58,499	4.00	58,544	4.00	58,661	4.00
Excess	$ 47,395	4.34%	$ 87,680	6.00%	$ 87,748	6.00%	$ 87,815	6.00%	$ 89,477	6.10%
Total risk-based capital (5)	$ 98,880	15.04%	$ 156,499	17.43%	$ 156,611	17.43%	$ 156,724	17.44%	$ 158,503	17.63%
Risk-based requirement	52,587	8.00	71,849	8.00	71,867	8.00	71,885	8.00	71,932	8.00
Excess	$ 46,293	7.04%	$ 84,650	9.43%	$ 84,744	9.43%	$ 84,839	9.44%	$ 86,570	9.63%

(1) If Provident Bancorp does not receive orders for at least 11,475,000 shares in the offering, then, at Provident Bancorp's discretion in order to issue the minimum number of shares necessary to complete the conversion and stock offering, up to 3,677,320 unsubscribed offering shares may be issued to stockholders of E.N.B. Holding Company as merger consideration. If 3,677,320 unsubscribed shares are so issued as part of the conversion and stock offering, then pro forma equity would be $211.6 million or 13.79% of pro forma assets, pro forma tangible capital would be $142.0 million or 9.74% of pro forma assets, pro forma core capital would be $142.0 million or 9.74% of pro forma assets, and pro forma total risk-based capital would be $152.3 million or 16.98% of pro forma risk-based assets. See " E.N.B. Holding Company, Inc. Acquisition and Related Pro Forma Data."

(2) As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect demand for the shares, changes in market or general financial conditions following the commencement of the offering, or regulatory considerations.

(3) Tangible and core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.

(4) The current Office of Thrift Supervision core capital requirement for financial institutions is 3% of total adjusted assets for financial institutions that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other financial institutions.

(5) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 50% risk weighting.

EXHIBIT IV-7

Provident Bancorp, Inc.
Pro Forma Analysis Sheet

PRO FORMA ANALYSIS SHEET WITH SHARES ISSUED FOR ACQUISITION OF E.N.B. HOLDING COMPANY
Provident Bancorp, Inc.
Prices as of August 29, 2003

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	New York Companies Mean	New York Companies Median	All Public Companies Mean	All Public Companies Median
Price-earnings ratio	=	P/E	21.68 x	17.67	17.39	15.27	14.15	15.87	14.52
Price-core earnings ratio	=	P/CORE	24.66 x	20.14	18.91	18.62	17.27	18.24	17.39
Price-book ratio	=	P/B	103.68%	173.43%	154.67%	182.61%	175.44%	150.57%	139.93%
Price-tangible book ratio	=	P/TB	136.76%	192.46%	179.93%	197.70%	206.04%	160.21%	148.14%
Price-assets ratio	=	P/A	17.89%	17.78%	16.15%	20.25%	19.10%	15.74%	14.26%

Valuation Parameters	
Pre-Conversion Earnings (Y)	$13,194,000
Pre-Conversion Core Earnings (YC)	$11,613,000
Pre-Conversion Book Value (B)	$153,136,000
Pre-Conv. Tang. Book Value (TB)	$86,886,000
Pre-Conversion Assets (A)	$1,466,144,000
Reinvestment Rate (2)(R)	0.65%
Est. Conversion Expenses (3)(X)	2.07%
Tax rate (TAX)	40.00%

	Before Foundation		After Foundation
ESOP Stock Purchases (E)	5.15% (4) (5)		5.00%
Cost of ESOP Borrowings (S)	0.00%		
ESOP Amortization (T)	20.00 years		
RRP Amount (M)	4.12%		4.00%
RRP Vesting (N)	5.00 years (5)		
MHC Ownership Percent	55.53%		
ENB Ownership	12.95%		
Foundation Ownership	1.41%		
Percent of Full Value Sold (PCT)	47.55%		
Foundation Contribution			
Stock Component	2.9630% (5)		
Cash Component (F)	0.7407% (5)		
Foundation Contribution	$5,000,000	4.00%	
Foundation Contribution Tax Benefit (Z)	$2,000,000		

Computation of % of Full Value Sold	
MHC Ownership Percent (Pre-Transaction)	55.53%
Dilution From Share Issuance To ENB and Foundation	-7.97%
Percentage of Full Value Sold	47.55%

Calculation of Pro Forma Value After Conversion

1. $V = \dfrac{P/E \cdot (Y)}{1 - P/E \cdot PCT \cdot ((1-X-E-M-F) \cdot R - (1-TAX) \cdot E/T - (1-TAX) \cdot M/N)}$ V= $283,903,890

2. $V = \dfrac{P/CORE \cdot (YC)}{1 - P/CORE \cdot PCT \cdot ((1-X-E-M-F) \cdot R - (1-TAX) \cdot E/T - (1-TAX) \cdot M/N)}$ V= $283,903,890

3. $V = \dfrac{P/B \cdot (B+Z)}{1 - P/B \cdot PCT \cdot (1-X-E-M-F)}$ V= $283,903,890

4. $V = \dfrac{P/TB \cdot (TB+Z)}{1 - P/TB \cdot PCT \cdot (1-X-E-M-F)}$ V= $283,903,890

5. $V = \dfrac{P/A \cdot (A+Z)}{1 - P/A \cdot PCT \cdot (1-X-E-M-F)}$ V= $283,903,890

Conclusion	Price Per Share	Shares Sold in Offering	Exchange Shares Issued to Minority	Merger Shares Issued to ENB	Shares Issued To Foundation	Total Shares Issued	Minority Exchange Ratio	ENB Exchange Ratio	Aggregate Market Value of Stock Issued	ENB Ownership Percentage
Supermaximum	10.00	17,853,750	14,300,284	3,677,320	400,000	36,231,354	4.0430	241.5000	362,313,540	10.1496%
Maximum	10.00	15,525,000	12,435,029	3,677,320	400,000	32,037,349	3.5156	241.5000	320,373,490	11.4782%
Midpoint	10.00	13,500,000	10,813,069	3,677,320	400,000	28,390,389	3.0571	241.5000	283,903,890	12.9527%
Minimum	10.00	11,475,000	9,191,109	3,677,320	400,000	24,743,429	2.5985	241.5000	247,434,290	14.8618%
Min., as adjusted	10.00	11,475,000	9,191,109	0	400,000	21,066,109	2.5985	241.5000	210,661,090	17.4561%

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 1.09 percent, and a tax rate of 40.00 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) Reflects percentage relative to the shares sold to the public (does not include foundation shares or shares issued to ENB).

EXHIBIT IV-8

Provident Bancorp, Inc.
Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Provident Bancorp, Inc.
At the Minimum, as Adjusted Applying Offering Shares to the Acquisition
Applied $ 36,773,200

1.	Pro Forma Market Capitalization	$210,661,090
	Less: Exchange Shares Issued to Minority Shareholders	91,911,090
	Foundation Shares	4,000,000
	Shares Issued to ENB	-
2.	Offering Proceeds	$114,750,000
	Less: Estimated Offering Expenses	2,229,393
	Net Conversion Proceeds	$112,520,607
3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$112,520,607
	Less: Cash Contribution to Foundation	$1,000,000
	Less: Proceeds Invested in Non-Earning Fixed Assets	0
	Less: Applied to Acquisition of E.N.B Holding Company	36,773,200
	Less: Non-Cash Stock Purchases (1)	10,687,500
	Net Proceeds Reinvested	$64,059,907
	Estimated net incremental rate of return	0.65%
	Earnings Increase	$418,952
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	178,125
	Less: Recognition Plan Vesting(4)	570,000
	Net Earnings Increase	($329,173)

		Merged Pre-Conversion	Net Earnings Increase	After Conversion
4.	Pro Forma Earnings			
	12 Months ended June 30, 2003 (reported)	$13,194,000	($329,173)	$12,864,827
	12 Months ended June 30, 2003 (core)	$11,613,000	($329,173)	$11,283,827

		Merged Pre-Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
5.	Pro Forma Net Worth				
	June 30, 2003	$153,136,000	$64,059,907	$2,000,000	$219,195,907
	June 30, 2003 (Tangible)	$86,886,000	$64,059,907	$2,000,000	$152,945,907

		Merged Pre-Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
6.	Pro Forma Assets				
	June 30, 2003	$1,466,144,000	$64,059,907	$2,000,000	$1,532,203,907

(1) Includes ESOP stock purchases equal to 5.0 percent of the offering and stock purchased by Recognition Plan equal to 4.0 percent of total offering.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 40.00 percent rate.
(4) Stock purchased by Recognition Plan is amortized over 5 years, amortization is tax-effected.
(5) Reflects tax benefit of contribution to Foundation.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Provident Bancorp, Inc.
At the Minimum

1.	Pro Forma Market Capitalization	$247,434,290
	Less: Exchange Shares Issued to Minority Shareholders	91,911,090
	Foundation Shares	4,000,000
	Shares Issued to ENB	36,773,200
2.	Offering Proceeds	$114,750,000
	Less: Estimated Offering Expenses	2,597,125
	Net Conversion Proceeds	$112,152,875
3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$112,152,875
	Less: Cash Contribution to Foundation	$1,000,000
	Less: Proceeds Invested in Non-Earning Fixed Assets	0
	Less: Non-Cash Stock Purchases (1)	10,687,500
	Net Proceeds Reinvested	$100,465,375
	Estimated net incremental rate of return	0.65%
	Earnings Increase	$657,044
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	178,125
	Less: Recognition Plan Vesting(4)	570,000
	Net Earnings Increase	($91,081)

		Merged Pre-Conversion	Net Earnings Increase	After Conversion
4.	Pro Forma Earnings			
	12 Months ended June 30, 2003 (reported)	$13,194,000	($91,081)	$13,102,919
	12 Months ended June 30, 2003 (core)	$11,613,000	($91,081)	$11,521,919

		Merged Pre-Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
5.	Pro Forma Net Worth				
	June 30, 2003	$153,136,000	$100,465,375	$2,000,000	$255,601,375
	June 30, 2003 (Tangible)	$86,886,000	$100,465,375	$2,000,000	$189,351,375

		Merged Pre-Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
6.	Pro Forma Assets				
	June 30, 2003	$1,466,144,000	$100,465,375	$2,000,000	$1,568,609,375

(1) Includes ESOP stock purchases equal to 5.0 percent of the offering and stock purchased by Recognition Plan equal to 4.0 percent of total offering.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 40.00 percent rate.
(4) Stock purchased by Recognition Plan is amortized over 5 years, amortization is tax-effected.
(5) Reflects tax benefit of contribution to Foundation.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Provident Bancorp, Inc.
At the Midpoint

1.	Pro Forma Market Capitalization	$283,903,890
	Less: Exchange Shares Issued to Minority Shareholders	108,130,690
	Foundation Shares	4,000,000
	Shares Issued to ENB	36,773,200
2.	Offering Proceeds	$135,000,000
	Less: Estimated Offering Expenses	2,789,500
	Net Conversion Proceeds	$132,210,500
3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$132,210,500
	Less: Cash Contribution to Foundation	$1,000,000
	Less: Proceeds Invested in Non-Earning Fixed Assets	0
	Less: Non-Cash Stock Purchases (1)	12,510,000
	Net Proceeds Reinvested	$118,700,500
	Estimated net incremental rate of return	0.65%
	Earnings Increase	$776,301
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	208,500
	Less: Recognition Plan Vesting(4)	667,200
	Net Earnings Increase	($99,399)

		Merged Pre-Conversion	Net Earnings Increase	After Conversion
4.	Pro Forma Earnings			
	12 Months ended June 30, 2003 (reported)	$13,194,000	($99,399)	$13,094,601
	12 Months ended June 30, 2003 (core)	$11,613,000	($99,399)	$11,513,601

		Merged Pre-Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
5.	Pro Forma Net Worth				
	June 30, 2003	$153,136,000	$118,700,500	$2,000,000	$273,836,500
	June 30, 2003 (Tangible)	$86,886,000	$118,700,500	$2,000,000	$207,586,500

		Merged Pre-Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
6.	Pro Forma Assets				
	June 30, 2003	$1,466,144,000	$118,700,500	$2,000,000	$1,586,844,500

(1) Includes ESOP stock purchases equal to 5.0 percent of the offering and stock purchased by Recognition Plan equal to 4.0 percent of total offering.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 40.00 percent rate.
(4) Stock purchased by Recognition Plan is amortized over 5 years, amortization is tax-effected.
(5) Reflects tax benefit of contribution to Foundation.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Provident Bancorp, Inc.
At the Maximum

1.	Pro Forma Market Capitalization	$320,373,490
	Less: Exchange Shares Issued to Minority Shareholders	124,350,290
	Foundation Shares	4,000,000
	Shares Issued to ENB	36,773,200
2.	Offering Proceeds	$155,250,000
	Less: Estimated Offering Expenses	2,981,875
	Net Conversion Proceeds	$152,268,125
3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$152,268,125
	Less: Cash Contribution to Foundation	$1,000,000
	Less: Proceeds Invested in Non-Earning Fixed Assets	0
	Less: Non-Cash Stock Purchases (1)	14,332,500
	Net Proceeds Reinvested	$136,935,625
	Estimated net incremental rate of return	0.65%
	Earnings Increase	$895,559
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	238,875
	Less: Recognition Plan Vesting(4)	764,400
	Net Earnings Increase	($107,716)

			Merged Pre-Conversion	Net Earnings Increase	After Conversion
4.	Pro Forma Earnings				
	12 Months ended June 30, 2003 (reported)		$13,194,000	($107,716)	$13,086,284
	12 Months ended June 30, 2003 (core)		$11,613,000	($107,716)	$11,505,284

		Merged Pre-Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
5.	Pro Forma Net Worth				
	June 30, 2003	$153,136,000	$136,935,625	$2,000,000	$292,071,625
	June 30, 2003 (Tangible)	$86,886,000	$136,935,625	$2,000,000	$225,821,625

		Merged Pre-Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
6.	Pro Forma Assets				
	June 30, 2003	$1,466,144,000	$136,935,625	$2,000,000	$1,605,079,625

(1) Includes ESOP stock purchases equal to 5.0 percent of the offering and stock purchased by Recognition Plan equal to 4.0 percent of total offering.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 40.00 percent rate.
(4) Stock purchased by Recognition Plan is amortized over 5 years, amortization is tax-effected.
(5) Reflects tax benefit of contribution to Foundation.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Provident Bancorp, Inc.
At the Superrange Value

1.	Pro Forma Market Capitalization	$362,313,540
	Less: Exchange Shares Issued to Minority Shareholders	143,002,840
	Foundation Shares	4,000,000
	Shares Issued to ENB	36,773,200
2.	Offering Proceeds	$178,537,500
	Less: Estimated Offering Expenses	3,203,106
	Net Conversion Proceeds	$175,334,394
3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$175,334,394
	Less: Cash Contribution to Foundation	$1,000,000
	Less: Proceeds Invested in Non-Earning Fixed Assets	0
	Less: Non-Cash Stock Purchases (1)	16,428,375
	Net Proceeds Reinvested	$157,906,019
	Estimated net incremental rate of return	0.65%
	Earnings Increase	$1,032,705
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	273,806
	Less: Recognition Plan Vesting(4)	876,180
	Net Earnings Increase	($117,281)

			Merged Pre-Conversion	Net Earnings Increase	After Conversion
4.	Pro Forma Earnings				
	12 Months ended June 30, 2003 (reported)		$13,194,000	($117,281)	$13,076,719
	12 Months ended June 30, 2003 (core)		$11,613,000	($117,281)	$11,495,719

		Merged Pre-Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
5.	Pro Forma Net Worth				
	June 30, 2003	$153,136,000	$157,906,019	$2,000,000	$313,042,019
	June 30, 2003 (Tangible)	$86,886,000	$157,906,019	$2,000,000	$246,792,019

		Merged Pre-Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
6.	Pro Forma Assets				
	June 30, 2003	$1,466,144,000	$157,906,019	$2,000,000	$1,626,050,019

(1) Includes ESOP stock purchases equal to 5.0 percent of the offering and stock purchased by Recognition Plan equal to 4.0 percent of total offering.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 40.00 percent rate.
(4) Stock purchased by Recognition Plan is amortized over 5 years, amortization is tax-effected.
(5) Reflects tax benefit of contribution to Foundation.

EXHIBIT IV-9

Provident Bancorp, Inc.
Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2003

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ESBF	ESB Financial Corp. of PA	8,536	-921	313	0	7,928	10,509	0.75
FNFG	First Niagara Financial of NY	33,052	3,757	-1,277	-186	35,346	70,786	0.50
FSLA	First Sentinel Bancorp of NJ	26,658	-3,522	1,197	0	24,333	27,620	0.88
FFIC	Flushing Fin. Corp. of NY	20,028	-253	86	0	19,861	12,942	1.53
HRBT	Hudson River Bancorp Inc of NY	29,067	-47	16	0	29,036	15,171	1.91
MASB	MassBank Corp. of Reading MA	8,393	224	-76	0	8,541	4,370	1.95
OCFC	OceanFirst Fin. Corp of NJ	20,154	-8,425	2,865	0	14,594	13,615	1.07
SCFS	Seacoast Fin Serv Corp of MA	28,737	1,856	-631	0	29,962	26,484	1.13
SFFS	Sound Fed Bancorp Inc of NY	8,082	0	0	0	8,082	13,247	0.61
WSBI	Warwick Community Bncrp of NY	8,345	-1,176	400	0	7,569	4,534	1.67
WYPT	Waypoint Financial Corp of PA	45,819	-15,980	5,433	0	35,272	33,716	1.05

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1

RP Financial, LC.
Firm Qualifications Statement

RP FINANCIAL, LC.

Financial Services Industry Consultants **FIRM QUALIFICATION STATEMENT**

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. In this regard, RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP Financial assists banks and thrifts prepare CRA plans and applications for Community Development Entity ("CDE") certification and New Markets Tax Credit ("NMTC") allocation. RP Financial's consulting services are aided by its in-house data bases resource and proprietary valuation and financial simulation models.

RP Financial's Key Personnel (Years of Relevant Experience)

Ronald S. Riggins, Managing Director (22)
William E. Pommerening, Managing Director (18)
Gregory E. Dunn, Senior Vice President (20)
James P. Hennessey, Senior Vice President (17)
James J. Oren, Senior Vice President (15)

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Website: www.rpfinancial.com